                                      LOGO

                                3,900,000 SHARES

                                  COMMON STOCK


     Accrue Software, Inc. is offering 3,900,000 shares of its common stock. This is our initial public offering, and no public market currently exists for our shares. Our shares have been approved for quotation on the Nasdaq National Market under the symbol "ACRU." The initial public offering price will be $10.00 per share.


                         ------------------------------

                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                         ------------------------------


                                                              PER SHARE       TOTAL
                                                              ---------    -----------
Public Offering Price.......................................   $10.00      $39,000,000
Underwriting Discounts and Commissions......................   $ 0.70      $ 2,730,000
Proceeds to Accrue..........................................   $ 9.30      $36,270,000


     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     We have granted the underwriters a 30-day option to purchase up to 585,000 additional shares of our common stock. BancBoston Robertson Stephens Inc. expects to deliver the shares of common stock to purchasers on August 4, 1999.


                         ------------------------------

BANCBOSTON ROBERTSON STEPHENS                         THOMAS WEISEL PARTNERS LLC


                 The date of this prospectus is July 30, 1999.

                                [COLOR ARTWORK]

                     [INSIDE FRONT COVER/OUTSIDE GATE FOLD]

ACCRUE PROVIDES INSIGHT INTO COMPLEX WEB SITES EXPERIENCING HIGH TRAFFIC VOLUMES, ALLOWING WEB SITE MANAGERS TO ANSWER THE QUESTION, "HOW EFFECTIVE IS MY WEB SITE?"

DIAGRAM

[Shows path of visitor from computer through the internet to and from three locations -- Tokyo, London and San Francisco, each depicted by an oval picture. A diagram overlaying each picture depicts the path of information through different configurations of routers, switches and servers.]

Today, many of the largest Web sites are comprised of multiple Web servers that are distributed throughout the world and configured using a wide variety of networking devices. A Web site visitor may, on a given visit, view pages that reside on several Web servers in different locations. As a result of this complexity, collecting and analyzing Web site visitor activity presents a technical challenge. Accrue's network collector technology, however, can collect visitor data for up to 50 million hits per day across multiple Web sites in complex configurations.

                                [COLOR ARTWORK]

                     [INSIDE FRONT COVER/INSIDE GATE FOLD]

ACCRUE IS A LEADING PROVIDER OF EBUSINESS ANALYSIS SOFTWARE AND SERVICES THAT HELP COMPANIES WITH SIGNIFICANT WEB INITIATIVES ATTRACT NEW CUSTOMERS, RETAIN EXISTING CUSTOMERS, AND INCREASE ECOMMERCE SALES.

DIAGRAM 2  CONTENT EFFECTIVENESS

[Shows a sample report which presents visitor data, in four columns, on page views, resets, % resets and time spent for twelve different site addresses.]

Accrue Insight URL Reports provide Web site managers with key metrics to determine which Web pages, or URL addresses, visitors value most: the number of visitors per page, the frequency of resets or clicks by visitors on the Web browser stop button, and the amount of time visitors spend viewing a page. As an example of how our software works, our own home page generates a higher number of page views and visitor duration than other pages on our Web site. It also generates significantly higher resets than the rest of our Web site. By improving the content on pages with the highest resets, Web managers might significantly increase the amount of time visitors spend on their Web sites.

DIAGRAM 3  CAMPAIGN ANALYSIS

[Shows a sample report which presents visitor data in four columns indicating number of visitors, pages visited, time spent and pages per visit for fourteen different Web sites.]

Accrue Insight Visitors and Visits Reports help marketing personnel analyze the effectiveness of their Web marketing campaigns. These reports measure which Web banner ads result in the highest quality visitors in terms of the number of pages viewed and the duration of visits. This report shows which Web sites are drawing the most visitors to www.accrue.com, which visitors looked at the most pages and spent the most time on the Accrue Web site.

DIAGRAM 4  CUSTOMER NAVIGATION
[Shows the path a visitor took through a Web site's content areas (represented by oval shaped bars containing the address of each content area, arranged from top to bottom by number of visits and in columns by referral or by request).]

Accrue Insight Navigation Graph helps managers assess the effectiveness of a Web site's layout by measuring where visitors come from and how they navigate through the Web site. As shown above, 71,500 visitors entered the Accrue Web site home page, as illustrated by the oval in the center of the graph. Of this amount, 62,500 came directly to the page by typing the Accrue URL into their Web browser. The remainder came directly from other Web sites, of which the top nine URLs are shown. Of the 71,500 visitors, 42,150 visitors went from the home page to other pages in the Web site, of which the top ten are shown. The Navigation Graph is an interactive tool, allowing a user to select any page in the Web site to be the center oval in the graph and determine the distribution of visitors to that page and beyond that page.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Summary.....................................................    1
Risk Factors................................................    5
  Risks related to our business.............................    5
  Risks related to our industry.............................   15
  Risks related to the offering.............................   16
You Should Not Rely on Forward-Looking Statements Because
  They Are Inherently Uncertain.............................   19
How We Intend to Use the Proceeds from this Offering........   19
Dividend Policy.............................................   19
Other Information...........................................   19
Capitalization..............................................   21
Dilution....................................................   22
Selected Financial Data.....................................   23
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   24
Business....................................................   35
Management..................................................   53
Related Party Transactions with Directors, Officers and 5%
  Stockholders..............................................   66
Principal Stockholders......................................   69
Description of Capital Stock................................   71
Shares Eligible for Future Sale.............................   73
Underwriting................................................   76
Legal Matters...............................................   78
Experts.....................................................   78
Additional Information Available to You.....................   78
Index to Financial Statements...............................  F-1

                           -------------------------

     We own or have rights to trademarks or tradenames that we use in conjunction with the sale of our products and services. Accrue is a registered trademark owned by us. Accrue Insight, Report Wizard and MyAccrue are trademarks that are owned by us. This prospectus also makes reference to trademarks of other companies.

                                    SUMMARY

     Because this is only a summary, it does not contain all the information that may be important to you. You should read the entire prospectus, especially "Risk Factors" and the financial statements and notes, before deciding to invest in shares of our common stock.

                                  OUR COMPANY

     Accrue is a leading provider of Internet data collection and analysis software which enables business decision makers to address critical marketing and merchandising questions concerning the effectiveness of their Web sites. Our flagship product, Accrue Insight, is a comprehensive solution that we believe helps Internet businesses increase numbers of visitors, customer loyalty and sales by collecting, storing, analyzing and reporting Web site activity data at a level of detail and accuracy that distinguishes our technology from others. Accrue Insight is also highly scalable, meaning it is detailed and robust enough to meet the needs of successful and rapidly expanding Web sites as their user volumes greatly expand.

     Merchandising managers traditionally depend on analysis of marketing metrics like campaign effectiveness, shopping patterns or price elasticity, and the quantity of that data has increased dramatically as the information age has extended the number of methods and reach for marketing communications. Conducting traditional marketing analysis has therefore become more complicated. In addition, the Internet has now emerged as the fastest growing communication and commerce medium in history, creating new challenges which further compound the complexity of collecting and analyzing valuable merchandising information. As a result, businesses are demanding analysis that provides a measure of return on investment for their Internet initiatives. Despite the need for a detailed, flexible, robust and easy-to-use approach to Internet merchandising analysis, we believe Accrue Insight is the only product available that delivers an integrated solution addressing all of these requirements.

     The Internet is a global medium enabling millions of people worldwide to communicate and conduct business electronically. As a result, many organizations are implementing Web-based business initiatives to automate business processes, transact sales, and manage customer service, commonly referred to as conducting "e-business." The growing adoption of the Web represents a significant opportunity for businesses to effectively conduct commercial transactions over the Internet, such as the sale of goods and services, commonly referred to as "e-commerce." According to International Data Corporation, the total value of e-commerce revenue is expected to increase from approximately $32.0 billion in 1998 to approximately $426 billion in 2002. Organizations must support their e-business initiatives by investing heavily in Internet technology, content, and infrastructure software. Forrester Research estimates that spending on software and services to support e-commerce alone exceeded $5.6 billion in 1998 and will grow to $35 billion by 2002.

     Accrue Insight enables businesses to assess the effectiveness of their Web sites by collecting, storing, analyzing and reporting comprehensive, detailed Web site traffic information and visitor activity data such as the date, time and duration of visit, Web pages viewed, and visitor identification information. The most precise way to analyze this data is to collect it directly from packets of data that move across the network, analysis referred to as "packet sniffing." This network-based analysis provides a factual and complete picture of a visitor's activity at a Web site beyond that which can be achieved through more common approaches which analyze data from log files of a Web server computer. Our packet sniffing technology summarizes the details of each interaction to prepare the data for storage and analysis. The benefits of our packet sniffing analysis include the ability to collect data pertaining to:

     - Visitors -- understanding who Web site visitors are, where they came from, and how long they stayed.

     - Visits -- exploring behavioral (duration and page depth) patterns of visitors over repeat visits.

     - Content -- measuring the effectiveness of content, including the actual delivered content, the most popular content, and the stickiness, or duration of viewing, of content.

     - Navigation -- determining the flow of visitors through a Web site to measure the effectiveness of site layout, and the most common path to purchase for each market segment.

     Increasing numbers of Web sites receive millions of hits per day and this traffic is growing exponentially. To enable effective e-business analysis, companies must collect, process, store and make available for analysis the data generated from these millions of hits. Accrue Insight is designed to operate effectively across Web sites with the following characteristics:

     - 50 million hits per day;

     - hundreds of Web servers supporting over 2,000 Web sites;

     - generation of thousands of unique reports per day;

     - storage of hundreds of gigabytes of historical activity data; and

     - complex, globally-distributed content.

     We also provide professional services to assist customers at every stage of Accrue Insight deployment, from identification of specific business needs through enterprise integration and customization of e-business analysis reporting, to delivering a rapid and effective implementation.

     Our objective is to extend our position as a leading provider of enterprise-class e-business analysis software. To achieve this objective, our strategy includes the following key elements: extend leadership in high-end e-business analysis, maintain technological leadership in e-business analysis software, leverage Web data platform, leverage and expand blue chip customer base, continue developing strategic alliances, expand sales and distribution channels, and pursue strategic acquisitions.

     Accrue was incorporated in Delaware under the name "Plumb, Inc." in February 1996 and changed our name to "Gauge Technologies, Inc." in April 1996. In October 1996 we changed our name from "Gauge Technologies, Inc." to "Accrue Software, Inc." Our principal executive offices are located at 48634 Milmont Drive, Fremont, California 94538-7353, and our telephone number is (510) 580-4500. The address of our Web site is http://www.accrue.com. Information contained on our Web site shall not be deemed to be a part of this prospectus.
------------------------

     Unless otherwise indicated, the information in this prospectus, irrespective of the date referenced, assumes:

     - the automatic conversion of each outstanding share of preferred stock into shares of common stock upon the closing of this offering;

     - no exercise of the underwriters' option to purchase additional shares;
       and

     - the filing of an amendment to our certificate of incorporation upon completion of this offering.

                                  THE OFFERING


Common stock offered by Accrue.....................  3,900,000 shares
Common stock to be outstanding after the
  offering.........................................  19,610,046 shares
Use of proceeds....................................  Working capital and general corporate purposes
Nasdaq National Market symbol......................  ACRU


     The common stock to be outstanding after the offering is based on the number of shares outstanding as of March 31, 1999. This number excludes:

     - 1,868,072 shares subject to outstanding options as of March 31, 1999 at a weighted average exercise price of $0.24 per share;

     - 1,517,784 additional shares available for grant under our stock plan as of March 31, 1999;

     - 1,226,279 shares issued between March 31, 1999 and May 25, 1999 pursuant to the exercise of options and restricted stock grants; and


     - 350,000 shares subject to outstanding warrants at an exercise price of $0.70 per share and 14,000 shares subject to outstanding warrants at an exercise price equal to the initial public offering price.

                         SUMMARY FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     In the following summary financial data, the statement of operations data for the years ended March 31, 1997, 1998 and 1999 and balance sheet data as of March 31, 1999 are derived from and qualified in their entirety by our audited financial statements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." See also note 2 to the notes of our audited financial statements included in this prospectus for a description of how pro forma net loss per share is computed.

                                                                YEAR ENDED MARCH 31,
                                                            -----------------------------
                                                             1997       1998       1999
                                                            -------    -------    -------
STATEMENT OF OPERATIONS DATA:
  Total revenue...........................................  $   182    $ 1,120    $ 2,952
  Gross profit............................................      160        979      2,725
  Loss from operations....................................   (2,035)    (3,986)    (6,678)
  Net loss................................................   (1,927)    (3,921)    (6,643)
  Pro forma net loss per share, basic and diluted
     (unaudited)..........................................                        $ (0.59)
  Shares used in computing pro forma net loss per share,
     basic and diluted (unaudited)........................                         11,299

     The As Adjusted column gives effect to the sale of the shares of common stock in this offering at an initial public offering price of $10.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses. Please see "How We Intend to Use the Proceeds from this Offering" and "Capitalization."

                                                                MARCH 31, 1999
                                                              ------------------
                                                                           AS
                                                              ACTUAL    ADJUSTED
                                                              ------    --------
BALANCE SHEET DATA:
  Cash and cash equivalents.................................  $1,600    $37,170
  Working capital...........................................   1,334     36,904
  Total assets..............................................   4,204     39,774
  Long-term debt, net of current portion....................     169        169
  Total stockholders' equity................................   1,989     37,559

                                  RISK FACTORS

     You should carefully consider the following risks before making an investment in our company. In addition, you should keep in mind that the risks described below are not the only risks that we face. The risks described below are all the risks that we currently believe are material risks of this offering. However, additional risks not presently known to us, or risks that we currently believe are immaterial, may also impair our business operations. You should also refer to the other information set forth in this prospectus, including the discussions set forth in "Special Note Regarding Forward-Looking Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as our financial statements and the related notes.

     Our business, financial condition, or results of operations could be adversely affected by any of the following risks. If we are adversely affected by such risks, then the trading of our common stock could decline, and you could lose all or part of your investment.

                         RISKS RELATED TO OUR BUSINESS

WE HAVE A LIMITED OPERATING HISTORY, MAKING IT DIFFICULT FOR YOU TO EVALUATE OUR BUSINESS AND YOUR INVESTMENT

     Accrue was formed in February 1996, and we introduced Accrue Insight 1.0, our first software product, in January 1997. For the fiscal year ended March 31, 1998, we generated $1.1 million in revenue, and for the fiscal year ended March 31, 1999, we generated $3.0 million in revenue. Thus, we have a limited operating history upon which you can evaluate our business and prospects. Due to our limited operating history, it is difficult or impossible for us to predict future results of operations. For example, we cannot forecast operating expenses based on our historical results because they are limited, and we are required to forecast expenses in part on future revenue projections. Most of our expenses are fixed in the short term and we may not be able to quickly reduce spending if our revenue is lower than we had projected, therefore net losses in a given quarter would be greater than expected. In addition, our ability to forecast accurately our quarterly revenue is limited due to a number of factors described in detail below, making it difficult to predict the quarter in which sales will occur. Moreover, due to our limited operating history, any evaluation of our business and prospects must be made in light of the risks and uncertainties often encountered by early-stage companies in Internet-related products and services markets, which is new and rapidly evolving. Many of these risks are discussed under the sub-headings below. We may not be able to successfully address any or all of these risks and our business strategy may not be successful. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" for more detailed information on our historical results of operations.

WE INCURRED NET LOSSES OF $1.9 MILLION, $3.9 MILLION AND $6.6 MILLION FOR EACH OF THE RESPECTIVE FISCAL YEARS ENDED MARCH 31, 1997, 1998 AND 1999, AND WE EXPECT OUR LOSSES WILL CONTINUE IN THE FUTURE

     We have not achieved profitability and we expect to incur net losses for the foreseeable future. We incurred net losses of $1.9 million for the fiscal year ended March 31, 1997, $3.9 million for the fiscal year ended March 31, 1998, and $6.6 million for the fiscal year ended March 31, 1999. As of March 31, 1999, we had an accumulated deficit of $12.5 million. If we do achieve profitability, we cannot be certain that we can sustain or increase profitability on a quarterly or annual basis in the future, or at all. Please see "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for more detailed information on our historical results of operations.

WE EXPECT OPERATING EXPENSES TO INCREASE SIGNIFICANTLY, WHICH MAY IMPEDE OUR ABILITY TO ACHIEVE PROFITABILITY

     As we grow our business we expect operating expenses to increase significantly, and as a result, we will need to generate increased quarterly revenue to achieve and maintain profitability. In particular, we expect to incur additional costs and expenses related to:

     - the expansion of our sales force and distribution channels;

     - the expansion of our product and services offerings;

     - development of relationships with strategic business partners;

     - the expansion of management and infrastructure; and

     - brand development, marketing and other promotional activities.

     Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" for more information on our operating expenses.

IF WE CANNOT FUND OPERATIONS FROM CASH GENERATED BY OUR BUSINESS, WE MAY BE REQUIRED TO SELL ADDITIONAL COMMON STOCK, WHICH COULD DEPRESS OUR COMMON STOCK PRICE

     To date, we have been unable to fund our operations from cash generated by our business and have funded operations primarily by selling securities. If our revenue fails to offset operating expenses, we may be required to fund future operations through the sale of additional common stock, which could cause our common stock price to decline. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

FLUCTUATIONS IN OUR OPERATING RESULTS MAKE IT DIFFICULT TO PREDICT OUR FUTURE PERFORMANCE AND MAY RESULT IN VOLATILITY IN THE MARKET PRICE OF OUR COMMON STOCK

     Our annual and quarterly operating results have fluctuated in the past and may fluctuate significantly in the future due to a variety of factors, particularly as a result of the risks we describe in this section. Because our operating results are volatile and difficult to predict, you should not rely on the results of one quarter as an indication of future performance. It is likely that in some future quarter our operating results will fall below the expectations of securities analysts and investors. In this event, the trading price of our common stock may fall significantly. Please see "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Selected Quarterly Operating Results."

THE LOSS OF KEY MANAGEMENT PERSONNEL COULD HARM OUR BUSINESS AND DECREASE THE VALUE OF YOUR INVESTMENT

     Our success depends largely upon the continued services of our key management and technical personnel, the loss of which could seriously harm our business. In particular, we rely on Richard Kreysar, President, Chief Executive Officer and a director, and Bob Page, Vice President of Product Development and Chief Technology Officer. Messrs. Kreysar and Page do not have employment or non-competition agreements and could therefore terminate their employment with us at any time without penalty. We do not maintain key person life insurance policies on any of our employees.

WE FACE INTENSE COMPETITION WHICH COULD MAKE IT DIFFICULT FOR US TO ACQUIRE AND RETAIN CUSTOMERS NOW AND IN THE FUTURE

     The market for e-business analysis solutions is intensely competitive, evolving and subject to rapid technological change. We expect the intensity of competition to increase in the future. Competitors vary in size and in the scope and breadth of the products and services they offer. Our principal competitors today include:

     - vendors of software that target e-business customer data collection and analysis markets such as Andromedia, Inc., net.Genesis Corporation and WebTrends Corporation;

     - developers of software that address only certain technology components of our products; and

     - in-house development efforts by potential customers or partners.

     We expect that if we are successful in our strategy to expand the scope of our products and services, we may encounter many additional, market-specific competitors. In addition, because there are relatively low barriers to entry in the software market, we expect additional competition from traditional business intelligence and enterprise software vendors as the Internet software market continues to develop and expand. Some of these companies, as well as some other competitors, have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a larger installed base of customers than we have. In addition, many of our competitors have well-established relationships with current and potential customers of ours, have extensive knowledge of our industry and are capable of offering a single-vendor solution. As a result, our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, devote greater resources to the development, promotion and sale of their products, or adopt more aggressive pricing policies to gain market share. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address customer needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that competition will increase as a result of software industry consolidations.

     Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could seriously harm our business, financial condition and results of operations. We may not be able to compete successfully against current and future competitors, in which case our business could suffer. See "Business -- Competition."

WE EXPECT TO CONTINUE TO RELY ON SALES OF A SINGLE PRODUCT FOR OUR REVENUE, WHICH INCREASES THE VOLATILITY OF OUR BUSINESS

     We currently derive all of our revenue from the license and related upgrades, professional services and support of our Accrue Insight product. We expect that we will continue to depend on revenue related to new and enhanced versions of our Accrue Insight product for at least the next several quarters. We cannot be certain that we will be successful in upgrading and marketing our products and services or that we will successfully develop and market new products and services on a timely basis. If we do not continue to increase revenue related to our existing products and services or generate revenue from new products and services, our business would be seriously harmed.

IF WE ARE UNABLE TO MEET THE RAPID CHANGES IN E-COMMERCE TECHNOLOGY, OUR PRODUCT REVENUE COULD DECLINE

     The market for our products is marked by rapid technological change, frequent new product introductions, Internet-related technology enhancements, uncertain product life cycles, changes in client demands and evolving industry standards. We cannot be certain that we will successfully develop and market new products, new product enhancements or new products compliant with present or emerging Internet technology standards. In developing our products, we have made, and will continue to make, assumptions with respect to which standards will be adopted by the industry, our customers and competitors. If the standards adopted are different from those which we have chosen to support, market acceptance of our products may be significantly reduced or delayed and our business will be seriously harmed. In addition, we may be required to make significant expenditures to adapt our products to changing or emerging technologies. New products based on new technologies or new industry standards can render existing products obsolete and unmarketable. To succeed, we will need to enhance our current products and develop new products on a timely basis to keep pace with developments related to Internet technology and to satisfy the increasingly sophisticated requirements of our clients. E-business analysis technology is complex and new products and product enhancements can require long development and testing periods. Any delays in developing and releasing enhanced or new products could harm our business, operating results and financial condition.

THE FAILURE TO RETAIN AND ATTRACT KEY TECHNICAL PERSONNEL COULD HARM OUR BUSINESS AND DECREASE THE VALUE OF YOUR INVESTMENT

     Because of the complexity of our products and technologies, we are substantially dependent upon the continued service of our existing product development personnel. In addition, we intend to hire a number of engineers with high levels of experience in designing and developing software and Internet-related products in time-pressured environments. The competition in Silicon Valley for qualified engineers in the computer software and Internet markets is intense. New personnel will require training and education and take time to reach full productivity. Our future success depends on our ability to attract, train and retain these key personnel.

FAILURE TO EXPAND OUR SALES OPERATIONS AND CHANNELS OF DISTRIBUTION WOULD LIMIT OUR GROWTH

     In order to maintain and increase our market share and revenue, we will need to expand our direct and indirect sales operations and channels of distribution. We have recently expanded our direct sales force and plan to hire additional sales personnel. As of April 30, 1999, our direct sales and support organization consisted of 30 employees. Competition for qualified sales personnel is intense, and we might not be able to hire the kind and number of sales personnel we are targeting. New hires will require extensive training and typically take several months to achieve productivity. In addition, we need to expand our relationships with domestic and international channel partners, distributors, value-added resellers, systems integrators, online and other resellers, Internet service providers, original equipment manufacturers, and other partners to build our indirect sales channel.

WE MAY BE UNABLE TO ADEQUATELY DEVELOP A PROFITABLE PROFESSIONAL SERVICES ORGANIZATION, WHICH COULD NEGATIVELY AFFECT BOTH OUR OPERATING RESULTS AND OUR ABILITY TO ASSIST OUR CUSTOMERS WITH THE IMPLEMENTATION OF OUR PRODUCTS

     Customers that license our software typically engage our professional services organization to assist with support, training, consulting and implementation of their e-business analysis solutions. We believe that growth in our product sales depends on our ability to provide our customers with these services and to educate third-party resellers on how to use our products. We expect our services revenue to increase in absolute dollars as we continue to provide consulting and training services that complement our products and as our installed base of customers grows. We generally bill our clients for our services on a fixed-price basis; however, from time to time we bill our clients on a time-and-materials basis. Failure to estimate accurately the resources and time required for an engagement, to manage our customers' expectations effectively regarding the scope of services to be delivered for an estimated price or to complete fixed-price engagements within budget, on time and to the customer's satisfaction could expose us to risks associated with cost overruns, and in some cases, penalties, and may harm our business. Although we plan to expand our services in order to address our customers' needs, we cannot be certain that this organization will ever achieve profitability.

OUR GROWTH COULD BE LIMITED IF WE FAIL TO EXECUTE OUR PLAN TO EXPAND INTERNATIONALLY

     Licenses and services sold to clients located outside of the United States were less than 5% of our total revenue in fiscal year 1999. We expect international revenue to account for an increasing percentage of total revenue in the future. We believe that we must expand our international sales activities in order to be successful. We expect to initiate operations in selected international markets in the first quarter of fiscal year 2000. Expansion into international markets will require management attention and resources. We also intend to enter into a number of international alliances as part of our international strategy and rely extensively on these business partners to conduct operations, coordinate sales and marketing efforts, and provide software localization services. To date, we have non-exclusive alliances with Sumisho Electronics Company, Ltd., a subsidiary of Sumitomo Corporation, and Itochu Techno-Science Corporation for distribution of our products in Japan, and Scientific Computers GmbH for distribution of our products in Europe. These alliances are not subject to binding agreements, have no specified performance requirements by us or our alliance partners, and may be terminated by either party at any time. Our success in international markets will depend on the success of our business partners and their willingness to dedicate sufficient resources to our relationships.

We cannot assure you that we will be successful in expanding internationally. International operations are subject to other inherent risks, including:

     - protectionist laws and business practices that favor local competition;

     - difficulties and costs of staffing and managing foreign operations;

     - dependence on local vendors;

     - multiple, conflicting and changing governmental laws and regulations;

     - longer sales and collection cycles;

     - foreign currency exchange rate fluctuations;

     - political and economic instability;

     - reduced protection for intellectual property rights in some countries;

     - seasonal reductions in business activity; and

     - expenses associated with localizing products for foreign countries.

If we fail to address these risks adequately our business may be seriously harmed.

OUR GROWTH COULD BE LIMITED IF WE FAIL TO SUCCESSFULLY IDENTIFY AND INTEGRATE POTENTIAL ACQUISITIONS AND INVESTMENTS

     Due to the intensely competitive nature of the e-business analysis market, we believe that our success will depend on our ability to attain significant market share, which will depend in part on our ability to successfully identify and acquire businesses, products and technologies from third parties that are complementary to our existing products and services. We do not have any present understanding, nor are we having any discussions relating to any acquisition or investment. We cannot be certain that we will be able to rapidly expand our product and services offerings through these acquisitions or investments. Some of the risks we may encounter include:

     - complementary products and services may not be available on commercially reasonable terms;

     - we may be unable to compete for acquisitions of products and services with many of our competitors who have greater financial resources than we do;

     - acquired products and services may not meet the needs of our customers;

     - we may incur difficulties associated with the integration of the personnel and operations of an acquired company with our personnel and operations;

     - we may incur difficulties in assimilating acquired products, services or technologies, with our existing products, services and technologies; and

     - integration of acquired and existing products and services may result in decreases in revenue from existing products and services.

     These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. Furthermore, we may have to issue equity securities to pay for any future acquisition which could be dilutive to our existing stockholders. We may also have to incur debt which could contain covenants that restrict our operations. In addition, acquisitions and investments may have negative effect on our reported results of operations from acquisition-related charges and amortization of acquired technology and other intangibles. Any of these acquisition-related risks could harm our business.

OUR VARIED SALES CYCLES MAKE IT DIFFICULT TO BUDGET AND FORECAST OUR OPERATING RESULTS

     We have varied sales cycles because we generally need to educate potential clients regarding the use and benefits of our product applications. The stability of our sales cycle continues to evolve as our products mature. Our sales cycles make it difficult to predict the quarter in which sales may fall and to budget and forecast operating results. In addition, a significant portion of our sales fall within the last month of a quarter, making it difficult to predict revenue until late in the quarter and to adjust expenses accordingly.

OUR OPERATING RESULTS MAY BE ADVERSELY AFFECTED BY SMALL DELAYS IN CUSTOMER ORDERS OR PRODUCT INSTALLATIONS

     Small delays in customer orders can cause significant variability in our license revenue and operating results for any particular period. We derive a substantial portion of our revenue from the sale of software products and related services. Our revenue recognition policy requires us to deliver the software prior to recognizing any revenue for the product and to substantially complete the implementation of our product before we can recognize service revenue. Any end of quarter delays in orders for delivery or product installation schedules could harm operating results for that quarter.

IF THIRD-PARTY SOFTWARE INCORPORATED IN OUR PRODUCTS IS NO LONGER AVAILABLE, OUR BUSINESS COULD BE HARMED

     We integrate third-party software as a component of our software. For example, we rely on Red Brick database technology licensed to us by Informix Software, Inc. to maintain data stored in our Accrue Insight product. This agreement terminates in March 2000, and we cannot be certain that Informix will renew this agreement. If Informix does not renew this agreement, we will be required to obtain similar technology from other parties, which may not be available to us on commercially reasonable terms. Although we plan to integrate additional database technology in our products prior to March 2000, we cannot be certain that we will be able to successfully integrate this technology prior to this date. We also incorporate graphic generation tools from VI/Visualize, Inc. in Accrue Insight. This agreement terminates in July 2000. If we cannot maintain licenses to key third-party software, shipments of our products could be delayed until equivalent software could be developed or licensed and integrated into our products, which could seriously harm our business, financial results and results of operations.

IF WE FAIL TO GENERATE REPEAT OR EXPANDED BUSINESS FROM OUR CURRENT AND FUTURE CUSTOMERS, OUR BUSINESS WILL BE SERIOUSLY HARMED

     Our success is dependent on the continued growth of our customer base and the retention of our customers. For the fiscal year ended March 31, 1999, approximately 20% of our revenue was derived from sales of products and services to existing customers. We expect to continue to derive a significant amount of revenue from our existing customers. If we fail to generate repeat and expanded business from our current and future customers, particularly from maintenance contract renewals, our operating results would be seriously harmed. Our ability to attract new customers will depend on a variety of factors, including the accuracy, scalability, reliability and cost-effectiveness of our products and services and our ability to effectively market our products and services. In the past, we have lost potential customers to competitors for various reasons, including lower prices and other incentives not matched by us. Many of our current customers initially purchase a license for our products and services for installation on a limited number of servers. If an installation is successful, the customer may purchase additional licenses to expand the use of our products in its organization, license additional products and services from us, or renew maintenance fees.

IF WE FAIL TO SUCCESSFULLY PROMOTE OUR ACCRUE BRAND NAME OR IF WE INCUR SIGNIFICANT EXPENSES PROMOTING AND MAINTAINING OUR ACCRUE BRAND NAME, OUR BUSINESS COULD BE HARMED

     Due in part to the emerging nature of the market for e-business analysis solutions and the substantial resources available to many of our competitors, there may be a time-limited opportunity for us to achieve and maintain a significant market share. Developing and maintaining awareness of the Accrue brand name is critical to achieving widespread acceptance of our e-business analysis solutions. Furthermore, the importance of brand recognition will increase as competition in the market for our products increases. Successfully promoting and positioning the Accrue brand will depend largely on the effectiveness of our marketing efforts and our ability to develop reliable and useful products at competitive prices. Therefore, we may need to increase our financial commitment to creating and maintaining brand awareness among potential customers.

THE STRAIN THAT OUR GROWTH RATE PLACES UPON OUR SYSTEMS AND MANAGEMENT RESOURCES MAY ADVERSELY AFFECT OUR BUSINESS AND DECREASE THE VALUE OF YOUR INVESTMENT

     We have recently experienced a period of significant expansion of our operations that has placed a significant strain on our management, administrative and operational resources. In addition, we have recently hired a significant number of employees and plan to further increase our total headcount. Our headcount has increased from 22 at March 31, 1997, to 38 at March 31, 1998, to 59 at March 31, 1999. Furthermore, our Chief Financial Officer joined us in April 1999 and has had limited exposure to our prior operations. In addition, we intend to further expand our finance, administrative and operations staff. Any failure to properly manage our growth could have a material adverse effect on our business, results of operations, and financial condition. To properly manage this growth, we must, among other things, implement and improve additional and existing administrative, financial, and operational systems, procedures, and controls on a timely basis. We may not be able to complete the necessary improvements to our systems, procedures, and controls necessary to support our future operations in a timely manner. Management may not be able to hire, train, retain, motivate, and manage required personnel and may not be able to successfully identify, manage, and exploit existing and potential market opportunities. In connection with our expansion, we plan to increase our operating expenses to expand our sales and marketing operations, develop new distribution channels, fund greater levels of research and development, broaden professional services and support, and improve operational and financial systems. Failure of our revenue to increase along with these expenses during any fiscal period could have a materially adverse impact on our financial results for that period.

ACCRUE INSIGHT, OUR MOST IMPORTANT PRODUCT, IS NOT PROTECTED BY A PATENT. IF ANOTHER PARTY WERE TO USE THIS TECHNOLOGY, OUR BUSINESS WOULD SUFFER

     We regard substantial elements of our e-business analysis solutions as proprietary and attempt to protect them by relying on patent, trademark, service mark, trade dress, copyright, and trade secret laws and restrictions, as well as confidentiality procedures and contractual provisions. Any steps we take to protect our intellectual property may be inadequate, time consuming, and expensive. In addition, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property, which could have a material adverse effect on our business. Furthermore, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights in Internet-related industries are uncertain and still evolving, and the future viability or value of any of our intellectual property rights is uncertain. Effective trademark, copyright, and trade secret protection may not be available in every country in which our products are distributed or made available through the Internet. Furthermore, our competitors may independently develop similar technology that substantially limits the value of our intellectual property or design around patents issued to us. See "Business -- Intellectual Property and Other Proprietary Rights."

OTHERS MAY BRING INFRINGEMENT CLAIMS AGAINST US WHICH COULD HARM OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION

     In addition to the technology we have developed internally, we also use code libraries developed and maintained by third parties and have acquired or licensed technologies from other companies. Our internally developed technology, the code libraries, or the technology we acquired or licensed may infringe a third party's intellectual property rights who may bring claims against us alleging infringement of their intellectual property rights. We have recently received a letter from a patent holder regarding possible infringement of their U.S. patent. We have investigated this patent and believe we have meritorious defenses to any claims that could be asserted. Any infringement or claim of infringement could have a material adverse effect on our business. In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. We are not currently involved in any intellectual property litigation. However, as the number of entrants into our market increases, the possibility of an intellectual property claim against us grows and we may be a party to litigation in the future to protect our intellectual property or as a result of an alleged infringement of others' intellectual property. These claims and any resulting litigation could subject us to significant liability for damages and invalidation of our proprietary rights, would likely be time-consuming and expensive to defend and would divert management time and attention. Any potential intellectual property litigation could also force us to do one or more of the following:

     - cease selling, incorporating, or using products or services that incorporate the challenged intellectual property;

     - obtain from the holder of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; and

     - redesign those products or services that incorporate infringing technology.

Any of these results could seriously harm our business.

PRODUCT DEFECTS COULD LEAD TO LOSS OF CUSTOMERS WHICH COULD HARM OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION

     Despite internal testing and testing by current and potential customers, our current and future products may contain serious defects, including Year 2000 errors, the occurrence of which could result in adverse publicity, loss of or delay in market acceptance, or claims by customers against us, any of which could harm our business, results of operations, and financial condition. In addition, our products and product enhancements are very complex and may from time to time contain errors or result in failures that we did not detect or anticipate when introducing our products or enhancements to the market. The computer hardware environment is characterized by a wide variety of non-standard configurations that make pre-release testing for programming or compatibility errors very difficult and time consuming. Despite our testing, errors may still be discovered in some new products or enhancements after the products or enhancements are delivered to customers. See "Business -- Products and Services."

WE ARE SUBJECT TO POTENTIAL PRODUCT LIABILITY CLAIMS THAT COULD REQUIRE CONSIDERABLE EFFORT AND EXPENSE TO DEFEND AND WHICH COULD HARM OUR BUSINESS

     Our products are used to monitor the traffic data of our customers' Web sites, and to segment, analyze and report this data. These and other functions that our products provide are often critical to our customers, especially in light of the considerable resources many organizations spend on the development and maintenance of their Web sites. Our end-user licenses contain provisions that limit our exposure to product liability claims, but these provisions may not be enforceable in all jurisdictions. Additionally, we maintain limited product liability insurance. To the extent our contractual limitations are unenforceable or these claims are not covered by insurance, a successful product liability claim could harm our business.

WE FACE A NUMBER OF UNKNOWN RISKS ASSOCIATED WITH TRYING TO BECOME YEAR 2000 COMPLIANT

     Many currently installed computer systems and software products are coded to accept or recognize only two digit entries in the date code field. These systems and software products will need to accept four digit entries to distinguish 21st century dates. We have just begun to identify measures to address the issues arising from these Year 2000 requirements and therefore the risks associated with being Year 2000 compliant are not fully known. We are assessing our material internal information systems, including both our own software products and third-party software and hardware technology, but we have not initiated an assessment of our non-information technology systems. We do not currently have any information concerning the Year 2000 compliance status of our customers and have not yet fully developed a contingency plan to address situations that may result if we are unable to achieve Year 2000 readiness of our critical operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Readiness" for more information on our Year 2000 compliance plans. Failure to become Year 2000 compliant could harm our business and could require us to make material expenditures which could also harm our business.

                         RISKS RELATED TO OUR INDUSTRY

EVOLVING REGULATION OF THE INTERNET MAY HARM OUR BUSINESS

     As e-commerce continues to evolve, increasing regulation by federal, state, or foreign agencies becomes more likely. This regulation is likely in the areas of user privacy, pricing, content, quality of products and services, taxation, advertising, intellectual property rights, and information security. In particular, laws and regulations applying to the solicitation, collection, or processing of personal or consumer information could negatively affect our activities. Typically, our products capture traffic data when consumers, business customers or employees visit a Web site. The perception of security and privacy concerns, whether or not valid, may indirectly inhibit market acceptance of our products. In addition, legislative or regulatory requirements may heighten these concerns if businesses must notify Web site users that the data captured after visiting Web sites may be used by marketing entities to unilaterally direct product promotion and advertising to that user. We are not aware of any similar legislation or regulatory requirements currently in effect in the United States. Other countries and political entities, such as the European Economic Community, have adopted legislation or regulatory requirements. The United States may adopt similar legislation or regulatory requirements. If consumer privacy concerns are not adequately addressed, our business could be harmed. Moreover, the applicability to the Internet of existing laws governing issues such as intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity and libel is uncertain and developing. Furthermore, any regulation imposing fees or assessing taxes for Internet use could result in a decline in the use of the Internet and the viability of e-commerce. Any new legislation or regulation, or the application or interpretation of existing laws or regulations, may decrease the growth in the use of the Internet, may impose additional burdens on e-commerce or may require us to alter how we conduct our business. This could decrease the demand for our products and services, increase our cost of doing business, increase the costs of products sold through the Internet or otherwise have a negative effect on our business, results of operations and financial condition.

OUR SUCCESS DEPENDS ON CONTINUED USE AND EXPANSION OF THE INTERNET

     Continued expansion in the sales of our e-business analysis solutions will depend upon the continued growth of the Internet as a widely used medium for commerce and communication. Rapid growth in the use of the Internet is a recent phenomenon. Acceptance and use may not continue to develop at historical rates and a sufficiently broad base of customers may not adopt or continue to use the Internet and online services as a medium of commerce and communication. Demand and market acceptance for recently introduced products and services relating to the Internet are subject to a high level of uncertainty and few proven products and services exist. If the Internet does not continue to grow as a widespread communications medium and commercial marketplace, the demand for our e-business analysis solutions could be significantly reduced. The Internet may not prove to be a viable commercial marketplace because of inadequate development of the necessary infrastructure, such as a reliable network backbone, or timely development of complementary products, such as high speed modems. The Internet infrastructure may not be able to support the demands placed on it by continued growth. Additionally, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols to handle increased levels of Internet activity, security, reliability, cost, ease of use, accessibility, and quality of service.

                         RISKS RELATED TO THE OFFERING

MANAGEMENT MAY APPLY THE PROCEEDS OF THIS OFFERING TO USES THAT DO NOT INCREASE OUR OPERATING RESULTS OR MARKET VALUE

     The net proceeds from the sale of the common stock we are offering for sale will be added to our general working capital upon completion of this offering. We have not reserved or allocated the proceeds for any specific purpose, and we cannot specify with certainty how we will use the net proceeds. Accordingly, our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. Pending application of the proceeds, they may be placed in investments that do not produce income or that lose value. See "How We Intend to Use the Proceeds from this Offering."

BECAUSE ACCRUE'S OFFICERS AND DIRECTORS WILL OWN 42.5% OF THE OUTSTANDING COMMON STOCK AFTER THIS OFFERING, YOU AND OTHER INVESTORS WILL HAVE MINIMAL INFLUENCE ON STOCKHOLDER DECISIONS

     Our officers and directors will beneficially own 42.5% of the outstanding common stock after this offering, and 41.3% if the underwriters exercise in full their option to purchase additional shares. As a result, they will be able to exercise significant influence over all matters requiring stockholder approval, and you and other investors will have minimal influence over the election of directors or other stockholder actions. As a result, these stockholders could approve or cause Accrue to take actions which you disapprove or that are contrary to your interests and those of other investors. Our certificate of incorporation and bylaws do not provide for cumulative voting; therefore, our controlling stockholders will have the ability to elect all of our directors. The controlling stockholders will also have the ability to approve or disapprove significant corporate transactions without further vote by the investors who purchase common stock pursuant to this offering. This ability to exercise influence over all matters requiring stockholder approval could prevent or significantly delay another company or person from acquiring or merging with us. See "Management" and "Principal Stockholders."

THE EFFECTS OF ANTI-TAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS AND IN DELAWARE LAW COULD PREVENT A CHANGE IN CONTROL OF ACCRUE WHICH MAY REDUCE THE MARKET PRICE OF OUR COMMON STOCK

     Provisions of our certificate of incorporation and bylaws may have the effect of delaying or preventing a merger or sale of Accrue, or making a merger or acquisition less desirable to a potential acquiror, even where stockholders may consider the acquisition or merger favorable. These provisions could also have the effect of making it more difficult for a third party to effect a change of control of the board of directors. See "Description of Capital
Stock -- Delaware Law and the Effect of Certain Certificate of Incorporation and Bylaw Provisions." The issuance of preferred stock may have the effect of delaying, deferring, or preventing a change in control without further action by the stockholders. Any issuance of preferred stock may harm the market price of the common stock. The issuance of preferred stock may also result in the loss of the voting control of holders of common stock to the holders of the preferred stock. See "Description of Capital Stock -- Preferred Stock."

TRADING IN OUR COMMON STOCK MAY BE LIMITED SO NEW INVESTORS MUST BE ABLE TO WITHSTAND A POSSIBLE LOSS OF THEIR INVESTMENT


     A public market for trading our common stock has not existed prior to this offering. Although this offering will result in a trading market for our common stock, we do not know how liquid that market might be. The initial public offering price for the common stock was determined through negotiations between the underwriters and us. If you purchase shares of common stock, you may not be able to resell those shares at or above the initial public offering price. See "Underwriting."


THE MARKET PRICE FOR OUR COMMON STOCK, LIKE OTHER TECHNOLOGY STOCKS, MAY BE VOLATILE

     The stock markets have, in general, and with respect to Internet companies in particular, recently experienced extreme stock price and volume volatility that has affected companies' stock prices. The stock markets may continue to experience volatility that may adversely affect the market price of our common stock. Stock prices for many companies in the technology and emerging growth sector have experienced wide fluctuations that have often been unrelated to the operating performance of these companies. Fluctuations such as these may affect the market price of our common stock. In addition, if we fail to address any of the risks described in this section, the market price for our common stock, and consequently, the value of your investment, could decline.

SIGNIFICANT FLUCTUATIONS IN THE MARKET PRICE OF OUR COMMON STOCK COULD RESULT IN SECURITIES CLASS ACTION CLAIMS AGAINST US, WHICH COULD SERIOUSLY HARM OUR BUSINESS

     Securities class action claims have been brought against companies in the past where volatility in the market price of that company's securities have taken place. This kind of litigation could be very costly and divert our management's attention and resources, and any adverse determination in this litigation could also subject us to significant liabilities, any or all of which could seriously harm our business.

IF WE CANNOT RAISE FUNDS, IF NEEDED, ON ACCEPTABLE TERMS, WE MAY NOT BE ABLE TO DEVELOP OR ENHANCE OUR PRODUCTS AND SERVICES, TAKE ADVANTAGE OF FUTURE OPPORTUNITIES OR RESPOND TO COMPETITIVE PRESSURES OR UNANTICIPATED CAPITAL REQUIREMENTS WHICH COULD HARM OUR BUSINESS

     We expect the net proceeds from this offering, cash on hand, cash equivalents and commercial credit facilities to meet our working capital and capital expenditure needs for at least the next 12 months. We expect that we will continue to experience negative operating cash flow in the near term. Accordingly, we may need to raise additional funds and we cannot be certain that we would be able to obtain additional financing on favorable terms, if at all. Further, if we issue equity securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of common stock. If we incur indebtedness to help us meet our future capital requirements, this debt could contain covenants which restrict our operations. If we cannot raise funds, if needed, on acceptable terms, we may not be able to develop or enhance our products and services, take advantage of future opportunities or respond to competitive pressures or unanticipated capital requirements, which could harm our business, operating results and financial condition. See "How We Intend to Use the Proceeds from this Offering," "Dilution" and "Management's Discussion and Analysis of Financial

Condition and Results of Operations -- Liquidity and Capital Resources" for more information on our capital needs.

SUBSTANTIAL SALES OF OUR COMMON STOCK COULD CAUSE OUR STOCK PRICE TO DECLINE

     Sales of a substantial number of shares of common stock in the public market after the offering, or the perception that these sales may occur, could adversely affect the market price of the common stock by potentially introducing a large number of sellers of our common stock into a market in which the common stock price is already volatile, thus driving the common stock price down. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional equity securities. On completion of this offering, based on the number of shares outstanding as of May 25, 1999, we will have 20,836,325 shares of common stock outstanding or 21,421,325 shares if the underwriter's option to purchase additional shares is exercised in full. The 3,900,000 shares sold in this offering, or 4,485,000 shares if the underwriters' option to purchase additional shares is exercised in full, will be freely tradable without restriction or further registration under the Federal securities laws unless purchased by our "affiliates" as that term is defined in Rule 144. The remaining 16,936,325 shares of common stock outstanding on completion of the offering will be "restricted securities" as that term is defined in Rule 144. Our directors, executive officers, and other stockholders have executed lock-up agreements that limit their ability to sell common stock. These stockholders have agreed not to sell or otherwise dispose of any shares of common stock for a period of at least 180 days after the date of this prospectus without the prior written approval of BancBoston Robertson Stephens Inc. When the lock-up agreements expire, these shares and shares underlying outstanding options will become eligible for sale, in some cases only subject to the volume, manner of sale and notice requirements of Rule 144. See "Shares Eligible for Future Sale," for information on shares available for future sale.

OUR ANTICIPATED OFFERING PRICE WILL BE SUBSTANTIALLY HIGHER THAN THE PER SHARE VALUE BASED ON OUR ASSETS AFTER SUBTRACTING OUR LIABILITIES

     The initial public offering price of $10.00 per share substantially exceeds $0.13, which is the per share value of our assets after subtracting our liabilities as of March 31, 1999. As a result, you will contribute 74.9% of our total funding as of March 31, 1999 on a pro forma basis including this offering, but will only own 19.9% of our total outstanding shares.

               YOU SHOULD NOT RELY ON FORWARD-LOOKING STATEMENTS
                     BECAUSE THEY ARE INHERENTLY UNCERTAIN

     This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as "anticipates," "believes," "plans," "expects," "future" "intends" and similar expressions to identify forward-looking statements. This prospectus also contains forward-looking statements attributed to third parties relating to their estimates regarding the growth of Internet use. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us and described in the preceding pages and elsewhere in this prospectus.

              HOW WE INTEND TO USE THE PROCEEDS FROM THIS OFFERING

     Our net proceeds from the sale of the 3,900,000 shares of common stock we are offering are estimated to be $35.6 million, or $41.0 million if the underwriters' option to purchase additional shares is exercised in full, based on an initial public offering price of $10.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses. We currently expect to use the net proceeds primarily for working capital and general corporate purposes, including funding product development and expanding our sales and marketing organization. We have not yet determined the actual expected expenditures and thus cannot estimate the amounts to be used for each of these purposes. The amounts and timing of these expenditures will vary depending on a number of factors, including the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. In addition, we may use a portion of the net proceeds for further development of our product lines through acquisitions of products, technologies and businesses. Accordingly, although we have no present commitments or agreements with respect to any such acquisitions, management will have significant discretion in applying the net proceeds of this offering. Pending such uses, we will invest the net proceeds in short-term, investment grade, interest-bearing securities.

                                DIVIDEND POLICY

     We have never declared or paid cash dividends on our common stock or preferred stock and anticipate that all future earnings, if any, will be retained for development of our business. The payment of dividends will be at the discretion of our board of directors and will depend upon factors such as future earnings, capital requirements, the financial condition of Accrue, and general business conditions. Additionally, our loan and security agreement with our current lender limits our ability to pay dividends.

                               OTHER INFORMATION

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

     This prospectus includes statistical data regarding the Internet industry. The statistical data that we used was taken or derived from information published by sources including Netcraft Web Server Survey, a media research firm that focuses on the Internet industry, and International Data Corporation and Forrester Research, firms that provide market and strategic information to the information technology industry. Although we believe that the statistical data we used was generally indicative of the matters for which we used it, statistical data is inherently imprecise, and you are cautioned not to place undue reliance on the statistical data regarding the Internet industry that we used in this prospectus.

                                 CAPITALIZATION

     The Actual column in the following table sets forth Accrue's actual capitalization as of March 31, 1999. The Pro Forma column in the following table gives effect to:

     - the filing of an amendment to our certificate of incorporation to provide for authorized capital stock of 75,000,000 shares of common stock and 5,000,000 shares of undesignated preferred stock, and

     - the automatic conversion of all outstanding shares of preferred stock into shares of common stock upon the closing of this offering.

     The Pro Forma As Adjusted column gives effect to the sale of shares of common stock in this offering at an initial public offering price of $10.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses. Please see "How We Intend to Use the Proceeds from this Offering" and notes to our financial statements. The Pro Forma and Pro Forma As Adjusted information set forth below is unaudited and should be read in conjunction with our financial statements and notes.

                                                               MARCH 31, 1999
                                                --------------------------------------------
                                                                               PRO FORMA
                                                 ACTUAL      PRO FORMA        AS ADJUSTED
                                                --------    -----------    -----------------
                                                            (UNAUDITED)       (UNAUDITED)
                                                               (IN THOUSANDS)
Total long term debt, net of current
  portion.....................................  $    169      $    169         $    169
  Stockholders' equity:
     Preferred stock, $0.001 par value;
       10,000,000 shares authorized actual,
          9,032,534 shares issued and
          outstanding, actual; 5,000,000
          shares authorized, no shares issued
          or outstanding pro forma and pro
          forma as adjusted...................    12,876            --               --
     Common stock, $0.001 par value,
       20,000,000 shares authorized actual,
       75,000,000 shares authorized pro forma
       and pro forma as adjusted; 5,429,858
       shares issued and outstanding actual;
       15,710,046 shares issued and
       outstanding pro forma and 19,610,046
       shares issued and outstanding pro forma
       as adjusted............................         5            14               20
     Additional paid-in capital...............     6,538        19,405           54,969
     Notes receivable from stockholders.......      (213)         (213)            (213)
     Unearned compensation....................    (4,726)       (4,726)          (4,726)
     Accumulated deficit......................   (12,491)      (12,491)         (12,491)
                                                --------      --------         --------
          Total stockholders' equity..........     1,989         1,989           37,559
                                                --------      --------         --------
            Total capitalization..............  $  2,158      $  2,158         $ 37,728
                                                ========      ========         ========

     The information in the table above excludes:

- 1,868,072 shares subject to outstanding options as of March 31, 1999 at a weighted average exercise price of $0.24 per share;

- 1,517,784 additional shares available for grant under our stock plan as of March 31, 1999;

- 1,226,279 shares issued between March 31, 1999 and May 25, 1999 pursuant to the exercise of options and restricted stock grants; and

- 350,000 shares subject to outstanding warrants at an exercise price of $0.70 per share and 14,000 shares subject to outstanding warrants at an exercise price equal to the initial public offering price.

                                    DILUTION


     Accrue's pro forma net tangible book value as of March 31, 1999 was approximately $2.0 million or $0.13 per share of common stock. "Net tangible book value" per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of common stock outstanding, assuming conversion of our outstanding convertible preferred stock into common stock. After giving effect to the sale of the 3,900,000 shares of common stock offered by us at an initial public offering price of $10.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses, and the adjustments set forth above, our pro forma, as adjusted, net tangible book value as of March 31, 1999 would have been $37.6 million or $1.92 per share of common stock. This represents an immediate increase in net tangible book value of $1.79 per share to existing stockholders and an immediate dilution of $8.08 per share to new investors. The following table illustrates this per share dilution:



Assumed initial public offering price per share.............           $10.00
                                                                       ------
  Pro forma, as adjusted, net tangible book value per share
     before the offering....................................  $0.13
                                                              -----
  Increase attributable to new investors....................  $1.79
                                                              -----
Pro forma net tangible book value after the offering........             1.92
                                                                       ------
Dilution per share to new investors.........................           $ 8.08
                                                                       ======


     The following table summarizes on a pro forma basis, as of March 31, 1999, the differences between the existing stockholders, as adjusted, and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid.


                            SHARES PURCHASED      TOTAL CONSIDERATION
                          --------------------   ---------------------   AVERAGE PRICE
                            NUMBER     PERCENT     AMOUNT      PERCENT     PER SHARE
                          ----------   -------   -----------   -------   -------------
Existing stockholders...  15,710,046     80.1%   $13,090,000     25.1%      $ 0.83
New investors...........   3,900,000     19.9     39,000,000     74.9        10.00
                          ----------    -----    -----------   ------
Totals..................  19,610,046    100.0%   $52,090,000    100.0%      $ 2.66
                          ==========    =====    ===========   ======


     The information presented with respect to existing stockholders excludes:

     - 1,868,072 shares subject to outstanding options as of March 31, 1999 at a weighted average exercise price of $0.24 per share;

     - 1,517,784 additional shares available for grant under our stock plan as of March 31,1999;

     - 1,226,279 shares issued between March 31, 1999 and May 25, 1999 pursuant to the exercise of options and restricted stock grants; and


     - 350,000 shares subject to outstanding warrants at an exercise price of $0.70 per share and 14,000 shares subject to outstanding warrants at an exercise price equal to the initial public offering price.


     The issuance of common stock under these plans will result in further dilution to new investors. See "Management -- Stock Plans" and the notes to our consolidated financial statements. These figures also include 9,032,534 shares of preferred stock (which will automatically be converted into 10,280,188 shares of common stock upon the closing of this offering.)

                            SELECTED FINANCIAL DATA

     The following selected financial data should be read in conjunction with our financial statements and notes to our financial statements and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this prospectus. The statements of operations data for the years ended March 31, 1997, 1998 and 1999, and the balance sheet data as of March 31, 1998 and 1999, are derived from audited financial statements included elsewhere in this prospectus. The balance sheet data as of March 31, 1997 are derived from audited financial statements not included in this prospectus. See Note 2 to the notes to our audited financial statements included in this prospectus for a description of how pro forma net loss per share is computed.

                                                        YEAR ENDED MARCH 31,
                                               ---------------------------------------
                                                 1997           1998           1999
                                               ---------      ---------      ---------
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenue:
  Software license...........................   $   163        $   978        $ 2,192
  Maintenance and service....................        19            142            760
                                                -------        -------        -------
     Total revenue...........................       182          1,120          2,952
Cost of revenue:.............................        22            141            227
                                                -------        -------        -------
     Gross profit............................       160            979          2,725
                                                -------        -------        -------
Operating expenses:
  Research and development...................       909          2,232          2,887
  Sales and marketing........................       670          1,961          3,896
  General and administrative.................       616            772          1,326
  Stock-based compensation expense...........        --             --          1,294
                                                -------        -------        -------
     Total operating expenses................     2,195          4,965          9,403
                                                -------        -------        -------
Loss from operations.........................    (2,035)        (3,986)        (6,678)
Other income (expense), net..................       108             65             35
                                                -------        -------        -------
Net loss.....................................   $(1,927)       $(3,921)       $(6,643)
                                                =======        =======        =======
Net loss per share, basic and diluted........   $ (0.72)       $ (1.37)       $ (2.06)
                                                =======        =======        =======
Shares used in computing net loss per share,
  basic and diluted..........................     2,686          2,859          3,223
                                                =======        =======        =======
Pro forma net loss per share, basic and
  diluted (unaudited)........................                                 $ (0.59)
                                                                              =======
Shares used in computing pro forma net loss
  per share, basic and diluted (unaudited)...                                  11,299
                                                                              =======

                                                           AS OF MARCH 31,
                                                      --------------------------
                                                       1997      1998      1999
                                                      ------    ------    ------
                                                            (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...........................  $3,599    $  217    $1,600
Working capital (deficit)...........................   3,506       (70)    1,334
Total assets........................................   4,107     1,471     4,204
Long term debt, net of current portion..............      --       312       169
Total stockholders' equity..........................   3,933       100     1,989

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of the financial condition and results of operations of Accrue should be read in conjunction with "Selected Financial Data" and our financial statements and notes thereto appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors including, but not limited to, those set forth under "Risk Factors" and elsewhere in this prospectus.

OVERVIEW

     Our principal product, Accrue Insight, is a software solution that collects, stores and analyzes detailed Web site traffic information and visitor activity data and presents this information in detailed reports to help managers and marketers make more effective merchandising and marketing decisions. We sell Accrue Insight to customers for a license fee and also provide related maintenance services. In addition, we provide professional services to assist customers at every stage of Accrue Insight deployment, from identification of specific business needs through enterprise integration and customization of e-business analysis reporting, to delivering a rapid and effective implementation. We also offer an application hosting service, Accrue Site Knowledge (ASK) Service, that enables customers to outsource system administration responsibilities in connection with their purchase of Accrue Insight.

     From our inception through March 31, 1997, our operations consisted primarily of start-up activities, such as raising capital, recruiting personnel, conducting research and development, developing our initial product, establishing the market for our initial product and purchasing operating assets. During fiscal years 1998 and 1999, we continued to invest in research and development, building sales channels, expanding marketing activities and developing administrative operations. In January 1997 we began shipping our initial product, Accrue Insight 1.0 for analyzing Web site traffic. In February 1998 we released Accrue Insight 2.0, which added scalability and functionality to provide e-business analysis capabilities. In August 1998 we released Accrue Insight 2.5, which added personalized Web pages and push technology for distributing reports via email. From October 1998 through March 1999 we continued to expand the functional capabilities of Accrue Insight through a series of releases including an easy-to-use interface, a customized integration bridge with Vignette StoryServer, and enhanced network collection technology. In April 1999, we released Accrue Insight 3.0, which adds new features that enhance Web data collection, analysis, storage and reporting, expands the amount and types of information captured, provides new information access and report distribution options, increases scalability, and improves manageability. The Accrue Site Knowledge (ASK) Service, also introduced in April 1999, provides a new application hosting service that enables customers to outsource system administration responsibilities in connection with their purchase of Accrue Insight.

     Substantially all of our revenue through March 31, 1999 was attributable to licensing Accrue Insight and related support services. We anticipate that licensing of Accrue Insight and related support services will continue to account for a substantial portion of our revenue in the future. Consequently, a decline in the price of or demand for Accrue

Insight, or its failure to achieve broad market acceptance, would seriously harm our business, financial condition and results of operations.

     We generally recognize license revenue, net of estimated returns allowance, upon product shipment. Where multiple products or services are sold together under one contract, we allocate revenue to each element based on their relative fair value, with fair value being determined using the price charged when that element is sold separately. We recognize maintenance service revenue ratably over the term of the service agreement, and we recognize consulting service revenue as services are performed.

     We market our products, both domestically and internationally, through our direct sales force. Sales derived through indirect channels, which consist primarily of international resellers and system integrators, accounted for less than 5% of our total revenue to date. We expect that sales derived through indirect channels will increase as a percentage of total revenue as we expand our international efforts. We license our products to our customers primarily on a perpetual basis. We offer multiple pricing models from usage-based to server-based and CPU-based, allowing for additional revenue as a customer's e-business expands. Selling prices for our products have typically ranged from ten to several hundred thousand dollars. Annual support and maintenance contracts, which are purchased with initial product licenses, entitle customers to telephone support and upgrades, when and if available. The price for our support and maintenance program is based on a percentage of list price and is paid in advance. Consulting fees for implementation services and training are charged on a time-and-materials basis or a fixed-fee basis for package services.

     We have recorded stock-based compensation related to stock options granted below fair market value through March 31, 1999 of approximately $6.0 million. Of this amount, we amortized approximately $1.3 million in fiscal year 1999. This amount represents the difference between the exercise price of these stock option grants and the deemed fair value of the common stock at the time of grant. The remaining $4.7 million of stock-based compensation will be amortized over the remaining vesting period of the options, generally four years or less. As a result, the amortization of stock-based compensation will impact our reported results of operations through fiscal 2003.

     We have sustained losses on a quarterly and annual basis since inception. As of our fiscal year ended March 31, 1999, we had an accumulated deficit of $12.5 million. Our net loss was $1.9 million in fiscal year ended March 31, 1997, $3.9 million in fiscal year 1998, and $6.6 million in fiscal year 1999. These losses resulted from significant costs incurred in the development and sale of our products and services. We expect to experience significant growth in our operating expenses in order to execute our business plan, particularly in the areas of research and development, sales and marketing, and increased international distribution. As a result, we anticipate that these operating expenses, as well as planned capital expenditures, will constitute a material use of our cash resources. We expect to incur additional losses and continued negative cash flow from operations in the future. We cannot assure you that we will achieve or sustain profitability.

     You should not rely upon our past operating results as an indication of future performance. While we have experienced significant percentage growth in revenues in recent periods, we have a limited operating history and we do not believe that prior growth rates are sustainable or indicative of future growth rates.

     We anticipate that our total revenue and net loss for the fiscal quarter ended June 30, 1999 will be approximately $1.9 million and $2.1 million, respectively.

RESULTS OF OPERATIONS

     The following tables set forth our historical operating information, as well as the information as a percentage of our total revenue represented by each item, for the periods indicated:

                                                     YEAR ENDED MARCH 31,
                                              ----------------------------------
                                                1997         1998         1999
                                              --------      -------      -------
                                                  (IN THOUSANDS, EXCEPT AS A
                                                 PERCENTAGE OF TOTAL REVENUE)
STATEMENT OF OPERATIONS DATA:
Net revenue:
  Software license..........................  $    163      $   978      $ 2,192
  Maintenance and service...................        19          142          760
                                              --------      -------      -------
     Total revenue..........................       182        1,120        2,952
Cost of revenue.............................        22          141          227
                                              --------      -------      -------
Gross profit................................       160          979        2,725
                                              --------      -------      -------
Operating expenses:
  Research and development..................       909        2,232        2,887
  Sales and marketing.......................       670        1,961        3,896
  General and administrative................       616          772        1,326
  Stock-based compensation expense..........        --           --        1,294
                                              --------      -------      -------
     Total operating expenses...............     2,195        4,965        9,403
                                              --------      -------      -------
Loss from operations........................    (2,035)      (3,986)      (6,678)
Other income (expense), net.................       108           65           35
                                              --------      -------      -------
Net loss....................................  $ (1,927)     $(3,921)     $(6,643)
                                              ========      =======      =======
AS A PERCENTAGE OF TOTAL REVENUE:
Net revenue:
  Software license..........................      89.6%        87.3%        74.3%
  Maintenance and service...................      10.4         12.7         25.7
                                              --------      -------      -------
     Total revenue..........................     100.0        100.0        100.0
Cost of revenue.............................      12.1         12.6          7.7
                                              --------      -------      -------
Gross profit................................      87.9         87.4         92.3
                                              --------      -------      -------
Operating expenses:
  Research and development..................     499.4        199.3         97.8
  Sales and marketing.......................     368.1        175.1        132.0
  General and administrative................     338.5         68.9         44.9
  Stock-based compensation expense..........       0.0          0.0         43.8
                                              --------      -------      -------
     Total operating expenses...............   1,206.0        443.3        318.5
                                              --------      -------      -------
Loss from operations........................  (1,118.1)      (356.0)      (226.2)
Other income (expense), net.................      59.3          5.8          1.2
                                              --------      -------      -------
Net loss....................................  (1,058.8)%     (350.2)%     (225.0)%
                                              ========      =======      =======

FISCAL YEARS ENDED MARCH 31, 1997, 1998 AND 1999

     Revenue. Total revenue increased from $0.2 million in fiscal year 1997 to $1.1 million in fiscal year 1998 and $3.0 million in fiscal year 1999. These increases reflect year-to-year revenue growth of 515% and 164%, respectively. No customer accounted for more than 10% of our revenue in fiscal year 1998 or 1999.

     Software license revenue. Revenue from software licenses was $0.2 million in fiscal year 1997, $1.0 million in fiscal year 1998 and $2.2 million in fiscal year 1999, representing increases of $0.8 million, or 500%, from fiscal year 1997 to fiscal year 1998 and $1.2 million, or 124% from fiscal year 1998 to fiscal year 1999. The majority of the growth in product revenue for both fiscal years was due to higher unit sales volumes of Accrue Insight as a result of increased market awareness of our products, introductions of new features, increases in both the size and productivity of our sales force, and increased average dollar size of licenses. We anticipate that revenue from product licenses will continue to represent a substantial majority of our revenues in the future. We expect that because of our small but increasing revenue base, our historical percentage growth rates of our product revenue will not be sustainable in the future.

     Maintenance and service revenue. Maintenance and service revenue was less than $0.1 million in fiscal year 1997, $0.1 million in fiscal year 1998 and $0.8 million in fiscal year 1999, representing increases of 647% from fiscal year 1997 to fiscal year 1998, and 435% from fiscal year 1998 to fiscal year 1999. This growth was primarily due to expanded service offerings, more proactive sales of these offerings, and a higher proportion of renewals of maintenance contracts by existing customers. We expect that our historical percentage growth rates of our maintenance and service revenue will not be sustainable in the future.

     Cost of revenue. Cost of revenue consists primarily of royalties paid to third parties for technology used in our products. These costs were less than $0.1 million, or 12.1% of revenue, in fiscal year 1997, $0.1 million, or 12.6% of revenue, in fiscal year 1998 and $0.2 million, or 7.7% of revenue, in fiscal year 1999, representing increases of 541% from fiscal year 1997 to fiscal year 1998, and 61% from fiscal year 1998 to fiscal year 1999. These dollar amount increases of cost of revenue reflect the higher volumes of product shipped and related third-party royalties. The decrease in cost of revenue as a percentage of revenue from fiscal year 1998 to fiscal year 1999 is primarily due to economies of scale realized as a result of shipping greater quantities of product in fiscal year 1999 and a substantial reduction in royalty rates beginning in January 1999. Because all development costs incurred in the research and development of software products and enhancements to existing software products have been expensed as incurred, cost of revenue includes no amortization of capitalized software development costs. Historically, cost of maintenance and service revenue has been insignificant.

     Gross profit. Gross profit remained nearly flat at 88% in fiscal year 1997 and 87% in fiscal year 1998, and increased to 92% in fiscal year 1999, primarily as a result of increased product sales and sliding-scale royalty rates. In the future, we expect that royalties paid to third parties will increase in absolute dollars. In addition, we expect that sales derived through indirect channels will increase as a percentage of total revenue. We also expect that maintenance and service revenue will increase as a percentage of total revenue as we expand our service offerings and maintain our maintenance contract renewal rates with customers. Maintenance and service revenue has lower gross profit than product revenue. For all of these reasons, we expect that our gross profit will decline.

     Operating expenses. Total operating expenses increased from $2.2 million in fiscal year 1997, to $5.0 million in fiscal year 1998 and $9.4 million in fiscal year 1999. The increases reflect year-to-year growth of 126% and 89%, respectively. These increases were largely due to increased salaries and related expenses associated with newly hired employees, including a stock-based compensation expense of $1.3 million in fiscal year 1999.

     Research and development expenses. Research and development expenses consist primarily of salaries and related costs associated with the development of new products, the enhancement of existing products, and the performance of quality assurance and documentation activities. Research and development expenses were $0.9 million in fiscal year 1997, $2.2 million in fiscal year 1998 and $2.9 million in fiscal year 1999. The increases were primarily attributable to increased staffing and associated support for software engineers required to expand and enhance our product and services offerings. We believe that research and development expenses will increase in dollar amount but decrease as a percentage of total revenue in the future. Research and development expenditures are charged to operations as incurred.

     Sales and marketing expenses. Sales and marketing expenses consist primarily of salaries, commissions and bonuses of sales and marketing personnel, and promotional expenses. Sales and marketing expenses were $0.7 million in fiscal year 1997, $2.0 million in fiscal year 1998 and $3.9 million in fiscal year 1999. The increases were primarily due to increased headcount in our sales and marketing departments, and increased marketing communications expenditures associated with our products and services. We believe that sales and marketing expenses will increase in dollar amount but decrease as a percentage of total revenue in the future.

     General and administrative expenses. General and administrative expenses consist primarily of salaries and other personnel-related costs for executive, financial, human resource, information services, and other administrative functions, as well as legal and accounting costs. General and administrative expenses were $0.6 million in fiscal year 1997, $0.8 million in fiscal year 1998 and $1.3 million in fiscal year 1999. These increases were primarily the result of increased staffing and associated expenses necessary to manage and support our growth. We believe that general and administrative expenses will increase in dollar amount as we continue to increase staffing to manage expanding operations and facilities, and incur additional expenses associated with operating as a public company. However, we believe that general and administrative expenses will decrease as a percentage of total revenue in the future.

     Stock-based compensation expense. Total stock-based compensation expense as of March 31, 1999 amounted to $6.0 million, of which approximately $1.3 million was amortized in fiscal year 1999.

     Other income (expense), net. Other income (expense), net consists of interest income, interest expense, other income and other expense. Other income (expense), net was $0.1 million in fiscal year 1997, and less than $0.1 million in each of fiscal years 1998 and 1999.

     As of March 31, 1999 we had net federal and state operating loss carryforwards of approximately $10.0 million and $10.3 million, respectively, available to reduce future taxable income. In addition, as of March 31, 1999, we had $0.4 million and $0.2 million of federal and state tax credit carryforwards, respectively. These operating loss carryforwards and credits will expire between fiscal year 2003 and fiscal year 2014. Under the provisions of the Internal Revenue Code, certain substantial changes in our ownership may limit in the future the amount of net operating loss and tax credit carryforwards that we could utilize annually to offset future taxable income. We have recorded a valuation allowance for the full amount of our net deferred tax assets, as the future realization of the tax benefit is not currently likely.

SELECTED QUARTERLY OPERATING RESULTS

     The following tables set forth unaudited statement of operations data for the four quarters ended March 31, 1999, as well as the percentage of our total revenue represented by each item. The unaudited financial statements have been prepared on the same basis as the audited financial statements contained in this prospectus and include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of such information when read in conjunction with our annual audited financial statements and notes thereto appearing elsewhere in this prospectus.

                                                    THREE MONTHS ENDED,
                                  --------------------------------------------------------
                                   JUNE 30,       SEPT. 30,      DEC. 31,       MARCH 31,
                                     1998           1998           1998           1999
                                  -----------    -----------    -----------    -----------
                                  (IN THOUSANDS, EXCEPT AS A PERCENTAGE OF TOTAL REVENUE)
STATEMENT OF OPERATIONS DATA:
Net revenue:
  Software license..............   $   182.7      $   286.3      $   541.6      $ 1,181.2
  Maintenance and service.......        97.9          197.9          200.9          263.0
                                   ---------      ---------      ---------      ---------
     Total revenue..............       280.6          484.2          742.5        1,444.2
Cost of revenue.................        36.1           60.3           73.8           56.8
                                   ---------      ---------      ---------      ---------
     Gross profit...............       244.5          423.9          668.7        1,387.4
                                   ---------      ---------      ---------      ---------
Operating expenses:
  Research and development......       702.3          617.4          762.8          804.5
  Sales and marketing...........       679.8          844.5        1,144.1        1,227.2
  General and administrative....       336.3          261.5          248.0          480.4
  Stock-based compensation
     expense....................          --          172.8          447.4          673.5
                                   ---------      ---------      ---------      ---------
     Total operating expenses...     1,718.5        1,896.2        2,602.3        3,185.6
                                   ---------      ---------      ---------      ---------
Loss from operations............    (1,474.0)      (1,472.3)      (1,933.6)      (1,798.2)
Other income (expense), net.....       (17.8)          16.4           26.3            9.9
                                   ---------      ---------      ---------      ---------
Net loss........................   $(1,491.8)     $(1,455.9)     $(1,907.3)     $(1,788.3)
                                   =========      =========      =========      =========
AS A PERCENTAGE OF TOTAL
  REVENUE:
Net revenue:
  Software license..............        65.1%          59.1%          72.9%          81.8%
  Maintenance and service.......        34.9           40.9           27.1           18.2
                                   ---------      ---------      ---------      ---------
     Total revenue..............       100.0          100.0          100.0          100.0
Cost of revenue.................        12.8           12.4            9.9            3.9
                                   ---------      ---------      ---------      ---------
     Gross profit...............        87.2           87.6           90.1           96.1
                                   ---------      ---------      ---------      ---------
Operating expenses:
  Research and development......       250.3          127.5          102.7           55.7
  Sales and marketing...........       242.3          174.4          154.1           85.0
  General and administrative....       119.9           54.0           33.4           33.3
  Stock-based compensation
     expense....................         0.0           35.7           60.3           46.6
                                   ---------      ---------      ---------      ---------
     Total operating expenses...       612.5          391.6          350.5          220.6
                                   ---------      ---------      ---------      ---------
Loss from operations............      (525.3)        (304.0)        (260.4)        (124.5)
Other income (expense), net.....        (6.4)           3.4            3.5            0.7
                                   ---------      ---------      ---------      ---------
Net loss........................      (531.7)%       (300.6)%       (256.9)%       (123.8)%
                                   =========      =========      =========      =========

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

     We establish our expenditure levels for product development, sales and marketing and other operating expenses based, in large part, on our expected future revenue. Our expectations regarding future revenue may not be accurate. As a result, if revenue falls below expectations, our operating results are likely to be adversely and disproportionately affected because only a small portion of our expenses vary with revenue. Due to these factors, our operating results are difficult to forecast. We believe that period-to-period comparisons of our historical operating results are not meaningful and should not be relied upon as an indication of future performance. Since our quarterly operating results are expected to vary from quarter to quarter please see the risks described in "Risk Factors."

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have financed our operations principally through private sales of preferred stock, with net proceeds of $12.9 million and bank loans. We used $1.8 million of cash in operations in fiscal year 1997, $4.2 million in fiscal year 1998 and $4.7 million in fiscal year 1999. In fiscal years 1997 and 1998, cash used by operating activities was primarily attributable to our net losses from operations. In fiscal year 1999, cash used by operating activities was primarily attributable to a net loss of $6.6 million and an increase in accounts receivable of $1.1 million offset in part by an increase in deferred revenue of $0.7 million, provision for sales returns and doubtful accounts of $0.2 million, increase in accrued liabilities of $0.4 million and stock-based compensation expense of $1.3 million. The increases in accounts receivable, provision for sales returns and doubtful accounts and deferred revenue were a result of higher unit sales of Accrue Insight. At March 31, 1999, we had $1.3 million in working capital. Cash provided by financing activities was $5.7 million in fiscal year 1997, $1.0 million in fiscal year 1998 and $6.5 million in fiscal year 1999. We have a $2 million working capital line with Silicon Valley Bank which expires in June 2000. Interest is payable monthly. There were no amounts outstanding under the line as of May 25, 1999.

     Capital expenditures were $0.4 million in fiscal year 1997, $0.2 million in fiscal year 1998 and $0.4 million in fiscal year 1999. Our capital expenditures consist primarily of purchases of property and equipment, including computer equipment and software. We expect that our capital expenditures will continue to increase in the future. Since inception, we have generally funded the purchase of property and equipment with an equipment line of credit with a major financial institution. We expect to experience significant growth in our operating expenses in the future in order to execute our business plan, particularly research and development and sales and marketing expenses. As a result, we anticipate that our operating expenses, as well as planned capital expenditures, will constitute a material use of our cash resources. In addition, we may utilize cash resources to fund acquisitions or investments in complementary businesses, technologies or product lines. We believe that the net proceeds from the sale of the common stock in this offering and the amounts available under our working capital line will be sufficient to meet our working capital and capital expenditure requirements for at least the next 12 months. Thereafter, we may find it necessary to obtain additional equity or debt financing. In the event additional financing is required, we may not be able to raise it on acceptable terms or at all.

YEAR 2000 READINESS

     "Year 2000 Issues" refer generally to the problems that some software may have in determining the correct century for the year. For example, software with date-sensitive

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

functions that is not Year 2000 compliant may not be able to distinguish whether "00" means 1900 or 2000, which may result in failures or the creation of erroneous results.

     We have defined Year 2000 compliance as the ability to:

     - Correctly handle date information needed for the December 31, 1999 to January 1, 2000 date change;

     - Function according to the product documentation provided for this date change, without changes in operation resulting from the advent of a new century, assuming correct configuration;

     - Respond to two-digit date input in a way that resolves the ambiguity as to century in a disclosed, defined and predetermined manner; Store and provide output of date information in ways that are unambiguous as to century if the date elements in interfaces and data storage specify the century; and

     - Recognize the Year 2000 as a leap year.

     We designed our current products to be Year 2000 compliant when configured and used in accordance with the related documentation, and provided that the underlying operating system of the host machine and any other software used with or in the host machine or our products are Year 2000 compliant. We have tested our products for Year 2000 compliance. We continue to respond to customer questions about prior versions of our products on a case-by-case basis. We have not tested software obtained from third parties. However, we are seeking assurances from our vendors that licensed software is Year 2000 compliant. Despite assurances from developers of products incorporated into our products, our products may contain undetected errors or defects associated with Year 2000 date functions. Known or unknown errors or defects in our products could result in delay or loss of revenues, diversion of development resources, damage to our reputation, or increased service and warranty costs, any of which could seriously harm our business, financial condition and results of operations. Some commentators have predicted significant litigation regarding Year 2000 compliance issues, and we are aware of such lawsuits against other software vendors. Because of the unprecedented nature of such litigation, it is uncertain whether or to what extent we may be affected by it.

     We are assessing our material internal information technology systems, including both our own software products and third-party software and hardware technology, but we have not initiated an assessment of our non-information technology systems. We expect to complete testing of our information technology systems in 1999. To the extent that we are not able to test the technology provided by third-party vendors, we are seeking assurances from such vendors that their systems are Year 2000 compliant. We are not currently aware of any significant operational issues or costs associated with preparing our internal information technology and non-information technology systems for the Year 2000. However, we may experience significant unanticipated problems and costs caused by undetected errors or defects in the technology used in our internal information technology and non-information technology systems.

     We do not currently have any information concerning the Year 2000 compliance status of our customers. Our current or future customers may incur significant expenses to achieve Year 2000 compliance. If our customers are not Year 2000 compliant, they may experience material costs to remedy problems, they may face litigation costs and they may delay purchases or implementation of our products. Year 2000 issues could reduce or

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

eliminate the budgets that current or potential customers could have for purchases of our products and services. As a result, our business, financial condition and results of operations could be seriously harmed.

     We have funded our Year 2000 plan from cash balances and such costs in the past. To date, these costs have not been significant. We may incur additional costs related to the Year 2000 plan for administrative personnel to manage the project, outside contractor assistance, technical support for our products, product engineering and customer satisfaction. In addition, we may experience material problems and costs with Year 2000 compliance that could seriously harm our business, financial condition and results of operations.

     We have not yet fully developed a contingency plan to address situations that may result if we are unable to achieve Year 2000 readiness of our critical operations. The cost of developing and implementing such a plan may itself be significant. Finally, we are also subject to external forces that might generally affect industry and commerce, such as utility or transportation company interruptions caused by Year 2000 compliance failures.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

     In March 1998, the American Institute of Certified Public Accounts, or AICPA, issued Statement of Position 98-1, or SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 establishes the accounting for costs of software products developed or purchased for internal use, including when such costs should be capitalized. We do not expect SOP 98-1, which is effective for financial statements for fiscal years beginning after December 15, 1998, to have a significant effect on our financial condition or results of operations.

     In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 requires companies to expense the costs of start-up activities and organization costs as incurred. In general, SOP 98-5 is effective for fiscal years beginning after December 15, 1998. We believe the adoption of SOP 98-5 will not have a material impact on our results of operations.

     In June 1998, the Financial Accounting Standards Board on FASB, issued Statement of Financial Accounting Standard No. 133, or SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. We do not expect SFAS No. 133 to have a significant effect on our financial condition or results of operations.

     In December 1998, the Accounting Standards Executive Committee, or AcSEC, issued SOP 98-9, "Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions." SOP 98-9 amends SOP 97-2 to require that an entity recognize revenue for multiple element arrangements by means of the "residual method" when (1) there is vendor-specific objective evidence, or VSOE, of the fair values of all the undelivered elements that are not accounted for by means of long-term contract accounting, and (2) VSOE of fair value does not exist for one or more of the delivered elements, and (3) all revenue recognition criteria of SOP 97-2 and SOP 98-9 will be effective for transactions entered into in fiscal years beginning after March 15, 1999. We do not expect SOP 98-9 to have any effect, on our results of operations.

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

INTEREST RATE RISK

     Our exposure to market risk for changes in interest rates is limited to the exposure related to our debt instruments and credit facilities which are tied to market rates. We do not plan to use derivative financial instruments in our investment portfolio. We plan to ensure the safety and preservation of our invested principal funds by limiting default risks, market risk and reinvestment risk. We plan to mitigate default risk by investing in high-credit quality securities.

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

                                    BUSINESS

OVERVIEW

     Accrue provides a software solution that enables businesses to answer the question, "How effective is my Web site?" Our principal product, Accrue Insight, provides marketing and merchandising managers with comprehensive and detailed analysis of Web site activity to help companies with significant Web initiatives attract new customers, retain existing customers and increase e-commerce sale. Accrue Insight is also flexible and robust enough to meet the needs of different businesses as their Web sites become more complex and they experience increasing numbers of customers and e-commerce sales.

     Merchandising managers traditionally depend on analysis of marketing metrics like campaign effectiveness, shopping patterns or price elasticity, and the quantity of that data has increased dramatically as the information age has extended the number of methods and reach for marketing communications. Conducting traditional marketing analysis has therefore become more complicated. In addition, the Internet has now emerged as the fastest growing communication and commerce medium in history, creating new challenges which further compound the complexity of collecting and analyzing valuable merchandising information. As a result, businesses are demanding analysis that provides a measure of return on investment for their Internet initiatives. Despite the need for a detailed, flexible, robust and easy-to-use approach to Internet merchandising analysis, we believe Accrue Insight is the only product available that delivers an integrated solution addressing all of these requirements.

INDUSTRY BACKGROUND

Traditional Merchandising and Marketing Analysis

     Analysis of customer behavior and preferences is critical to the success of all businesses. Analysis helps business managers make informed decisions and understand the results of those decisions. Historically, retailers knew their customers personally, enabling them to address the needs and preferences of customers in their wholesale or distribution ordering practices. Product and service providers have always tracked sales patterns and inventory turn rates to determine which types of offerings should be emphasized to manage production capacity. Sales patterns began to be used in determining marketing strategy as businesses grew to recognize that similar products and services with differentiated packaging, or other distinguishing features, could inspire noticeably different levels of demand.

     As mass media developed and businesses continued to evolve, managers became increasingly concerned with monitoring the effectiveness of merchandising methods employed to encourage purchases. Publishers and broadcasters responded to this concern by providing managers with circulation or audience rankings, such as Nielson Reports for television, and advertising response tracking methods, such as code numbered coupons. This marketing reach and effectiveness data has become so important that today the advertising industry primarily prices its services based on quantitative analysis of this data. As the types and accuracy of merchandising information expanded, managers grew to depend on that information to drive answers to a growing number of questions, such as:
Where did my customers come from? How did my customers shop? Where in the store should products be placed? How should products or services be packaged? Which customer segments respond best to different types of products? What is my customers' sensitivity to

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

various price points? Informed responses to these and other related questions have become critical to designing and maintaining successful sales and marketing strategies.

     The quantity, variety and complexity of marketing and merchandising information continues to grow as the information age has driven an increase in the number of methods and channels for disseminating marketing messages. Merchandising managers have begun to turn to robust, or enterprise quality, decision support software to help transform data gathered in traditional marketing environments into business intelligence that can be used by various constituencies within their organizations. In this context of increasing complexity for conducting traditional merchandising and marketing analysis, the Internet has emerged as the fastest growing and most expansive communication and commerce medium in history.

Growth of the Internet and e-Commerce

     The Internet is a rapidly growing medium for global communications and electronic business. International Data Corporation estimates that the number of Web users will grow from approximately 97 million worldwide in 1998 to approximately 320 million by the end of 2002. The U.S. Department of Commerce estimates that Internet traffic doubles every 100 days. The number of Web sites detected by the Netcraft Web Server Survey increased from approximately 1.0 million in April 1997 to approximately 2.2 million in April 1998, and to over
5.0 million in April 1999, reflecting annual growth exceeding 100%.

     The growth of the Internet is attributable to its value as a low-cost, open and accessible platform for communications and commerce. As a result of these attributes, organizations are increasingly embracing the Internet as a critical platform for communicating with partners, customers and employees, and conducting business. The Internet allows companies to develop one-to-one relationships with customers worldwide without making significant incremental investments in traditional infrastructure, such as retail outlets, distribution networks and sales personnel. However, organizations must support their e-business initiatives by investing heavily in Internet technology, content, and infrastructure software.

     Because Internet interactions are two-way and entirely technology-based, the Internet creates exponentially expanded quantities and types of customer interaction data points, compounding the complexity associated with collecting and analyzing this valuable merchandising and marketing information. This information drives critical business decisions and the need for e-commerce data collection and analysis.

The Need for e-Business Analysis

     As an increasing portion of existing businesses migrate some of their activity to e-business platforms, advanced technologies are required to enable the type of sophisticated merchandising and marketing analysis those managers have grown to depend on in their traditional businesses. So too are entirely new businesses being formed to focus on e-business alone. Both migrating and new Web-based businesses are demanding data that provides a measure of the return on their investment in Internet initiatives. This return is ultimately expressed in terms of increased customer traffic, visitor loyalty and sales through their Web sites. With Internet activity rates high and growing rapidly, e-businesses must collect and analyze large volumes of data for use by various e-business units within their organizations

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

by finding robust enterprise-class solutions. An inherent requirement of enterprise class e-business analysis solutions is the capability to address the following needs:

     - need for decisions based on facts

     - need for scalable, robust solutions

     - need for comprehensive, customer analysis

     To date, e-commerce companies have purchased available network software tools originally designed for purposes other than Web site effectiveness analysis. Reporting and management tools originally designed for traditional network management cannot analyze Internet-specific activity and therefore cannot provide the level of detail and accuracy required to make strategic e-business decisions. Further, these traditional tools are generally focused on monitoring and maintaining network infrastructure areas such as traffic, security, availability or quality of service. Some companies have internally developed applications for tracking and evaluating Web traffic, but they are limited in functionality and expensive to maintain. Web-centric tools that simply track the Web pages visitors click on by sorting and counting log files, fail to reflect all of the visitor's interactions during a Web site visit. Traditional business intelligence tools, known as online analytical processing, or OLAP, cannot access Web customer data, such as timing, resets and navigation flows of visitors through the Web site. OLAP products also lack Web modeling capabilities, such as those required to configure global Web networks and define Web sites, including pages and hits. Comprehensive e-business analysis solutions must be able to:

     - handle large traffic volumes and scale to handle the exponential growth expected in Internet usage on successful Web sites;

     - collect accurate and complete customer activity information from complex Web environments, comprised of mirrored content, switches, hubs, routers and servers in multiple geographical locations;

     - accommodate e-business requirements, such as security requirements or business rules, and provide the specific information each business unit manager needs;

     - integrate customer activity information with data from multiple sources, such as customer profile or demographic information, and transaction data;

     - recognize the amount of time a visitor spends on a particular Web site activity or content, the paths taken through the site and when a visitor resets a page instead of waiting to download the complete page;

     - allow managers to easily drill down into reports and mine the data interactively, with data filtering and segmentation capabilities, for a more detailed understanding of customer activity; and

     - offer flexible distribution capabilities for reporting and analysis throughout the enterprise.

     Despite the critical need for comprehensive, scalable and easy-to-use e-business analysis solutions, we believe current products other than Accrue Insight fail to deliver an integrated solution that addresses all of these competitive requirements.

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

THE ACCRUE SOLUTION

     Our flagship product, Accrue Insight, is a comprehensive, scalable, e-business analysis solution that allows organizations to evaluate the effectiveness of their e-business initiatives. Accrue Insight provides detailed Web site traffic information and visitor activity data in a format and with a level of accuracy that facilitates strategic merchandising and marketing decisions. Web site managers and marketers can analyze this rich data to make merchandising and marketing decisions which maximize revenue, new buyers and customer loyalty. We also provide professional services to assist customers at every stage of Accrue Insight deployment, from identification of specific business needs through enterprise integration and customization of e-business analysis reporting, to delivering a rapid and effective implementation. We believe customers can utilize Accrue Insight to obtain the following results:

     - Increase number of customers. Our solution provides insight into which external Web sites send the more qualified prospects to a customer's Web site, allowing our customers to more effectively spend marketing dollars and increase the number of customers.

     - Increase customer loyalty. Our solution permits customers to know factually which content is important and appropriate, thereby enhancing customer satisfaction and encouraging return visits.

     - Increase sales. Our solution allows customers to determine how different customer segments interact with their Web sites, enabling them to turn more lookers into buyers.

     Our solution provides the following enterprise-class e-business analysis features:

     Network-Based Measurement Mechanism. The most precise way to analyze Web traffic is to collect data directly from the network by deciphering the content of, and indicators embedded in, data packets as they move across the network, analysis referred to as "packet sniffing." This network based analysis provides a factual and complete picture of a visitor's activity at a Web site beyond that which can be achieved through more common log file based approaches. Our packet sniffing technology summarizes the details of each interaction to prepare the data for storage and analysis. The benefits of our packet sniffing analysis include the ability to collect data pertaining to:

     - Visitors -- understanding who Web site visitors are, where they came from, and how long they stayed.

     - Visits -- exploring behavioral (duration and page depth) patterns of visitors over repeat visits.

     - Content -- measuring the effectiveness of content, including the actual delivered content, the most popular content, and the stickiness, or duration of viewing, of content.

     - Navigation -- determining the flow of visitors through a Web site to measure the effectiveness of site layout, and the most common path to purchase for each market segment.

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

     Integrated Data Warehouse for Scalability. Increasing numbers of Web sites receive millions of hits per day and this traffic is growing exponentially. To enable effective e-business analysis, companies must collect, process, store and make available for analysis the data generated from these millions of hits. Accrue Insight is designed to operate effectively across Web sites with the following characteristics:

     - 50 million hits per day;

     - hundreds of Web servers supporting over 2,000 Web sites;

     - generation of thousands of unique reports per day;

     - storage of hundreds of gigabytes of historical activity data; and

     - complex, globally-distributed content.

     High-Value Navigation Analysis. Integral to today's complex merchandising decisions is understanding visitors' paths through Web sites, including where they came from, what they looked at and where they went. Accrue Insight provides a graphical view of customers' visits illustrating the following:

     - the referring Web site links, such as ad banners, affiliate sites or search engines;

     - content viewed and sequence of interaction; and

     - path taken from shopping to buying.

     Open Architecture. Our solution is designed to accommodate enterprise standards, corporate rules, and dynamically changing businesses. Accrue Insight easily integrates into companies existing information systems and merges existing corporate customer and transaction data with Web site visitor data, thereby extending organizations' e-business analysis capabilities.

     Comprehensive Analysis. Our solution provides powerful, easy to use, comprehensive analysis capabilities through advanced data mining and flexible report generation. An interactive Web-based interface allows users to select pre-defined reports and specify parameters such as a date range and filters. Our software performs complex queries and substantial post-processing to generate targeted reports. These reports display the results of quantitative analysis, showing counters, averages and trends of a wide variety of Web site visitor, content and navigation activity.

     Enterprise Report Distribution. All reports can be scheduled for daily, weekly or monthly execution and emailed to a select corporate-wide distribution list as both an hyper-text machine language, or HTML, page and spreadsheet-ready format for additional processing.

ACCRUE STRATEGY

     Our objective is to extend our position as a leading provider of enterprise-class e-business analysis software. To achieve this objective, our strategy includes the following key elements:

     Extend Leadership in High-End e-Business Analysis. We believe that we are a leading provider of high-end, e-business analysis products and services as a result of our advanced technologies for the collection and analysis of comprehensive Web site activity

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

data, and our broad base of global customers across multiple industries. We plan to extend this leadership by continuing to cater to business decision makers through our focus on enhancing analysis functions for e-commerce, sales, marketing, advertising and Web site design. As managers of e-business units develop new requirements and confront new questions, we plan to anticipate and respond to those needs. We intend to do this through internal product development, corporate partnering, and acquisitions. We also intend to offer our customers consulting services to help them analyze collected data in order to make more effective Web marketing and merchandising decisions.

     Maintain Technological Leadership in e-Business Analysis Software. Our solutions are based on advanced proprietary technologies which provide the basis for our leading high-end e-business analysis software. For example, our solution utilizes non-intrusive, network-based measurement technology as the primary mechanism for Web data collection. In combination with our robust data warehouse architecture, we believe our technology has allowed us to develop the most detailed, accurate and scalable commercial product currently available in our market. Our product is capable of successfully tracking, collecting and storing data generated by complex, multi-server Web sites that serve more than 50 million hits per day. These technologies were developed by our software engineers who have a significant amount of experience designing enterprise software applications. To maintain our technological leadership for the high-end enterprise market, we plan to continue to invest in research and development and to incorporate additional industry-leading components into our software.

     Leverage Web Data Platform. Through the use of our software, our customers collect comprehensive Web site visitor information and may leverage that information by using it in business software applications provided by us now and in the future as well as by other third party vendors. For example, we intend to offer our customers expanded capabilities to contribute their Web site activity data to their existing corporate applications. As a result, our customers will be able to utilize this information in a variety of sophisticated ways, including in combination with back office applications such as sales force automation tools, such as those provided by Siebel Systems, Inc., call center applications, such as those provided by Clarify, Inc., and e-business applications, such as those provided by Vignette Corporation and Net Perceptions, Inc., and traditional business intelligence tools, such as those provided by MicroStrategy, Inc. We believe attractive incremental product and service revenue opportunities exist for Accrue in helping our customers realize this leverage.

     Leverage and Expand Blue Chip Customer Base. We currently provide our software and services to more than 75 leading companies across numerous industries, including publishing, entertainment, media, high-technology, financial services and retail. Our customers frequently purchase additional software and services from us as they experience increases in Web site traffic, higher levels of complexity in the scope of their e-business activities, and more sophisticated needs for internal merchandising and marketing analysis. Our customer base also provides an accessible market for newly developed or acquired products and services.

     Continue Developing Strategic Alliances. We intend to continue developing alliances with leading strategic platform providers, e-business application providers, interactive agencies and Web hosting organizations, solution providers, and business process applications vendors. We believe that these partnerships will accelerate market penetration of our software by providing additional marketing and distribution channels for our applications. We believe that these alliances could also promote additional revenue opportunities, such as partnered consulting service fees generated by our cooperation with partners to help customers analyze collected data to make e-business decisions.

     Expand Sales and Distribution Channels. By increasing the number of direct sales professionals as well as utilizing systems integrators and resellers to complement direct selling efforts we will be able to address a broader market for our products. In addition, as use of the Internet increases internationally, we believe that international markets will represent a significant market for our products and services. We plan to establish an early marketing, sales and support presence in selected international markets, including targeted European and Asian countries, to enhance our long-term competitive advantage in these regions. We also intend to utilize international distributors in international markets generally and to implement localized versions of our applications.

     Pursue Strategic Acquisitions. We intend to pursue acquisitions of businesses, products, services, technologies, and distribution channels that are complementary to our existing business to expand our position in the enterprise e-business analysis software market. Although we have no present commitments or agreements regarding any acquisitions, we believe that there are many acquisition candidates that could enhance our position in this market.

PRODUCTS AND SERVICES

Accrue Insight 3.0

     Our flagship product, Accrue Insight 3.0, provides our customers with detailed information about visitors to their Web sites including the frequency of visits by each visitor, content effectiveness, the external site from which a visitor reached the Web site, the path taken by visitors within the Web site, time spent by visitors at the Web site, and specific page resets. Accrue Insight monitors traffic served from any Web server on all hardware platforms and is capable of providing information to address the following questions:

     - How many visitors are coming to the Web site?

     - How many new versus repeat visitors are coming to the Web site?

     - What are some of the demographics of visitors to the Web site?

     - Which search engines and portals are referring qualified prospects to the Web site?

     - What was the point of reference for a specific visitor to access the Web site?

     - How are visitors traveling or progressing through the Web site?

     - Which pages are most popular?

     - What changes can be made to the Web site to make the most popular pages easy to find?

     - How can the appearance of the Web site be improved in light of the most frequently used browsers and access speeds of visitors?

     - How many visits to the Web site result in sales transactions?

     - What is the revenue generated by a particular page?

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     - How many times did visitors reach a particular page and then hit the stop button to end the visit?

     Accrue Insight consists of our network collector, analyzer and data warehouse combined with powerful reporting and access options within an integrated system architecture:

     Network Collector. Our network collector software sits passively in the customer's network configuration of Web servers, routers, switches and load balancing products, and counts and records all click streams comprising visitor activity to the customer's Web site. The network collector runs on the Sun Solaris 2.5/2.6 and Microsoft NT 4.0 operating system platforms, and is installed outside of the customer's firewall to achieve non-invasive functionality. The network collector scales to handle millions of hits per day on a 100Mbps ethernet network while recording all details from each visit.

     Analyzer. Our analyzer software organizes the raw data gathered by the network collector, analyzes Web site traffic and activity according to the customer's specifications, filters out unneeded information, and adds a level of intelligence to the data for optimal loading and storage. The analyzer organizes and processes data so as to be able to answer questions from customers concerning the flow of traffic to and from their Web sites.

     Data Warehouse. Data that is processed by our analyzer is optimized for bulk loading into our high-speed data warehouse. Our data warehouse enables automated and efficient data management, including storage, consolidation and archiving, batch reporting and interactive data mining. Our data warehouse runs on the Sun Solaris 2.5/2.6 operating system platform. We currently employ the Red Brick database technology licensed to us by Informix Software, Inc. to maintain data stored in our data warehouse.

     Report Wizard. Report Wizard is our software tool that allows customers to design customized reports displaying data extracted from the data warehouse. The reports can be saved, exported to spreadsheet programs like Microsoft Excel, scheduled for automatic generation and delivery at a later time via email, or posted to a restricted-access Web page.

     MyAccrue. MyAccrue is our report personalization software which allows end-users to design either standard or customized reports which are automatically updated and distributed as scheduled on a daily, weekly or monthly basis, via email to the end-user.

     Application Access. Accrue Insight 3.0 allows customers to provide their Web site data to third party applications that can take action on it, such as those provided by Siebel Systems, Inc., Clarify, Inc., and eGain Communications Corporation, or whose applications will be enhanced by our licensed software, such as those provided by Vignette Corporation, NetGravity, Inc., and Net Perceptions, Inc.

     Pricing of Accrue Insight 3.0 is determined by total number of CPUs contained in the servers of the Web sites a customer wishes to analyze. Annual maintenance fees (which include product upgrades) are priced as a percentage of the list license fee. Additional services are billed either on a fixed-fee or time-and-materials basis.

Professional Services and Customer Support.

     Technical Support. We provide technical support to our customers through telephone, email, our Web site, and on-site training. We offer toll-free telephone assistance to our customers twenty-four hours a day, seven days a week. Additionally, we offer monthly training sessions, called Tips & Techniques, to our customers over the Web using a screen sharing product called PictureTalk from Pixion, Inc. We have also established an online bulletin board using software provided by eShare Technologies, Inc. for our customers to share ideas and questions with each other and with us. Our Web site also provides online documentation of historical trouble-shooting cases.

     Training. We offer traditional on-site system administration training and monthly end-user training over the Web using PictureTalk.

     Consulting. We offer consulting services to customers on either a fixed-fee or time-and-materials basis. Our current consulting services and applicable fees include the following:

     - QuickInsight -- installation and configuration of Accrue Insight in the customer's network over a two-day period for a fixed fee.

     - Vignette StoryServer Bridge -- consulting service and application to convert Web addresses produced by Vignette StoryServer into descriptive information suitable for analysis for a fixed fee per each deployed Vignette license.

     - Custom Data Integration and Reporting -- integration of data from a separate customer database into the database created by Accrue Insight, billed at a daily rate.

     - Accrue Discovery Service -- strategic business consulting and analysis based on information derived from data collected and analyzed by Accrue Insight, billed at a fixed fee for a one-time evaluation.

     Online Services -- Accrue Site Knowledge (ASK) Service. We offer customers the opportunity to outsource system administration responsibilities in connection with their purchase of Accrue Insight by subscribing to our Accrue Site Knowledge (ASK) Service, a hosting service administered by Accrue in cooperation with AboveNet Communications, Inc. ASK Service customers install the network collectors at their site to collect their Web data, the data is automatically transferred to a data warehouse hosted by Accrue. Using Accrue Insight's flexible reporting options, customers receive daily, weekly or monthly reports through email, or by accessing them through secure, personalized MyAccrue Web pages on the Internet. By hosting the day-to-day management of Accrue Insight for the customer, Accrue reduces the initial time and cost of deployment and provides continuous and dependable application maintenance and support. For the ASK Service customers pay Accrue's standard license and maintenance fees for Accrue Insight plus a service fee and equipment leasing costs.

     We have also established a number of informal alliances with solution providers to supplement our internal service capacity to customers as required to meet their deadlines and specifications. These alliances are not subject to binding agreements, have no specified performance requirements by us or our alliance partners, and may be terminated at any time. These solution providers include Viant Corporation (Web site strategies), World Wide Web Associates (training and consulting services with respect to our products), Cambridge Technologies, Inc. (computer systems consulting and integration), Organic Online, Inc.(online business builder) and AboveNet Communications, Inc. (Web hosting services).

CUSTOMERS

     As of April 30, 1999, we had licensed our products to over 75 customers and no single customer accounted for more than 10% of our total revenue in either of our fiscal years ending March 31, 1999 or March 31, 1998. Our customers represent a broad spectrum of enterprises within diverse industries, including publishing, entertainment and media, high technology, financial services, and retail. The following is a representative list of our licensed customers to date from which we continue to derive maintenance and service revenue:

PUBLISHING, ENTERTAINMENT
        AND MEDIA                HIGH TECHNOLOGY            FINANCIAL SERVICES
-------------------------        ---------------            ------------------
Bolt Media, Inc.            AMP Incorporated            Ameritrade Holding
Children's Television       Apple Computer, Inc.        Corporation
 Workshop                   Ascend Communications,      Investools, Inc.
Christian Science Monitor   Inc.                        NationsBank Corporation
DreamWorks L.L.C.           Check Point Software        Standard & Poor's MMS
Family Education Company    Technologies                T. Rowe Price Associations, Inc.
Hearst New Media and        Eastman Kodak Company       TheStreet.com, Inc.
 Technology                 Ford Motor Company          Toronto Dominion Bank
Hollywood Online, Inc.      Gateway Companies, Inc.     Financial Group
Houston Chronicle           General Motors Corporation
 Interactive                Hitachi America, Ltd.       RETAIL
Los Angeles Times           Iomega, Inc.                Beyond.com
Meredith Corporation        Lam Research Corporation    CDNow
Miller Freeman, Inc.        MathWorks, Inc.             Costco Wholesale
News America Digital        Merck, Inc.                  Corporation
Publishing, Inc.            Motorola, Inc.              DHL Worldwide Express
Philadelphia Newspapers,    National Semiconductor      Federal Express
 Inc.                       Corporation                 Corporation
Salon Internet, Inc.        NetObjects, Inc.            Hasbro, Inc.
San Jose Mercury News       Network Appliance, Inc.     Micro Warehouse, Inc.
Seattle Times, Inc.         Nokia, Inc.                 Mrs. Baird's Bakeries
Spinner Networking, Inc.    Nortel (Northern Telecom    MySimon, Inc.
 (DBA Spnner.com)           Limited)                    Preview Travel, Inc.
SportsLine, USA, Inc.       Oracle Corporation          Ralston Purina Company
Star Tribune                Qualcomm, Inc.
Viacom Interactive          SABRE Group, Inc.
 Media-MTV                  Seagate Technology, Inc.
                            Silicon Graphics, Inc.
                            Sprint L.P.
                            Sun Microsystems, Inc.
                            Synopsys, Inc.
                            VeriSign, Inc.

SELECTED CUSTOMER CASE STUDIES

     Some examples of the manner in which our products are used to address e-business applications are set forth below.

     TheStreet.com. TheStreet.com is a leading web-based provider of original, timely, comprehensive, and trustworthy financial news, commentary and information aimed at helping readers make informed investment decisions. TheStreet.com chose Accrue Insight as its primary vehicle for tracking current and potential subscriber usage on its Web site. By analyzing this information, TheStreet.com has been able to prepare more effective marketing programs targeted at prospective subscribers. Currently, approximately

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

35 professionals at TheStreet.com, including business analysts, editors, and executives in the company's technology, marketing, advertising, and financial departments, use the information generated by Accrue Insight.

     The Seattle Times. The Seattle Times newspaper is utilizing Accrue Insight's rich data collection and reporting features to generate detailed reports for the company's editorial, advertising and marketing staff. These reports aid the development and positioning of online content and ad banners, and provide feedback on the effectiveness of marketing campaigns to attract Web site visitors. Accrue Insight's graphs of weekly Web site traffic highlights entry and exit points on the Web site, showing how customers navigate the site's pages and what pages receive the most attention. Analysis of such data helps advertising personnel determine optimal advertising locations and pricing. With Accrue Insight, the Seattle Times' marketing personnel can look at which external URLs are driving traffic to their Web site, and even to specific pages in the Web site. With this information, management has been able to design media buying plans that it believes have resulted in more visitors to its Web site. In addition, the Seattle Times' editorial personnel can see which sections and stories receive the most attention and accordingly, match content placement to customers' preferences, which it believes has resulted in greater customer satisfaction and loyalty.

     National Semiconductor Corporation. National Semiconductor Corporation, is a leader in the design and manufacturing of analog and mixed signal semiconductor products. National Semiconductor chose Accrue Insight for its ability to provide an enriched view of online customers. This comprehensive view of customer activity offers National Semiconductor the information necessary to ensure that their Web site is constructed to provide customers the shortest path to the content they seek. Before implementing Accrue Insight, engineers using National Semiconductor's Web site went through an average of 7 screens to access needed information. After implementing Accrue Insight, National Semiconductor had the information necessary to rearchitect their Web site to reduce the average number of screens to 2.2. By reducing the number of screens necessary for its customers to access needed information, Accrue Insight has helped increase customer satisfaction and sales on National Semiconductor's Web site.

     Net-Temps Inc. Net-Temps Inc. provides Web-based services to assist placement firms and third-party recruiters in finding and placing temporary employees, primarily in high-tech industries. Placement firms and recruiters post job openings on their Web site and search their resume database for appropriate candidates. With Accrue Insight, Net-Temps can monitor the traffic generated by its partners to see which advertisers are delivering the greatest return on investment to them. By using Accrue Insight to identify the effectiveness of over 5 million banner impressions per month, Net-Temps modified its media buying plan and increased the amount of traffic to its Web site.

     The MathWorks, Inc. The MathWorks, Inc. develops, markets and supports a computational engine, a block-diagram environment and a family of data analysis toolboxes for engineer, scientists, and technical professionals. The MathWorks chose Accrue Insight for its complex analysis functionality and scalability as well as its reporting features. Accrue Insight's sophisticated reports are used company-wide by site designers, marketers, information technology and executive management. By using Accrue's navigation graph the MathWorks has been able to determine that a large number of visitors run its online product demonstration while viewing product information. As a result, The MathWorks has dedicated more areas of its Web site to product demonstrations, which is expected to shorten its sales cycle.

TECHNOLOGY AND ARCHITECTURE

     Accrue Insight is designed to provide a robust architecture for customers to implement flexible, scalable, detailed, and accurate e-business analysis. The Accrue Insight architecture is compatible with documented application programming interfaces, APIs, protocols and file formats to enable integration with external systems such as Web applications (such as commerce servers and ad servers) and business process applications (such as sales force automation systems and call center systems). The architecture adheres to numerous standard programming languages, including hyper-text machine language, or HTML, Java and C, and network protocols, including hyper-text transfer protocol, or HTTP. In addition, we believe that our system architecture is flexible and powerful enough to serve as the foundation for related future products.
                                      LOGO

   [Client depicts Accrue's architectural layers consisting of the collection layer, modeling layer, storage layer, application layer and presentation layer, each of which is described in the following paragraphs]

     The Accrue Insight system architecture may be viewed as a series of layers, each performing specific functions between our customer's Web site and their visitors.

     Collection Layer. The collection modules consist of our network collector, server collector and logfile collector, each of which obtains data from different sources. Our network collector is the most comprehensive collection module within Accrue Insight and obtains data from the network through packet sniffing technology. Our server collector is a customized module which plugs directly into the customer's Web server for use in environments where encryption of network traffic prevents packet sniffing, such as in credit card processing and banking applications. Finally, our logfile collector may also be used when encrypted or secure Web servers are employed or to obtain customer legacy data that existed prior to installation of packet sniffing technology contained in our network collector. All of these collection modules may be used in any combination to gather and consolidate data into our data warehouse.

     Modeling Layer. Our analyzer provides a fast, flexible mechanism for filtering, segmenting and organizing collected data into a Web site configuration model that the customer has defined. Our analyzer performs the following tasks:

     - sews or stitches collector data into a coherent view of the Web site, taking into consideration where the Web server resides in the customer's system configuration (physical server), the execution of the Web server, or logical server, and the specific mirrored set of content, or content set obtained from the Web server;

     - discards non-essential details;

     - translates raw hit information into concepts such as page views and the time spent viewing a page;

     - transposes raw Web server transaction data into higher-level information, such as visitors and visits;

     - tracks visitors across Web servers, time zones and different authentication mechanisms;

     - summarizes activity in many dimensions, such as by machine, URL or Web site identifier, content set, logical server, or Web site; and

     - creates a set of data to be loaded into the data warehouse.

     Storage Layer. The storage layer consists of a data warehouse for storing Web customer activity data processed by the analyzer, Web site definition data, and Web network configuration data, collectively known as meta data or data about data. The storage layer also consists of an online analytical processing, or OLAP, database for fast access to summarized data. In addition, the storage layer includes a database administration subsystem capable of handling high volumes of data, thereby alleviating the customer's need to dedicate excessive resources to data administration.

     Data Access Layer. The data access layer consists of an API that provides a unified view into the various storage facilities that make up the data warehouse within Accrue Insight. It can also be used to access external databases, such as those containing customer profile, demographic information and transaction data.

     Application Layer. Accrue and third-party software vendors can write applications to provide additional, customized functionality in addition to Accrue Insight's basic functionality. For instance, a rules engine can view the data for specific business rules, and manipulate the data accordingly.

     Presentation Layer. MyAccrue provides enterprise-class service functionality, such as scheduling, email and printing, that can be executed by Accrue Insight. Report Wizard provides an easy to use, HTML interface to create and save data queries in a format that can then be read by MyAccrue.

     Integration Layer. We originally designed Accrue Insight and continue to enhance its features to allow for maximum integration into existing systems and the creation of new functionality. Accrue Insight can be integrated into existing systems through the following APIs:

     - Network Collector API. Our network collector API allows business rules to be invoked as data is being collected. For instance, the collector can be instructed not to save any hits for graphic images, and to ignore all hits from the local domain.

     - Analyzer API. Our analyzer API allows third-party applications to tailor how the analyzer executes. For instance, this API may cause the Analyzer to rewrite the URL to be more analysis-friendly, such as in the case of the Vignette Profile Bridge.

     - Data Access API. Our data warehouse provides a unified view of various legacy and third-party databases and data marts.

INDUSTRY STANDARDS

     We use many widely accepted standards in developing our products, including structured query language, or SQL, and open data base connectivity, or ODBC, for accessing the data warehouse, Netscape Application Programming Interface, or NSAPI, for accessing Netscape's Web servers, hyper-text transfer protocol, or HTTP, for communication between collectors and the central warehouse machine, and hyper-text machine language, or HTML and Java for user interfaces. In addition, Accrue Insight contains software that supports the ABC Interactive digital signature standard, used for auditing log files for tampering. Most of our software is written in C and Java, two widely accepted standard programming languages for applications development. Adherence to industry standards provides compatibility with existing applications, enables ease of modification, and reduces the need for software to be rewritten, thus protecting the customer's investment.

SALES AND MARKETING

     We currently market and sell our products primarily through our direct sales force in North America. We have maintained a ratio of two to one sales territory manager to sales engineer to support the consulting nature of our sales process. We also intend to expand our marketing and selling efforts through partnering with third parties. We have recently expanded into international markets through informal alliances with Sumisho Electronics Company, Ltd., a subsidiary of Sumitomo Corporation, and Itochu Techno-Science Corporation in Japan and Scientific Computers GmbH in Europe and we plan to leverage our management's experience in international expansion as opportunities occur.

     Once a new customer lead is qualified, our typical sales process includes a presentation of our products to the appropriate business executives within the customer's

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

organization, such as their vice president of sales, vice president of marketing, or e-commerce director, followed by a product demonstration and dialogue concerning technical questions. Normally product trials and evaluation of the software are not required, as existing customer referrals and validation are sufficient to handle new customer concerns.

     Currently, we have eleven sales territory mangers located in Boston, New Jersey, New York, Atlanta, Dallas, Chicago, Toronto, Seattle, San Francisco, San Jose and Los Angeles. They are supported by four corporate sales representatives located at our headquarters in Fremont, California and six regional systems engineers in New York, Dallas, Chicago, and the San Francisco Bay Area. To ensure maximum yields per sales representative and to facilitate ramp-up and training for new sales personnel we utilize the Vantive Corporation Sales Automation System which tracks customer and contract information, as well as new sales prospects and sales call history. Our internal Web site also contains extensive competitive information, case histories and sales presentation and training materials that are used as resources for our sales organization.

     Building brand awareness and commanding recognition of our leadership in the marketplace is key to our success. We employ a number of marketing vehicles to promote our brand in the e-business analysis market and to generate leads for our sales organization. Traditional methods include press releases, speaking engagements, product reviews, discussions with industry analysts and attendance at tradeshows and seminars. We have also found, however, that emerging means of communication, such as email and Web seminars, provide us with even greater reach at less cost. Continued investment into our own Web site is critical to maintain our image in the e-business community and to generate sales leads. We also post important information about our products, technology and organization on our Web site for potential customers' ease of access. Finally we publish data sheets, white papers and articles concerning our products and services.

STRATEGIC ALLIANCES

     A critical element of our sales and marketing strategy is to establish alliances and partnerships to provide integrated solutions to our customers, extend our sales reach, assist in implementation and customization of our solutions, and broaden our brand awareness. Some examples of our current partners include the following:

     - Vignette Corporation. Our co-marketing and sales partnership includes joint seminars and sales calls, joint development of the Vignette Quickbridge for integration of Accrue Insight with Vignette StoryServer.

     - Cisco Systems, Inc. Our co-marketing and sales partnership includes joint seminars and sales calls demonstrating the compatability of Accrue Insight with Cisco's Local Director load balancer.

     - Informix Software, Inc. Our co-marketing and sales partnership includes Accrue's participation in Informix's Data Warehouse Initiative.

     - MicroStrategy, Inc. Our joint-development partnership provides Accrue access to MicroStrategy's OLAP technology for the development of e-commerce analysis applications.

     - ABC Interactive. Our joint-development partnership provides Accrue access to ABC Interactive's encryption technology for the development of audited traffic results for advertisers.

     We have alliances with strategic platform partners, e-business application partners, interactive agencies/hosters and solution providers. By partnering with the leading vendors in each of these categories, we are better able to provide the technical integration expertise and sales and marketing resources, which result in the most valuable integrated solutions to our customers and prospects.

     Strategic Platform Providers. To ensure that our products are based on current technologies and standards, we have partnered with companies whose products represent the best-of-breed in their respective categories. These companies include Cisco Systems, Inc., Informix Software, Inc., Oracle Corporation, Microsoft Corporation, Netscape Corporation, Sun Microsystems, Inc. and Silicon Graphics, Inc.

     E-Business Application Partners. These partners sell complimentary technologies to similar high-end clientele. These technologies include personalization, ad serving, content management, customer relationship management, load balancing, e-commerce and application serving. Our alliances range from strong sales and co-marketing relationships to alliances with companies with whom we have built integrated technology. Representative companies include Vignette Corporation, Net Perceptions, Inc., NetGravity, Inc., Resonate, Inc. and Resolute, Inc.

     Interactive Agencies and Web-Hosting Organizations. Our relationships with these firms ensure that our product is the recommended solution of choice when customers and prospects are seeking e-business analysis solutions while implementing or upgrading their Web sites. We have worked with and have joint customers with the following interactive agencies: Organic Online, Inc., USWeb/CKS Corporation, Modem Media.Poppe Tyson, Inc. We share customers with the following Web-Hosting firms: AboveNet Communications, Inc., Exodus Communications, Inc., NaviSite, Inc. and Frontier Corporation.

     Solution Providers. To supplement our internal service capacity, we have established relationships with firms, such as Cambridge Technology Partners and Worldwide Web Associates, which provide implementation and customization services. We have also partnered with firms that provide strategic web-merchandising, web-marketing and online advertisement analysis services to our clients, such as Viant Corporation.

     Most of our strategic relationships are not subject to binding agreements, have no specified performance requirements by us or by our alliance partners, and may be terminated by either party at any time.

COMPETITION

     We believe that the principal competitive factors affecting our market are:

     - product features;

     - product performance, including scalability and integrity;

     - ease of integration with customers' existing enterprise systems;

     - quality of support and service; and

     - company reputation.

     Although we believe that our products currently compete favorably with respect to such factors, our market is relatively new and is rapidly evolving. We may not be able to maintain our competitive position against current and potential competitors, especially those with significantly greater financial, marketing, service, support, technical and other resources. A description of our principal competitors and the risks associated with the competitive nature of our market are discussed in greater detail in "Risk Factors -- We face intense competition which could make it difficult for us to acquire and retain customers now and in the future."

     We may not be able to compete successfully against current and future competitors. If we fail to compete successfully against current and future competitors, our business could suffer.

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

     We are a technology company. Our success depends on protecting our intellectual property assets. If we do not adequately protect our intellectual property, our business, financial condition and results of operations would be seriously harmed.

     We license our software and require our customers to enter into license agreements, which impose restrictions on our customers' ability to utilize the software. In addition, we seek to avoid disclosure of our trade secrets, including but not limited to requiring those persons with access to our proprietary information to execute confidentiality agreements with us and restricting access to our source code. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection.

     We currently have no issued U.S. or foreign patents, we have applied for one U.S. patent and we have no pending foreign patent applications. It is possible that no patents will issue from our currently pending patent application and that our potential future patents may be found invalid or unenforceable, or otherwise be successfully challenged. It is also possible that any patent issued to us may not provide us with any competitive advantages, that we may not develop future proprietary products or technologies that are patentable, and that the patents of others may seriously limit our ability to do business. In this regard, we generally have not performed any comprehensive analysis of patents of others that may limit our ability to do business.

     Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States. A discussion of risks associated with the protection of our patents and intellectual property rights and potential infringement by us of the patents and intellectual property rights and potential infringement by us of the patents and intellectual property rights of others is presented in "Risk Factors -- Accrue Insight, our most important product, is not protected by a patent. If another party were to use this technology, our business would suffer." and "-- Others may bring infringement claims against us which could harm our business, results of operations and financial condition."

     We also integrate third-party software into our software products and a discussion of risks associated with this practice is presented in "Risk Factors -- If third-party software incorporated in our products is no longer available, our business could be harmed."

EMPLOYEES

     As of April 30, 1999, Accrue had 62 full-time employees, including 20 in product development, 30 in sales and support, 5 in marketing, and 7 in general and administrative functions. From time to time, we also employ independent contractors to support our engineering, marketing, sales and support and administrative organizations. We believe that our relations with our employees are good.

FACILITIES

     We are headquartered in Fremont, California, where we lease approximately 25,000 square feet of office space under a lease expiring on March 31, 2002. We believe that our existing facilities are adequate to meet our current and future requirements or that suitable additional or substitute space will be available as needed.

LEGAL PROCEEDINGS

     We are not currently subject to any material legal proceedings. We may from time to time become a party to various legal proceedings arising in the ordinary course of its business.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     Our executive officers and directors and their ages as of May 25, 1999 are as follows:

           NAME              AGE                      POSITION
           ----              ---                      --------
Richard D. Kreysar.........   43   President, Chief Executive Officer and Director
Gregory C. Walker..........   45   Vice President of Finance and Chief Financial
                                   Officer
Bob Page...................   37   Vice President of Product Development and Chief
                                     Technology Officer
Brett Kilpatrick...........   40   Vice President of Sales
Vito Salvaggio.............   36   Vice President of Marketing
Max D. Hopper..............   64   Director
Jonathan Nelson(2).........   31   Director and Chairman of the Board
Christopher J.                36   Director
  O'Brien(1)...............
A. Brooke Seawell(1).......   51   Director
Robert Smelick(2)..........   57   Director

-------------------------
(1) Member of Audit Committee

(2) Member of Compensation Committee

     Richard D. Kreysar, President and Chief Executive Officer, joined Accrue and became a director in June 1998. From January 1997 to May 1998, Mr. Kreysar taught high school mathematics and coached soccer and baseball. From January 1995 to January 1997, Mr. Kreysar was the General Manager and Vice President of Operations at Network Associates, Inc., an enterprise security software company, where he was responsible for marketing, sales, product line development, consulting and MIS operations. From January 1994 to January 1995, Mr. Kreysar was Executive Vice President of Marketing and Sales of Open Vision, a UNIX systems management software company. From June 1985 to December 1993, Mr. Kreysar was Vice President of Marketing and Sales at Computer Associates International, Inc. (CA), an enterprise software company, where he was responsible for integrating acquired companies and products into CA's applications and personal computer products divisions. Mr. Kreysar holds a B.S. degree in mathematics from Rockhurst College.

     Gregory C. Walker, Vice President of Finance and Chief Financial Officer, joined Accrue in April 1999. From October 1997 to March 1999, Mr. Walker was Chief Financial Officer at Duet Technologies, Inc., a provider of semiconductor design services and software. From January 1997 through September 1997, Mr. Walker served as Chief Financial Officer of NeTpower, Inc., a manufacturer of work stations and servers. From December 1990 to January 1997, Mr. Walker served as Vice President of Finance and acting Chief Financial Officer at Synopsys, Inc., a supplier of electronic design automation solutions for the global electronic market. Prior to working at Synopsys, Mr. Walker held various positions in financial operations at Xerox Corporation and IBM Corporation. Mr. Walker holds a B.A. degree in economics from Union College and an M.B.A. from the University of Rochester.

     Bob Page, Vice President of Product Development and Chief Technology Officer, joined Accrue in February 1996. From March 1989 to February 1996, Mr. Page worked at Sun Microsystems, Inc., a leading manufacturer of UNIX operating platforms, where he served as Chief Scientist with the Network Management group and Principal Investigator with the Advanced Network Applications group. While at Sun Microsystems, Mr. Page served as the Technical Chair of the Desktop Management Task Force, a cross-industry consortium of vendors formed to address issues in connection with personal computers. From 1986 to 1989, Mr. Page was Senior Network Engineer and Operations Manager at the University of Massachusetts, Lowell. Mr. Page received his B.S. degree in computer science from Fitchburg State College.

     Brett Kilpatrick, Vice President of Sales, joined Accrue in November 1998. From January 1998 to July 1998, Mr. Kilpatrick was Vice President of Sales and Business Development at AvantGo, Inc., a mobile computing software company. From April 1997 to January 1998, Mr. Kilpatrick was Vice President of Sales and Operations, Americas for IONA Technologies PLC, a producer of network integration software. From February 1992 to March 1997, Mr. Kilpatrick was North American Director of Sales at Versant Object Technology Corporation, a provider of high performance object database management systems. Mr. Kilpatrick has also held positions as Andersen Consulting's Midwest Sales Director and as Oracle Corporation's Chicago Branch Manager. Mr. Kilpatrick holds a B.S. degree in biology from Purdue University.

     Vito Salvaggio, Vice President of Marketing, joined Accrue in September 1997. From August 1990 to September 1997, Mr. Salvaggio worked at Apple Computer, Inc., where he served in various positions, including Director of Product Marketing for System Software, Product Line Manager for Operating Systems and Product Manager for High End Systems. From January 1986 until September 1988, Mr. Salvaggio served as Design Engineer at Matrox Electronic Systems, Ltd., a manufacturer of computer peripherals. Mr. Salvaggio holds a B.S. degree in electrical engineering from Concordia University and an M.B.A. from the Sloan School of Management at the Massachusetts Institute of Technology.

     Max D. Hopper has served as a director of Accrue since March 1999. Mr. Hopper has been the Chief Executive Officer of Max D. Hopper Associates, Inc., an IS management consulting firm, since January 1995. From 1985 to January 1995, he served in various positions at American Airlines, a subsidiary of AMR Corporation, most recently as Senior Vice President, Information Systems and Chairman of the SABRE Group, a provider of information technology services to the travel and transportation industry. Mr. Hopper is also a director of Exodus Communications, Inc., a Web hosting company, Gartner Group, Inc., a provider of information technology research and recommendations, USDATA Corporation, a provider of development tools and management software, VTEL Corporation, a designer and manufacturer of video conferencing systems, Worldtalk Corporation, a provider of content security and policy management solutions, Metrocall, Inc., a provider of local and regional paging service, Payless Cashways, Inc., a building materials specialty retailer, and United Stationers, Inc., a wholesaler of office supplies and equipment. Mr. Hopper received a B.S. degree in mathematics and an M.B.A. from the University of Houston.

     Jonathan Nelson has served as a director of Accrue since its inception in February 1996. Mr. Nelson has been the Chairman and Chief Executive Officer of Organic Online, Inc., an online business builder, since November 1993. He also served as Accrue's President and Chief Executive Officer from February 1996 until May 1996. Mr. Nelson currently serves as a director of Post Communications, Inc., a direct email management company. Mr. Nelson received a B.A. degree in history and art history from Allegheny College.

     Christopher J. O'Brien has served as a director of Accrue since October 1998. Mr. O'Brien is a partner at Orchid Holdings, L.P., a private equity investment firm he co-founded in 1993. From 1989 to 1992, Mr. O'Brien was a partner at Rainwater, Inc., a private equity investment firm affiliated with Richard E. Rainwater. Previously, Mr. O'Brien worked in mergers and acquisitions with Goldman, Sachs & Co. and at Trammell Crow Ventures. Mr. O'Brien received a B.A. degree in political science from Stanford University and an M.B.A. from the Harvard Business School.

     A. Brooke Seawell has served as a director of Accrue since May 1999. From January 1997 to August 1998, Mr. Seawell was Executive Vice President of NetDynamics, Inc., an Internet applications server company. From March 1991 to April 1997, Mr. Seawell was Senior Vice President and Chief Financial Officer of Synopsys, Inc. Mr. Seawell holds a B.A. degree in economics and an M.B.A. degree in finance and accounting from Stanford University. Mr. Seawell serves on the board of directors of Informatica Corporation, a software company, NVIDIA Corporation, a three-dimensional graphics processor company, and several privately held companies.

     Robert Smelick has served as a director of Accrue since May 1996. Mr. Smelick is the managing director of Sterling Payot Management, Inc., the general partner of Sterling Payot Capital, L.P., an investment partnership specializing in technology based start-up companies and he is also a managing principal and founding director of Sterling Payot Company, a private investment banking firm. Before founding Sterling Payot Company in 1989, Mr. Smelick was a Managing Director of First Boston Corporation. Prior to that, Mr. Smelick was an investment banking partner of Kidder, Peabody & Co. Mr. Smelick received a B.A. degree from Stanford University and an M.B.A. from the Harvard Business School. He also attended the University of Melbourne in Melbourne, Australia. Mr. Smelick currently serves as a director of Willamette Industries, a producer of paper products, building materials and related specialty products and services.

BOARD COMPOSITION

     Our bylaws currently provide for a board of directors consisting of six directors. Each director is elected for a period of one year at our annual meeting of stockholders and serves until the next annual meeting or until his or her successor is duly elected and qualified.

BOARD COMPENSATION

     Our directors do not receive cash compensation for their services as directors, although some directors are reimbursed for reasonable expenses incurred in attending board or committee meetings. In August 1998, Mr. Kreysar was granted an option to purchase 1,605,683 shares of common stock at an exercise price of $0.12 per share, which he exercised in October 1998. The shares underlying the stock option are subject to our right of repurchase at the original purchase price that lapses over a four-year period. Our repurchase right will also lapse with respect to 25% of the shares purchased by Mr. Kreysar in the event of a merger or sale resulting in a change of control, and our repurchase right will lapse with respect to an additional 25% of the shares if Mr. Kreysar is terminated within twelve months after a merger or sale resulting in a change of control. In April 1999, Mr. Hopper purchased 100,000 shares of common stock at a price per share of $0.75. The stock purchased by Mr. Hopper is subject to our right of repurchase that lapses over a four-year period. Our repurchase right will also lapse with respect to 25% of the shares purchased by Mr. Hopper if he is terminated within six months after a merger or sale resulting in a change of control. In May 1999, Mr. Seawell was granted an option to purchase 50,000 shares of common stock at an exercise price of $8.00 per share under our 1999 Directors' Stock Option Plan. The option vests monthly over four years, provided that vesting will accelerate with respect to 25% of the shares if Mr. Seawell is terminated within three months after a merger or sale resulting in a change of control. Directors are eligible to participate in our 1996 Stock Plan, and beginning in May 1999, directors who are not employees of Accrue are eligible to participate in our 1999 Directors' Stock Option Plan. See "Stock Plans."

     We have entered into indemnification agreements with each member of the board of directors and our executive officers providing them indemnification to the fullest extent authorized and permitted by law.

BOARD COMMITTEES

     The board of directors has a compensation committee that reviews and recommends to the board the compensation arrangements for Accrue's management team and administers the various stock plans. The current members of the compensation committee are Messrs. Nelson and Smelick.

     The board of directors has an audit committee that reviews Accrue's annual audited financial results and unaudited quarterly results, and meets with Accrue's independent auditors to review Accrue's financial statements, internal controls and financial management practices. The current members of the audit committee are Messrs. O'Brien and Seawell.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The current members of the compensation committee of Accrue's board are Messrs. Nelson and Smelick. Mr. Smelick has not at any time been an officer or employee of Accrue. However, Mr. Nelson served as Accrue's President and Chief Executive Officer from February 1996 until May 1996. We have also issued and sold in private placement transactions shares of common and preferred stock to Organic Online, Inc., Sterling Payot Capital L.P. and Sterling Payot Company. Mr. Nelson is President and Chief Executive Officer of Organic Online, Inc. Mr. Smelick is managing director of Sterling Payot Management, Inc., the general partner of Sterling Payot Capital, L.P., and he is also a principal of Sterling Payot Company. The following is a summary of the stock purchase transactions between Accrue and Organic Online, Inc., and between Accrue and Sterling Payot Capital, L.P. and/or Sterling Payot Company.

Organic Online, Inc.

     - May 3, 1996: we issued 2,685,714 shares of common stock to Organic Online, Inc. in consideration for Organic's transfer and assignment of intellectual property to Accrue.

Entities Affiliated with Sterling Payot Capital, L.P.

     - February 21, 1996: we issued a convertible promissory note in the principal amount of $100,000 to Sterling Payot Capital, L.P., which note was canceled and converted into shares of Series A preferred stock at $0.70 per share on May 3, 1996.

     - April 4, 1996: we issued a convertible promissory note in the principal amount of $50,000 to Sterling Payot Capital, L.P., which note was canceled and converted into shares of Series A preferred stock at $0.70 per share on May 3, 1996.

     - April 26, 1996: we issued a convertible promissory note in the principal amount of $100,000 to Sterling Payot Company, which note was canceled and converted into shares of Series B preferred stock at $2.17 per share on September 18, 1996.

     - May 3, 1996: we issued and sold to Sterling Payot Company for $3,500 a warrant to purchase 350,000 shares of common stock at an exercise price of $0.70 per share for advisory services.

     - May 3, 1996: we issued and sold to Sterling Payot Capital, L.P. 214,285 shares of Series A preferred stock at $0.70 per share in exchange for cancelation and conversion of the promissory notes issued to Sterling Payot Capital, L.P. on February 21, 1996 and April 4, 1996.

     - September 18, 1996: we issued and sold to Sterling Payot Company and Sterling Payot Capital, L.P. 93,092 shares of Series B preferred stock at $2.17 per share.

     - June 2, 1998: we issued and sold to Sterling Payot Capital, L.P. 142,907 shares of Series D preferred stock at $2.17 per share.

     - July 10, 1998: we issued and sold to Sterling Payot Capital, L.P. 209,678 shares of Series D preferred stock at $2.17 per share.

     - August 17, 1998: we issued and sold to Sterling Payot Capital, L.P. 1,350,000 shares of Series E preferred stock at $1.00 per share.

EXECUTIVE COMPENSATION

     The following table sets forth compensation awarded to, earned by, or paid to each individual who served as chief executive officer of Accrue during the fiscal year ended March 31, 1999 and each of the other four most highly compensated executive officers (the "named officers"), each of whose compensation exceeds $100,000 on an annual basis, two of whom were no longer serving as executive officers at the end of the fiscal year.

                           SUMMARY COMPENSATION TABLE

                                                                               LONG-TERM
                                                                          COMPENSATION AWARDS
                                    ANNUAL COMPENSATION              -----------------------------
                          ----------------------------------------     RESTRICTED      SECURITIES
        NAME AND                                    OTHER ANNUAL         STOCK         UNDERLYING       ALL OTHER
   PRINCIPAL POSITION     SALARY ($)   BONUS ($)   COMPENSATION($)   AWARD(S)($)(1)   OPTIONS (#)    COMPENSATION($)
   ------------------     ----------   ---------   ---------------   --------------   ------------   ---------------
Richard D. Kreysar(2)...   $155,000    $100,000             --               --        1,605,683              --
  President and Chief
  Executive Officer
Bob Page................    155,000          --             --               --          309,294              --
  Vice President of
  Product Development
  and Chief Technology
  Officer
Brett Kilpatrick(3).....     56,250          --        $25,683(8)            --          255,000              --
  Vice President of
    Sales
James Patterson(4)......         --          --             --           $7,700               --              --
  President and Chief
  Executive Officer
Simon Roy(5)............     37,500          --             --               --               --         $87,500(9)
  President and Chief
  Executive Officer
Martin Yam(6)...........     73,089          --         30,781(8)            --               --              --
  Vice President of
    Sales
William Stein(7)........     74,716          --             --               --               --              --
  Vice President of
  Product Development

-------------------------
(1) The aggregate number and value of shares of restricted common stock of Accrue outstanding at March 31, 1999 were 15,710,046 and $157,100,460, based on the initial public offering price of $10.00 per share. On July 8, 1998, Mr. Patterson was issued 22,000 shares of restricted stock under our 1996 Stock Plan in consideration of his services as our interim president and chief executive officer during May and June 1998. As of March 31, 1999, the market value of the 22,000 shares, based on the initial public offering price of $10.00 per share less the amount paid by Mr. Patterson for them, equaled $220,000, and Mr. Patterson continued to hold all of the shares.

(2) Richard D. Kreysar became President and Chief Executive Officer in June 1998. On an annual basis, Mr. Kreysar's salary would have been $200,000. Mr. Kreysar's bonus of $100,000 earned in the fiscal year ending March 31, 1999 was paid in the fiscal year ending March 31, 2000.

(3) Brett Kilpatrick became Vice President of Sales in November 1998. On an annualized basis, Mr. Kilpatrick's salary would have been $150,000.

(4) James Patterson served as President and Chief Executive Officer on an interim basis from May 1998 until June 1998 until we completed our search for a new chief executive officer. See footnote (1) above for more information.

(5) Simon Roy served as President and Chief Executive Officer until May 1998. On an annualized basis, Mr. Roy's salary would have been $150,000.

(6) Martin Yam terminated his employment as Vice President of Sales in October 1998. On an annualized basis, Mr. Yam's salary would have been $135,000.

(7) William Stein terminated his employment as Vice President of Product Development in September 1998. On an annualized basis, Mr. Stein's salary would have been $160,000.

(8) Sales commissions earned by Messrs. Kilpatrick and Yam.

(9) Severance payment to Mr. Roy.

OPTION GRANTS

     The following table provides summary information regarding stock options granted to the named officers during the fiscal year ended March 31, 1999. The options were granted pursuant to our 1996 Stock Plan. Stock price appreciation of 5% and 10% is assumed pursuant to rules promulgated by the Securities and Exchange Commission and does not represent Accrue's predictions of its stock performance. There can be no assurance that the actual stock price appreciation over the ten-year option term will be at the assumed 5% and 10% levels or at any other defined level.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                           INDIVIDUAL GRANTS                          POTENTIAL REALIZABLE
                       ----------------------------------------------------------       VALUE AT ASSUMED
                        NUMBER OF       PERCENT OF                                    ANNUAL RATES OF STOCK
                       SECURITIES     TOTAL OPTIONS                                    PRICE APPRECIATION
                       UNDERLYING       GRANTED TO      EXERCISE OR                      FOR OPTION TERM
                         OPTIONS       EMPLOYEES IN      BASE PRICE    EXPIRATION   -------------------------
        NAME           GRANTED (#)    FISCAL YEAR(1)    ($/SHARE)(2)      DATE          5%            10%
        ----           -----------   ----------------   ------------   ----------   -----------   -----------
Richard D. Kreysar...   1,605,683(3)      47.67%           $0.12        08/18/08    $25,549,369   $41,147,514
                                                                                    -----------   -----------
Bob Page.............     309,294(4)       9.18%           $0.12        09/09/08      4,921,436     7,926,022
                                                                                    -----------   -----------
Brett Kilpatrick.....     255,000(5)       7.57%           $0.12        11/19/08      4,057,519     6,534,675
                                                                                    -----------   -----------
James Patterson......          --            --               --              --             --            --
Simon Roy............          --            --               --              --             --            --
Martin Yam...........          --            --               --              --             --            --
William Stein........          --            --               --              --             --            --

---------------

(1) We granted options for an aggregate of 3,368,000 shares to our employees and consultants under our 1996 Stock Plan during our fiscal year ended March 31, 1999. See "Stock Plans."

(2) Options were granted at an exercise price equal to the fair market value of the common stock, as determined by our board of directors on the date of grant.

(3) The option was immediately exercisable on the date of grant, and was exercised in full by Mr. Kreysar on October 1, 1998. However, the underlying shares are subject to our right of repurchase at the original purchase price. Our repurchase right will lapse with respect to 25% of the shares on June 22, 1999 and with respect to 1/48th of the shares on the 22nd day of each month after that date. In addition, our repurchase right will lapse with respect to 25% of the shares held by Mr. Kreysar in the event of a change of control in connection with a merger or sale, and our repurchase right will lapse with respect to an additional 25% of the shares if Mr. Kreysar is terminated without cause within twelve months after a change of control in connection with a merger or sale.

(4) The option was immediately exercisable on the date of grant, and was exercised in full by Mr. Page on April 14, 1999. However, the underlying shares are subject to our repurchase right at the original purchase price. Our repurchase right will lapse with respect to 25% of the shares on September 9, 1999 and with respect to 1/48th of the shares on the 9th day of each month after that date. In addition, our repurchase right will lapse with respect to 25% of the shares held by Mr. Page in the event of a change of control in connection with a merger or sale.

(5) The option was immediately exercisable on the date of grant, and was exercised in full by Mr. Kilpatrick on April 15, 1999. However, the underlying shares are subject to our repurchase right at the original purchase price. Our repurchase right will lapse with respect to 25% of the shares on November 16, 1999 and with respect to 1/48th of the shares on the 16th day of each month after that date. In addition, our repurchase right will lapse with respect to 25% of the shares held by Mr. Kilpatrick if he is terminated without cause within three months after a change of control in connection with a merger or sale.

OPTION EXERCISES AND HOLDINGS

     The following table provides summary information concerning the shares of common stock acquired in the year ended March 31, 1999, the value realized upon exercise of stock options during that period, and the number and value of unexercised options with respect to each of the named officers as of March 31, 1999. The value was calculated by determining the difference between the fair market value of the underlying common stock and the exercise price.

                         FISCAL YEAR-END OPTION VALUES

                                                              NUMBER OF SECURITIES
                                                             UNDERLYING UNEXERCISED           VALUE OF UNEXERCISED
                             SHARES                                OPTIONS AT               IN-THE-MONEY OPTIONS AT
                          ACQUIRED ON         VALUE            MARCH 31, 1999 (#)              MARCH 31, 1999 ($)
          NAME            EXERCISE (#)   REALIZED ($)(1)   (EXERCISABLE/UNEXERCISABLE)   (EXERCISABLE/UNEXERCISABLE)(1)
          ----            ------------   ---------------   ---------------------------   ------------------------------
Richard D. Kreysar(2)...   1,605,683       $14,258,465                      0/0                             --
                                           -----------
Bob Page(3).............     139,029       $ 1,234,578                467,221/0                   $4,610,563/0
                                           -----------
Brett Kilpatrick(4).....          --                --                255,000/0                   $2,519,400/0
James Patterson.........          --                --                      0/0                             --
Simon Roy(5)............     149,312       $ 1,323,320                      0/0                             --
                                           -----------
Martin Yam(6)...........      31,667       $   276,136                      0/0                             --
                                           -----------
William Stein(7)........      48,000       $   418,560                      0/0                             --
                                           -----------

---------------

(1) The amount set forth represents the difference between the fair market value of our underlying common stock at March 31, 1999 (using an initial public offering price of $10.00 per share as the fair market value) and the exercise price of the option.

(2) The option was immediately exercisable on the date of grant, and was exercised in full by Mr. Kreysar on October 1, 1998. However, the underlying shares are subject to our right of repurchase at the original purchase price. Our repurchase right will lapse with respect to 25% of the shares on June 22, 1999 and with respect to 1/48th of the shares on the 22nd day of each month after that date. In addition, our repurchase right will lapse with respect to 25% of the shares held by Mr. Kreysar in the event of a change of control in connection with a merger or sale, and our repurchase right will lapse with respect to an additional 25% of the shares if Mr. Kreysar is terminated without cause within twelve months after a change of control in connection with a merger or sale.

(3) Mr. Page had three separate option grants exercisable for 250,000 shares, 140,706 shares, and 309,294 shares, respectively, all of which were immediately exercisable on the dates of grant. During our fiscal year ended March 31, 1999 Mr. Page exercised the first option with respect to 83,333 shares and the second option with respect to 55,696 shares on January 4, 1999. Subsequently, he exercised the first option with respect to 72,917 shares, the second option with respect to 85,010 shares, and the third option with respect to 309,294 shares on April 14, 1999. However, the underlying shares are subject to our repurchase right at the original purchase price. For the first option, our repurchase right lapsed with respect to 25% of the shares on September 9, 1997 and it lapses with respect to 1/48th of the shares on the 9th day of each month after that date. For the second option, our repurchase right lapsed with respect to 25% of the shares on June 26, 1998 and it lapses with respect to 1/48 of the shares on the 26th day of each month after that date. For the third option, our repurchase right will lapse with respect to 25% of the shares on September 9, 1999 and it will lapse with respect to 1/48th of the shares on the 9th day of each month after that date. In addition, our repurchase right with respect to each of these options will lapse with respect to 25% of the shares held by Mr. Page in the event of a change of control in connection with a merger or sale.

(4) The option was immediately exercisable on the date of grant, and was exercised by Mr. Kilpatrick on April 15, 1998. However, the underlying shares are subject to our right of repurchase at the original purchase price. Our repurchase right will lapse with respect to 25% of the shares on November 16, 1999 and with respect to 1/48th of the shares on the 16th day of each month after that date. In addition, our repurchase right will lapse with respect to 25% of the shares held by Mr. Kilpatrick if he is terminated without cause within three months after a change of control in connection with a merger or sale.

(5) Mr. Roy's employment terminated as of July 1, 1998.

(6) Mr. Yam's employment terminated as of October 2, 1998.

(7) Mr. Stein's employment terminated as of September 8, 1998.

EMPLOYEE BENEFIT PLANS

     401(k) Plan. We maintain a 401(k) tax-qualified employee savings and retirement plan covering all employees who satisfy eligibility requirements relating to minimum age and length of service. Pursuant to our 401(k) plan, eligible employees may elect to contribute up to 20% of their cash compensation to the 401(k) plan. The 401(k) plan is intended to qualify under applicable law, so that contributions to the 401(k) plan and income earned on the 401(k) plan contributions are not taxable until withdrawn. The 401(k) plan is available to Accrue's executive officers on terms not more favorable than those offered to other employees. We may elect to make contributions to the 401(k) plan at the discretion of our board of directors. No contributions have been made by us as of March 31, 1999. All employee contribution are 100% vested.

STOCK PLANS

     1996 Stock Plan. Our 1996 Stock Plan was adopted by our board of directors in April 1996 and approved by our stockholders in November 1996. The plan was amended at various times after November 1996 to increase the number of shares reserved for issuance thereunder. These amendments were approved by our stockholders. A total of 6,630,000 shares of common stock has been reserved for issuance under our stock plan. As of March 31, 1999, options to purchase 2,663,043 shares of common stock had been exercised, options to purchase a total of 1,868,072 shares at a weighted average exercise price of $0.24 per share were outstanding and 1,517,784 shares remained available for future grants under the plan.

     In connection with this offering, our board amended the stock plan to provide for, among other things, an automatic annual increase in the number of shares of common stock reserved for issuance during each calendar year remaining in the term of the stock plan equal to the lesser of:

     - 800,000 shares;

     - 4% of the shares outstanding on the last day of the immediately preceding fiscal year; or

     - a lesser number of shares as determined by our board of directors.

     The purposes of our stock plan are to attract and retain the best available personnel, to provide additional incentives to our employees and consultants and to promote the success of our business. Our stock plan provides for the granting to employees, including officers and employee directors, of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") and for the granting to employees and consultants including directors of nonstatutory stock options, stock purchase rights and stock bonuses. To the extent an optionee would have the right in any calendar year to exercise for the first time one or more incentive stock options for shares having an aggregate fair market value (under all plans of Accrue and determined for each share as of the date the option to purchase the shares was granted) in excess of $100,000, any such excess options shall be treated as nonstatutory stock options. If not terminated earlier, our stock plan will terminate in April 2006.

     Our stock plan may be administered by the board of directors or a committee of the board. Our stock plan is currently administered by the compensation committee of the board. The administrator determines the terms of options granted under our stock plan, including the number of shares subject to the option, exercise price, term and exercisability. In no event, however, may an individual employee receive option grants for more than 2,000,000 shares under the stock plan in any fiscal year. The exercise price of all incentive stock options granted under our stock plan must be at least equal to the fair market value of our common stock on the date of grant. The exercise price of any incentive stock option granted to an optionee who owns stock representing more than 10% of the total combined voting power of all classes of our outstanding capital stock must equal at least 110% of the fair market value of the common stock on the date of grant. The exercise price of all nonstatutory stock options and stock purchase rights shall be the price determined by the administrator, provided, however, that the exercise price of any nonstatutory stock option or stock purchase right granted to a named officer will generally equal at least 100% of the fair market value of the common stock on the date of grant.

Payment of the exercise price may be made in cash or other consideration as determined by the administrator.

     The administrator determines the term of options, which may not exceed 10 years (5 years in the case of an incentive stock option granted to an optionee who owns stock representing more than 10% of the total combined voting power of all classes of our outstanding capital stock). Options and stock purchase rights are generally nontransferable. The administrator may grant nonstatutory stock option and stock purchase rights with limited transferability rights in circumstances specified in the stock plan. Each option and stock purchase right may be exercised during the lifetime of the optionee only by such optionee or a permitted transferee. The administrator determines the vesting terms of options and stock issued pursuant to stock purchase rights and stock bonuses. Options granted and shares issued under our stock plan generally become exercisable or vest at the rate of 1/4th of the total number of shares twelve months after the date of grant, and 1/48th of the total number of shares each month thereafter.

     In the event of a change of control due to the sale of all or substantially all of our assets or our merger with another corporation, then each option may be assumed or an equivalent option substituted by the successor corporation. If the successor corporation does not agree to an assumption or substitution, each outstanding stock option will terminate on the effective date of the transaction. Certain option agreements issued by the administrator provide for limited acceleration of vesting in certain circumstances following a change of control transaction.

     The administrator has the authority to amend or terminate our stock plan as long as such action does not adversely affect any outstanding option, stock purchase right or stock bonus and provided that stockholder approval shall be required to the extent required by applicable law.

     1999 Directors' Stock Option Plan. Our 1999 Directors' Stock Option Plan was adopted by our board in May 1999 and approved by the stockholders in May 1999. A total of 250,000 shares of common stock have been reserved for issuance under the directors' plan, plus an automatic annual increase on the first day of our fiscal years beginning in 2000 and ending in 2004 equal to the lesser of:

     - 100,000 shares;

     - 1/2 of one percent of the shares outstanding on the last day of the immediately preceding fiscal year; or

     - a lesser number of shares as determined by our board.

As of May 25, 1999, one option to purchase 50,000 shares of our common stock had been granted under the directors' plan. The directors' plan provides for the grant of nonstatutory stock options to nonemployee directors of Accrue. The directors' plan is designed to work automatically without administration; however, to the extent administration is necessary, it will be performed by the board of directors. To the extent they arise, it is expected that conflicts of interest will be addressed by abstention of any interested director from both deliberations and voting regarding matters in which such director has a personal interest.

     The directors' plan provides that each person who becomes a nonemployee director of Accrue on or after May 23, 1999 will be granted an initial nonstatutory stock option to purchase 50,000 shares of common stock on the date on which the optionee first becomes a nonemployee director of Accrue. Thereafter, on the date of Accrue's annual stockholders meeting each year, each nonemployee director will be granted a fully-vested option to purchase 5,000 shares of common stock if, on such date, he or she has served on our board for at least six months.

     The directors' plan sets neither a maximum nor a minimum number of shares for which options may be granted to any one nonemployee director, but does specify the number of shares that may be included in any grant and the method of making a grant. No option granted under the directors' plan is transferable by the optionee other than by will or the laws of descent or distribution or pursuant to a qualified domestic relations order, and each option is exercisable, during the lifetime of the optionee, only by such optionee. The directors' plan provides that initial options shall become exercisable in installments as to 1/48th of the number of shares subject to the option each month after the date of grant. If a director ceases to serve as a director for any reason other than death or disability, he or she may, but only within 90 days after the date he or she ceases to be a director of Accrue, exercise options granted under the directors' plan to the extent that he or she was entitled to exercise it at the date of such termination. To the extent that he or she was not entitled to exercise any such option at the date of such termination, or if he or she does not exercise such option (which he or she was entitled to exercise) within such 90 day period, such option shall terminate. The exercise price of all stock options granted under the directors' plan shall be equal to the fair market value of a share of Accrue's common stock on the date of grant of the option. Options granted under the directors' plan have a term of ten years.

     In the event of a change of control due to the sale of all or substantially all of the assets of Accrue, the merger of Accrue with or into another corporation or any other reorganization of Accrue in which more than 50% of the shares of Accrue entitled to vote are exchanged, then each option may be assumed or an equivalent option substituted by the successor corporation. If the successor corporation does not agree to an assumption or substitution, each outstanding stock option will terminate on the effective date of the transaction. If the service of a director is terminated without cause within 3 months following a change of control transaction, then the vesting of unvested shares under each outstanding option will automatically be accelerated by an additional 12 months. The board of directors may amend or terminate the directors' plan; provided, however, that no such action may adversely affect any outstanding option. If not terminated earlier, the directors' plan will have a term of ten years.

     1999 Employee Stock Purchase Plan. Our 1999 Employee Stock Purchase Plan was adopted by the board of directors in May 1999 and approved by the stockholders in May 1999. A total of 500,000 shares of common stock have been reserved for issuance under our purchase plan, plus an automatic annual increase on the first day of each of our fiscal years beginning in 2000 and ending in 2004 equal to the lesser of:

     - 200,000 shares;

     - 1% of the shares outstanding on the last day of the immediately preceding fiscal year; or

     - a lesser number of shares as determined by our board.

     Our purchase plan, which is intended to qualify under Section 423 of the Code, will be implemented by a series of overlapping offering periods of 24 months' duration, with new offering periods (other than the first offering period) commencing on August 1 and February 1 of each year. Each offering period will consist of four consecutive purchase periods of 6 months duration. The initial offering period is expected to commence on the date of this offering and end on July 31, 2001, and the initial purchase period is expected to end on January 31, 2000. The purchase plan will be administered by the board of directors or by a committee appointed by the board. Employees (including officers and employee directors) of Accrue, or of any majority-owned subsidiary designated by the board, are eligible to participate in the purchase plan if they are employed by Accrue or any such subsidiary for at least 20 hours per week and more than five months per year. The purchase plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 20% of an employee's compensation, at a price equal to the lower of 85% of the fair market value of Accrue's common stock at the beginning of each offering period or at the end of each purchase period. In circumstances described in the purchase plan, the purchase price may be adjusted during an offering period to avoid our incurring adverse accounting charges. The maximum number of shares an employee may purchase during each purchase period is 2,000 shares, subject to certain IRS limitations specified in the plan. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment with Accrue. If not terminated earlier, the purchase plan will have a term of 20 years.

     The purchase plan provides that in the event of a merger of Accrue with or into another corporation or a sale of all or substantially all of Accrue's assets, each right to purchase stock under the purchase plan will be assumed or an equivalent right substituted by the successor corporation. If the successor corporation does not agree to assume or substitute stock purchase rights, our board of directors will shorten the offering periods then in effect so that employees' rights to purchase stock under the purchase plan are exercised prior to the merger or sale of assets. The board of directors has the power to amend or terminate the purchase plan as long as such action does not adversely affect any outstanding rights to purchase stock thereunder, provided however, that the board of directors may amend or terminate the purchase plan or an offering period even if it would adversely affect outstanding options in order to avoid our incurring adverse accounting charges.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     As permitted by the Delaware General Corporation Law, Accrue has included in its restated certificate of incorporation a provision to eliminate the personal liability of its officers and directors for monetary damages for breach or alleged breach of their fiduciary duties as officers or directors, respectively, subject to certain exceptions. In addition, Accrue's bylaws provide that Accrue is required to indemnify its officers and directors under certain circumstances, including those circumstances in which indemnification would otherwise be discretionary, and Accrue is required to advance expenses to its officers and directors as incurred in connection with proceedings against them for which they may be indemnified. Accrue has entered into indemnification agreements with its officers and directors containing provisions that are in some respects broader than the specific indemnification provisions contained in Delaware Law. The indemnification agreements require Accrue, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as officers and directors (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms. Accrue has also obtained directors' and officers' liability insurance.

     At present, Accrue is not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent of Accrue in which indemnification would be required or permitted. Accrue is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification. Accrue believes that its charter provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

                   RELATED PARTY TRANSACTIONS WITH DIRECTORS,
                          OFFICERS AND 5% STOCKHOLDERS

PRIVATE PLACEMENTS OF SECURITIES

     Some stock option grants to our directors and executive officers are described under the caption "Management -- Executive Compensation."

     Since our inception, we have issued, in private placement transactions, shares of preferred stock as follows: an aggregate of 742,857 shares of Series A preferred stock at $0.70 per share in May 1996, an aggregate of 1,845,172 shares of Series B preferred stock at $2.17 per share in September 1996 and November 1996, an aggregate of 512,867 shares of Series C preferred stock at $2.80 per share in November 1996 and November 1997, an aggregate of 928,621 shares of Series D preferred stock at $2.17 per share in June and July 1998, and an aggregate of 5,003,017 shares of Series E preferred stock at $1.00 per share in August 1998. In addition, in May 1996, we issued 2,685,714 shares of our common stock to Organic Online, Inc. in consideration of Organic's transfer to us of intellectual property pursuant to a technology assignment agreement. We also issued and sold to Sterling Payot Capital L.P. for $3,500, a warrant to purchase 350,000 shares of our common stock with an exercise price per share equal to $0.70. The following table summarizes the shares of preferred stock purchased by named executive officers, directors and 5% stockholders of Accrue and persons and entities associated with them in the private placement transactions:

                                   SERIES A    SERIES B    SERIES C    SERIES D    SERIES E
                                   PREFERRED   PREFERRED   PREFERRED   PREFERRED   PREFERRED
            INVESTOR                 STOCK       STOCK       STOCK       STOCK       STOCK
            --------               ---------   ---------   ---------   ---------   ---------
Entities Affiliated with Sterling
  Payot Capital, L.P. (Robert
  Smelick).......................   214,285      93,092           0     352,585    1,350,000
Entities Affiliated with Mohr
  Davidow Ventures...............         0     922,586     490,367     460,829    1,000,000
Patterson Family Trust U/D/T
  8/26/88 (James Patterson)......         0           0      22,500           0            0
Orchid Holdings L.P.
(Christopher O'Brien)............         0           0           0           0      900,000
Vertex Technology Fund Ltd.......         0           0           0           0    1,750,000

     Since our inception, we have, from time to time, issued and sold shares of our common stock and granted options to purchase common stock to our employees, directors and consultants.

DEBT FINANCINGS

     In February 1996 and April 1996 we issued two convertible promissory notes to Sterling Payot Capital, L.P. in the aggregate principal amount of $150,000. The notes were subsequently canceled and converted into a total of 214,285 shares of our Series A preferred stock in May 1996.

     In April 1996 we issued a convertible promissory note to Sterling Payot Company in the aggregate principal amount of $100,000. The note was subsequently canceled and converted into a total of 47,009 shares of our Series B preferred stock in September 1996.

     In February 1998, we entered into a subordinated convertible note purchase agreement with certain affiliates of Mohr Davidow Ventures pursuant to which the Mohr Davidow entities loaned us a total of $1,000,000 in March, April and May 1998 pursuant to ten subordinated convertible promissory notes. The notes were subsequently canceled and converted into a total of 460,829 shares of our Series D preferred stock in June 1998.

TRANSACTIONS WITH DIRECTORS AND OFFICERS

     Affiliate Relationships. The following members of the board of directors are affiliated with certain private investors that participated in the transactions listed above: Jonathan Nelson (Organic Online, Inc.), Robert Smelick (Sterling Payot Capital, L.P. and Sterling Payot Company), Christopher
J. O'Brien (Orchid Holdings L.P.).

     Acceleration of Vesting. Other than as specifically set forth below, options granted to officers under our 1996 Stock Plan are subject to acceleration of vesting upon a change of control in connection with a sale or merger with respect to 25% of the shares subject to the option grant if the option holder is terminated within three months after the change of control.

     Under the terms of Richard Kreysar's offer letter, if Accrue undergoes a change of control in connection with a sale or merger, vesting for Mr. Kreysar's option will be accelerated by one year, and if Mr. Kreysar's employment with Accrue is terminated without cause in connection with or within twelve months after a change of control in connection with a sale or merger, vesting for Mr. Kreysar's option will be accelerated by an additional year. Should Mr. Kreysar's employment with Accrue be terminated involuntarily for any reason other than for cause, his salary, benefits and vesting will continue for six months following the date of his termination.

     Bob Page received option grants in September 1996, June 1997 and September 1998 and Vito Salvaggio received an option grant in September 1997 which are subject to acceleration of vesting of 25% of the shares subjection to the option grant upon a change of control in connection with a merger or sale of Accrue.

     In July 1998 we issued to James Patterson, a former director of Accrue and our interim president and chief executive officer during May and June 1998, 22,000 fully vested shares of our common stock in exchange for his services rendered as our interim president and chief executive officer during May and June 1998.

     Settlement Agreement with Simon Roy. In April 1998 we entered into an amended settlement agreement with Simon Roy, upon his resignation as our president and chief executive officer. Mr. Roy received a lump sum severance payment in the amount of $87,500 and seven months accelerated vesting for his option to purchase shares of common stock.

LOANS TO OFFICERS

     Loan to Richard D. Kreysar. In October 1998 Accrue loaned Richard Kreysar $192,681.91 in exchange for a promissory note dated October 1, 1998, which becomes due and payable with interest at the rate of 5.06% on the earlier of October 1, 2002 or upon termination of Mr. Kreysar's employment or consulting relationship with Accrue. $199,181.71 is outstanding under the note as of June 1, 1999. The loan is full-recourse and secured by all shares of Accrue common stock held by Mr. Kreysar.

     Loan to Simon Roy. In July 1998 Accrue loaned Simon Roy $20,488.43 in exchange for a promissory note dated July 1, 1998 which becomes due and payable with interest at the rate of 6.00% on the earlier of July 1, 2002 or twelve months following the initial public offering of our common stock. $21,615.29 is outstanding under the note as of

June 1, 1999. The loan is full-recourse and secured by all shares of Accrue common stock held by Mr. Roy.

INDEMNIFICATION AGREEMENTS

     We have entered into indemnification agreements with our officers and directors that contain provisions which may require Accrue, among other things, to indemnify our officers and directors against certain liabilities that may arise by reason of their status or service as officers or directors (other than liabilities arising from willful misconduct of a culpable nature) and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. See "Management -- Limitation of Liability and Indemnification Matters."

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information with respect to the beneficial ownership of the shares of our common stock on a fully-diluted basis as of May 25, 1999, and as adjusted to reflect the sale of the common stock offered by Accrue pursuant to this prospectus and upon conversion of all outstanding shares of preferred stock into common stock by:

     - each person who is known by us to own beneficially more than 5% of Accrue's common stock on a fully-diluted basis;

     - each director, the chief executive officer and the named officers; and

     - all of our directors and executive officers as a group.

     Except as otherwise noted, the address of each person listed in the table is c/o Accrue Software, Inc., 48634 Milmont Dr., Fremont, California 94538-7353. The table includes all shares of common stock beneficially owned by the indicated stockholder as of May 25, 1999. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of May 25, 1999 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage of ownership of any other person. To our knowledge, except as otherwise noted, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable.

     The percent of beneficial ownership for each stockholder is based on 16,936,325 shares of common stock outstanding as of May 25, 1999 on an as converted basis, and 20,836,325 shares of common stock outstanding after this offering. An "*" indicates ownership of less than 1%.

                                                                    PERCENT OF CLASS
                                                     SHARES       --------------------
                                                  BENEFICIALLY     BEFORE      AFTER
                NAME AND ADDRESS                      OWED        OFFERING    OFFERING
                ----------------                  ------------    --------    --------
Entities Affiliated with Mohr, Davidow
  Ventures(1)...................................   3,700,275        21.7%       17.6%
  2775 Sand Hill Road
  Menlo Park, CA 94025
Organic Online, Inc.............................   2,502,490        14.8%       12.0%
  510 Third Street, Suite 540
  San Francisco, CA 94107
Sterling Payot Capital, L.P.(4).................   2,752,486        15.9%       13.0%
  222 Sutter Street
  San Francisco, CA 94108
Vertex Technology Fund Ltd. ....................   1,750,000        10.3%        8.4%
  3 Lagoon Drive, Suite 220
  Redwood City, CA 94065
Orchid Holdings, L.P. ..........................     900,000         5.3%        4.3%
  555 California Street, Suite 5180
  San Francisco, CA 94104
Richard D. Kreysar..............................   1,605,683         9.5%        7.7%
Max D. Hopper...................................     100,000           *           *

                                                                    PERCENT OF CLASS
                                                     SHARES       --------------------
                                                  BENEFICIALLY     BEFORE      AFTER
                NAME AND ADDRESS                      OWED        OFFERING    OFFERING
                ----------------                  ------------    --------    --------
Jonathan Nelson(2)..............................   2,502,490        14.8%       12.0%
Christopher O'Brien(3)..........................     900,000         5.3%        4.3%
Bob Smelick(4)..................................   2,752,486        15.9%       13.0%
A. Brooke Seawell(5)............................       2,083           *           *
Bob Page........................................     700,000         4.1%        3.4%
Brett Kilpatrick................................     255,000         1.5%        1.2%
Simon Roy.......................................     287,020         1.7%        1.4%
James Patterson(6)..............................      96,570           *           *
Martin Yam......................................      31,667           *           *
William Stein...................................      48,000           *           *
All executive officers and directors as a group
  (10 persons)(7)...............................   9,113,991        51.9%       42.5%

-------------------------
(1) Comprised of 3,404,370 shares held by Mohr Davidow Ventures IV, L.P. and 162,681 shares held by MDV IV Entrepreneurs Network Fund, L.P. Includes warrants to purchase 133,224 shares of common stock issued to Mohr Davidow Ventures IV, L.P. and MDV IV Entrepreneur's Network Fund, L.P. by Organic Online, Inc. that were exercised on July 2, 1999.

(2) Comprised of 2,502,490 shares held by Organic Online, Inc. Mr. Nelson is a director of Accrue and the President and Chief Executive Officer of Organic Online, Inc. and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in these shares. Excludes 133,224 shares transferred to Mohr Davidow Ventures IV, L.P. and MDV IV Entrepreneur's Network Fund, L.P. on July 2, 1999, as described further in footnote (1) above.

(3) Comprised of 900,000 shares held by Orchid Holdings, L.P. Mr. O'Brien is a director of Accrue and vice president of Joost Enterprises Corporation, the general partner of Orchid Group Holdings, the general partner of Orchid Holdings, L.P. and Mr. O'Brien disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in these shares.

(4) Comprised of 2,375,477 shares held by Sterling Payot Capital, L.P., 27,009 shares held by Sterling Payot Company and a warrant issued to Serling Payot Company to purchase 350,000 shares of common stock that is currently exercisable within 60 days of May 25, 1999 and that is expected to be exercised in full within 30 days after the closing of this offering. Mr. Smelick is a director of Accrue and managing director of Sterling Payot Management, Inc., the general partner of Sterling Payot Capital L.P., and he is also a principal of Sterling Payot Company. Mr. Smelick disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in these shares.

(5) Comprised of options to purchase 2,083 shares held by Mr. Seawell that are currently exercisable or exercisable within 60 days of May 25, 1999.

(6) Includes 29,570 shares held by the Patterson Family Trust U/D/T 8/26/88 of which Mr. Patterson is a trustee. Mr. Patterson disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in these shares.

(7) Includes 623,541 shares under outstanding stock options or warrants that are currently exercisable or exercisable within 60 days of May 25, 1999.

                          DESCRIPTION OF CAPITAL STOCK

     Upon the completion of this offering, our authorized capital stock will consist of 75,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of undesignated preferred stock, $0.001 par value, after giving effect to the amendment of our certificate of incorporation to delete references to our Series A preferred stock, Series B preferred stock, Series C preferred stock, Series D preferred stock and Series E preferred stock, which will occur upon conversion of such preferred stock into common stock upon the closing of this offering.

COMMON STOCK

     As of May 25, 1999, there were 16,936,325 shares of common stock outstanding held of record by 85 stockholders, after giving effect to the conversion of our preferred stock into common stock, and options to purchase an aggregate of 1,316,793 shares of common stock were also outstanding. There will be 20,836,325 shares of common stock outstanding (assuming no exercise of the underwriters' option to purchase additional shares, exercise of outstanding options under our stock plans after May 25, 1999 or exercise of warrants outstanding after the closing of this offering) after giving effect to the sale of the shares of common stock to the public offered in this prospectus.

     The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The common stock has no preemptive or conversion rights or other subscription rights. There are no sinking fund provisions applicable to the common stock. The outstanding shares of common stock are, and the shares of common stock to be issued upon completion of this offering will be, fully paid and non-assessable.

PREFERRED STOCK

     Upon the closing of the offering, all outstanding shares of preferred stock will be converted into 10,280,188 shares of common stock and automatically retired. Thereafter, the Board of Directors is authorized to issue preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions of any series of preferred stock, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders.

     The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Accrue without further action by the stockholders. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including voting rights of the holders of common stock. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of the common stock. As of the closing of the offering, no shares of preferred stock will be outstanding and we currently have no plans to issue any shares of preferred stock.

WARRANTS

     At May 25, 1999, there was a warrant outstanding to purchase an aggregate of 350,000 shares of common stock at an exercise price of $0.70 per share. This warrant is expected to be exercised in full within thirty days following the closing of this offering. On May 25, 1999, we issued a warrant to purchase 14,000 shares of our common stock at an exercise price equal to the initial public offering price to a financial institution in connection with a working capital line of credit. These warrants contain provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrants under certain circumstances, including stock dividends, stock splits, reorganizations, reclassifications, consolidations, and the first warrant contains similar provisions for certain dilutive issuances of securities at prices below the then existing warrant exercise price.

REGISTRATION RIGHTS

     The holders of 13,279,902 shares of common stock, including shares issuable upon exercise of outstanding warrants, or their transferees are entitled to certain rights with respect to the registration of their shares under the Securities Act. These rights are provided under the terms of an agreement between us and the holders of these registrable securities. On the written demand of holders of more than 25% of the then-outstanding registrable securities, we are required to use our best efforts to register the shares and those of any other stockholders who, by prompt notice, request registration, provided, however, that participation may be cut back by the managing underwriter. We are not required to effect more than two demand registrations on Form S-1 at any time and more than two demand registrations on Form S-3 in any twelve-month period. Stockholders are also entitled to unlimited piggyback registration rights, provided, however, that participation may be cut back by the managing underwriter. All offering expenses in connection with such registration will be borne by us, excluding underwriting discounts and commissions.

DELAWARE LAW AND THE EFFECT OF CERTAIN CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law, and anti-takeover law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a business combination with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the stockholder. For purposes of Section 203, an "interested stockholder" is defined to include any person that is:

     - the owner of 15% or more of the outstanding voting stock of the corporation;

     - an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock outstanding of the corporation at any time within three years immediately prior to the relevant date; or

     - an affiliate or associate of the persons described in the foregoing bullet points.

     Stockholders may, by adopting an amendment to the corporation's certificate of incorporation or bylaws, elect for the corporation not to be governed by
Section 203, effective 12 months after adoption. Neither our certificate of incorporation nor our bylaws exempt us from the restrictions imposed under
Section 203 of the Delaware General Corporation Law. It is anticipated that the provisions of Section 203 of the Delaware

General Corporation Law may encourage companies interested in acquiring Accrue to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction that results in the stockholder becoming an interested stockholder.

     Our amended and restated certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent. The bylaws provide that special meetings of stockholders can be called only by the board of directors, the chairman of the board, if any, the president and holders of not less than 10% of the votes entitled to be cast at a meeting. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting by the board of directors, the chairman of the board, if any, the president or any such 10% holder. The bylaws set forth an advance notice procedure with regard to the nomination, other than by or at the direction of the board of directors, of candidates for election as directors and with regard to business to be brought before a meeting of stockholders.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is U.S. Stock Transfer Corporation. The transfer agent's address and telephone number is 1745 Gardena Avenue, 2nd Floor, Glendale, California 91204, (818) 502-1404.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. Furthermore, due to contractual and legal restrictions on resale, only a limited number of shares will be available for sale shortly after the offering. After these restrictions lapse, sales of substantial amounts of our common stock in the public market could adversely affect the prevailing market price and our ability to raise equity capital.

     Upon completion of the offering, based on the number of shares outstanding as of May 25, 1999 we will have 20,836,325 outstanding shares of common stock. Of these shares, the 3,900,000 shares sold in the offering, plus any shares issued upon exercise of the underwriters' option to purchase additional shares, will be freely tradable without restriction under the Securities Act, unless purchased by our "affiliates" as that term is defined in Rule 144 of the Securities Act.

     The remaining 16,936,325 shares of common stock outstanding are "restricted securities" within the meaning of Rule 144. Restricted shares may be sold in the public market only if registered with the Securities and Exchange Commission or if they qualify for an exemption from registration under Rule 144. Rule 144(k), or Rule 701 of the Securities Act, all of which are summarized below. Sales of the restricted shares in the public market, or the availability of shares for sale, could adversely affect the market price of our common stock.

     Our stockholders have entered into agreements in which they have agreed that they will not, without the prior written consent of BancBoston Robertson Stephens Inc. offer, sell, contract to sell, or grant any option to purchase or otherwise dispose of their shares of our common stock for a period of 180 days following the effective date of the registration statement filed pursuant to this offering. These agreements, often referred to as lock-up agreements, also apply to any securities owned by our stockholders that are exercisable for or convertible into our common stock. As a result of these contractual restrictions, shares subject to lock-up agreements may not be sold until such lock-up agreements expire or are waived by BancBoston Robertson Stephens Inc. Taking into account the lock-up agreements, and assuming BancBoston Robertson Stephens Inc. does not release stockholders from these agreements, the following shares will be eligible for sale in the public market at the following times:

     - beginning on the effective date, only the shares sold in the offering will be immediately available for sale in the public market;

     - beginning 180 days after the effective date, approximately 9,182,384 shares will be eligible for sale pursuant to Rules 144, 144(k) and 701; and

     - an additional 7,753,941 shares will be eligible for sale pursuant to Rule 144 at various times in the period following 180 days after the effective date.

     Under Rule 144, the number of shares that may be sold by affiliates of our stockholders are subject to volume restrictions. In general, under Rule 144, and beginning after the expiration of the lock-up agreements, a person who has beneficially owned restricted shares, including shares that are aggregated to such person or persons, for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

     - one percent of the number of shares of common stock then outstanding, which will equal approximately 208,364 shares immediately after the offering; or

     - the average weekly trading volume of the common stock during the four calendar weeks preceding the sale. In order to sell shares under Rule 144, the selling stockholder must comply with manner of sale provisions and notice requirements and current public information about us must be available.

     Under Rule l44(k), the following persons may be expected to sell their shares without complying with the manner of sale, public information, number of shares limitation or notice provisions of Rule 144:

     - not our affiliate during the three months preceding a sale; and

     - beneficially owned the shares proposed to be sold for at least two years.

     As part of the lock-up agreements, all of our employees holding common stock or stock options may not sell shares acquired upon exercise of their options until 180 days after the effective date. Beginning 180 days after the effective date, any of our employees, officers, directors, or consultants who purchased his or her shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell their shares in reliance on Rule 144 without having to comply with the holding period, public information, number of shares limitation or notice provisions of Rule 144. In addition, we intend to file one or more registration statements under the Securities Act as promptly as possible after the effective date to register shares to be issued under our employee benefit plans. As a result, any options exercised under our stock option plans or any other benefit plan after the effectiveness of a registration statement will also be freely tradable in the public market, unless the shares are held by affiliates of ours. Shares held by our affiliates will still be subject to the number of shares limitation, manner of sale, notice and public information requirements of Rule 144 unless the shares may otherwise be sold under Rule 701. As of May 25, 1999, there were outstanding options for the purchase of 1,316,793 shares (including one option for 50,000 shares under our directors' plan). No shares have been issued to date under our purchase plan. As of May 25, 1999, there were outstanding warrants for the purchase of 350,000 shares that are expected to be exercised within thirty days following this offering. Subsequent to May 25, 1999, we issued a warrant exercisable for 14,000 shares of common stock to a financial institution in connection with a working capital line of credit. See "Risk Factors -- Our anticipated offering price will be substantially higher than the per share value based on our assets after subtracting our liabilities. "Management -- Stock Plans" and "Description of Capital Stock -- Registration Rights."

                                  UNDERWRITING

     The underwriters named below, have entered into an underwriting agreement to purchase from us the number of shares of common stock listed next to their names below. BancBoston Robertson Stephens Inc. and Thomas Weisel Partners LLC are the representative of the underwriters. The underwriters have committed to purchase and pay for all of the shares listed below if any shares are purchased.

                                                              NUMBER OF
                        UNDERWRITER                            SHARES
                        -----------                           ---------
     BancBoston Robertson Stephens Inc. ....................  1,980,000
     Thomas Weisel Partners LLC.............................  1,320,000
     E*TRADE Securities.....................................    100,000
     First Albany Corporation...............................    100,000
     Needham & Company, Inc. ...............................    100,000
     Raymond James & Associates, Inc. ......................    100,000
     SG Cowen Securities Corporation........................    100,000
     U.S. Bancorp Piper Jaffray Inc. .......................    100,000
               Total........................................  3,900,000
                                                              =========

     Shares sold by the underwriters to the public will initially be offered at the public offering price listed on the cover page of this prospectus. Any shares sold by underwriters to securities dealers will be sold at a discount of up to $0.42 per share from the initial public offering price. Those securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $0.10 per share from the public offering price. If all the shares are not sold at the initial offering price, the representatives may change the offering price and other selling terms.

     The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     Option to Purchase Additional Shares. We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 585,000 additional shares of common stock at the same price per share as we will receive for the 3,900,000 shares that the underwriters have agreed to purchase. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of additional shares that the number of shares of common stock to be purchased by it shown in the above table represents as a percentage of the 3,900,000 shares offered in this prospectus. If purchased, additional shares will be sold by the underwriters on the same terms as those on which the 3,900,000 shares are being sold. We will be obligated to sell these shares if the underwriters exercise their option to purchase additional shares. If the option is exercised in full, the total price to the public, underwriting discounts and commissions and proceeds to company will be $44,850,000, $3,139,500, and $41,010,500, respectively.

     Directed Share Program. At our request, the underwriters have reserved up to 195,000 shares of common stock to be issued by us and offered for sale in this prospectus, at the initial public offering price, to our directors, officers, employees, business associates and persons otherwise related to Accrue. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase these reserved shares. The underwriters will offer any reserved shares that are not so purchased to the general public on the same basis as the other shares offered in this prospectus.

     Indemnity. The underwriting agreement contains covenants of indemnity among the underwriters and us against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

     Agreements Not to Sell Shares. Each of our officers and directors and other holders of shares of our common stock have agreed, during the period ending 180 days after the date of this prospectus, subject to limited exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose of loan, pledge or grant any rights with respect to any shares of common stock or any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or later acquired directly by such holders or with respect to which they have the power of disposition, without the prior written consent of BancBoston Robertson Stephens Inc. However, BancBoston Robertson Stephens Inc. may, in its sole discretion and at any time without notice, release all or any portion of securities subject to the agreements not to sell shares. There are no existing agreements between the representatives of the underwriters and any of our stockholders providing consent to the sale of shares prior to the expiration of the 180-day period.

     Future Sales by Us. In addition, we have agreed that during the 180 days after the date of this prospectus, we will not, without the prior written consent of BancBoston Robertson Stephens Inc., subject to certain exceptions,
(1) consent to the disposition of any shares held by stockholders subject to agreements not to sell shares prior to the expiration of the 180-day period or
(2) issue, sell, contract to sell, or otherwise dispose of, any shares of common stock, any options to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than our sale of shares in this offering, the issuance of common stock upon the exercise of outstanding options, and the issuance of options under existing stock option and incentive plans, provided such options do not vest prior to the expiration of the 180-day period. See "Shares Eligible for Future Sale."

     Listing. We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol "ACRU."


     No Prior Public Market. Prior to this offering, there has been no public market for our common stock. Consequently, the public offering price for the common stock offered by this prospectus was determined through negotiations among Accrue and the representatives of the underwriters. Among the factors considered in such negotiations are prevailing market conditions, our financial information, market valuations of other companies that we and the representatives believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.


     Stabilization. The representatives of the underwriters have advised us that, pursuant to Regulation M under the Securities Act, certain persons participating in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or the purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with this offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with this offering if the common stock originally sold by such underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised us that these types of transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     Expenses of the Offering. We estimate the total expenses of the offering (excluding underwriting discounts and commissions) to be $700,000.

     New Underwriters. Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners has been named as a lead or co-manager on 50 filed public offerings of equity securities, of which 30 have been completed, and has acted as a syndicate member in an additional 21 public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for Accrue by Venture Law Group, A Professional Corporation, Menlo Park, California. John V. Bautista, a director of Venture Law Group, is the secretary of Accrue. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Brobeck Phleger & Harrison LLP, San Francisco, California. As of the date of this prospectus, certain directors of Venture Law Group and an investment partnership affiliated with Venture Law Group own 22,857 shares of our Series A preferred stock, which shares will convert into 22,857 shares of our common stock upon the completion of this offering and hold options to purchase 20,000 shares of our common stock at an exercise price of $8.00 per share.

                                    EXPERTS

     The financial statements as of March 31, 1998 and 1999 and for each of the three years in the period ended March 31, 1999 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                    ADDITIONAL INFORMATION AVAILABLE TO YOU

     Accrue has filed with the Securities and Exchange Commission a Registration Statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedule therewith. For further information with respect to Accrue and the common stock offered hereby, reference is made to the registration statement and to the exhibits and schedules therewith. Statements made in this prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved. The registration statement and the attached exhibits and schedules may be inspected without charge at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, NY 10048, and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part of the registration statement may be obtained from the SEC's offices upon payment of certain fees prescribed by the SEC. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

                             ACCRUE SOFTWARE, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................  F-2
Balance Sheets..............................................  F-3
Statements of Operations....................................  F-4
Statements of Stockholders' Equity..........................  F-5
Statements of Cash Flows....................................  F-6
Notes to Financial Statements...............................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Accrue Software, Inc.

     In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Accrue Software, Inc. as of March 31, 1998 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Accrue's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

San Jose, California
May 17, 1999, except for Note 11,
as to which the date is May 25, 1999

                             ACCRUE SOFTWARE, INC.

                                 BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                        PRO FORMA
                                                                      STOCKHOLDERS'
                                                    MARCH 31,            EQUITY
                                               -------------------      MARCH 31,
                                                1998        1999          1999
                                               -------    --------    -------------
                                                                       (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents................    $   217    $  1,600
  Accounts receivable, net.................        744       1,636
  Prepaid expenses and other current
     assets................................         28         144
                                               -------    --------
     Total current assets..................        989       3,380
Property and equipment, net................        482         697
Other assets...............................         --         127
                                               -------    --------
     Total assets..........................    $ 1,471    $  4,204
                                               =======    ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable.........................    $    61    $    294
  Accrued liabilities......................        243         645
  Deferred revenue.........................        162         971
  Convertible subordinated notes payable...        500          --
  Current portion long term debt...........         93         136
                                               -------    --------
     Total current liabilities.............      1,059       2,046
Long term debt, net of current portion.....        312         169
                                               -------    --------
     Total liabilities.....................      1,371       2,215
                                               -------    --------
Commitments (Note 4)
Convertible preferred stock, $0.001 par
  value:
  Authorized: 10,000 shares
  Issued and outstanding: 3,101 and 9,033
     shares in 1998 and 1999 and zero pro
       forma shares........................      5,893      12,876       $     --
Common stock, $0.001 par value:
  Authorized: 20,000 shares
  Issued and outstanding: 3,102 and 5,430
     shares in 1998 and 1999 and 15,710 pro
     forma shares..........................          3           5             14
Additional paid-in capital.................         52       6,538         19,405
Notes receivable from stockholders.........         --        (213)          (213)
Unearned compensation......................         --      (4,726)        (4,726)
Accumulated deficit........................     (5,848)    (12,491)       (12,491)
                                               -------    --------       --------
     Total stockholders' equity............        100       1,989       $  1,989
                                               -------    --------       ========
     Total liabilities and stockholders'
       equity..............................    $ 1,471    $  4,204
                                               =======    ========

   The accompanying notes are an integral part of these financial statements.

                             ACCRUE SOFTWARE, INC.

                            STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                       YEAR ENDED MARCH 31,
                                                   -----------------------------
                                                    1997       1998       1999
                                                   -------    -------    -------
Net revenue:
  Software license...............................  $   163    $   978    $ 2,192
  Maintenance and service........................       19        142        760
                                                   -------    -------    -------
     Total revenue...............................      182      1,120      2,952
Cost of revenue..................................       22        141        227
                                                   -------    -------    -------
Gross profit.....................................      160        979      2,725
                                                   -------    -------    -------
Operating expenses:
  Research and development.......................      909      2,232      2,887
  Sales and marketing............................      670      1,961      3,896
  General and administrative.....................      616        772      1,326
  Stock-based compensation expense...............       --         --      1,294
                                                   -------    -------    -------
     Total operating expenses....................    2,195      4,965      9,403
                                                   -------    -------    -------
Loss from operations.............................   (2,035)    (3,986)    (6,678)
Other income.....................................      108         83         81
Interest expense.................................       --        (18)       (46)
                                                   -------    -------    -------
Net loss.........................................  $(1,927)   $(3,921)   $(6,643)
                                                   =======    =======    =======
Net loss per share, basic and diluted............  $ (0.72)   $ (1.37)   $ (2.06)
                                                   =======    =======    =======
Shares used in computing net loss per share,
  basic and diluted..............................    2,686      2,859      3,223
                                                   =======    =======    =======
Pro forma net loss per share, basic and diluted
  (unaudited)....................................                        $ (0.59)
                                                                         =======
Shares used in computing pro forma net loss per
  share, basic and diluted (unaudited)...........                         11,299
                                                                         =======

   The accompanying notes are an integral part of these financial statements.

                             ACCRUE SOFTWARE, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                              CONVERTIBLE                                        NOTES
                            PREFERRED STOCK     COMMON STOCK     ADDITIONAL    RECEIVABLE
                            ----------------   ---------------    PAID-IN         FROM         UNEARNED     ACCUMULATED
                            SHARES   AMOUNT    SHARES   AMOUNT    CAPITAL     STOCKHOLDERS   COMPENSATION     DEFICIT      TOTAL
                            ------   -------   ------   ------   ----------   ------------   ------------   -----------   -------
Issuance of common stock
  in exchange for in
  process technology......     --    $    --   2,686      $3       $   24        $  --         $    --       $     --     $    27
Issuance of warrant to
  purchase 350 shares of
  common stock............     --         --      --      --            4           --              --             --           4
Issuance of Series A
  preferred stock, net of
  issuance costs of $19...    529        351      --      --           --           --              --             --         351
Conversion of notes
  payable into Series A
  preferred stock.........    214        150                                                                                  150
Issuance of Series B
  preferred stock, net of
  issuance costs of $24...  1,798      3,879      --      --           --           --              --             --       3,879
Conversion of notes
  payable into Series B
  preferred stock.........     47        100                                                                                  100
Issuance of Series C
  preferred stock, net of
  issuance costs of $23...    490      1,350      --      --           --           --              --             --       1,350
Net loss..................     --         --      --      --           --           --              --         (1,927)     (1,927)
                            -----    -------   -----      --       ------        -----         -------       --------     -------
Balances, March 31,
  1997....................  3,078      5,830   2,686       3           28           --              --         (1,927)      3,934
Issuance of Series C
  preferred stock, net....     23         63      --      --           --           --              --             --          63
Exercise of stock
  options.................     --         --     416      --           24           --              --             --          24
Net loss..................     --         --      --      --           --           --              --         (3,921)     (3,921)
                            -----    -------   -----      --       ------        -----         -------       --------     -------
Balances, March 31,
  1998....................  3,101      5,893   3,102       3           52           --              --         (5,848)        100
Issuance of restricted
  common stock in exchange
  for services............     --         --      53      --          167           --              --             --         167
Issuance of common stock
  in exchange for notes
  receivable..............     --         --   1,755       2          211         (213)             --             --          --
Issuance of Series D
  preferred stock, net of
  issuance costs of $13...    468      1,003      --      --           --           --              --             --       1,003
Conversion of notes
  payable into Series D
  preferred stock.........    461      1,000                                                                                1,000
Issuance of Series E
  preferred stock, net of
  issuance costs of $23...  5,003      4,980      --      --           --           --              --             --       4,980
Unearned compensation
  related to grants of
  stock options and
  issuance of restricted
  common stock............     --         --      --      --        6,020           --          (6,020)            --          --
Amortization of unearned
  stock compensation......     --         --      --      --           --           --           1,294             --       1,294
Exercise of stock
  options.................     --         --     520      --           88           --              --             --          88
Net loss..................     --         --      --      --           --           --              --         (6,643)     (6,643)
                            -----    -------   -----      --       ------        -----         -------       --------     -------
Balances, March 31,
  1999....................  9,033    $12,876   5,430      $5       $6,538        $(213)        $(4,726)      $(12,491)    $ 1,989
                            =====    =======   =====      ==       ======        =====         =======       ========     =======

   The accompanying notes are an integral part of these financial statements.

                             ACCRUE SOFTWARE, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                       YEAR ENDED MARCH 31,
                                                   -----------------------------
                                                    1997       1998       1999
                                                   -------    -------    -------
Cash flows from operating activities:
  Net loss.......................................  $(1,927)   $(3,921)   $(6,643)
  Adjustments to reconcile net loss to net cash
     used in operating activities:
     Common stock issued for acquisition of
       in-process technology.....................       27                    --
     Common stock issued for services............       --         --        167
     Depreciation and amortization...............       41        118        171
     Provision for sales returns and doubtful
       accounts..................................       --         23        237
     Stock-based compensation expense............       --         --      1,294
     Changes in operating assets and liabilities:
       Accounts receivable.......................      (43)      (724)    (1,129)
       Prepaid expenses and other current
          assets.................................      (37)         9       (116)
       Other assets..............................      (15)        15       (127)
       Accounts payable..........................      120         86        233
       Accrued liabilities.......................       48         57        402
       Deferred revenue..........................       13        148        809
                                                   -------    -------    -------
          Net cash used in operating
             activities..........................   (1,773)    (4,189)    (4,702)
                                                   -------    -------    -------
Cash flows from investing activities:
  Acquisition of property and equipment..........     (445)      (187)      (386)
                                                   -------    -------    -------
          Net cash used in investing
             activities..........................     (445)      (187)      (386)
                                                   -------    -------    -------
Cash flows from financing activities:
  Proceeds from issuance of preferred stock, net
     of issuance costs...........................    5,730         63      5,983
  Proceeds from equipment loan...................       --        406         --
  Proceeds from issuance of common stock
     warrant.....................................        4         --         --
  Proceeds from notes payable....................       --        500        500
  Proceeds from stock options exercised..........       --         25         88
  Repayment of equipment loan....................       --         --       (100)
                                                   -------    -------    -------
          Net cash provided by financing
             activities..........................    5,734        994      6,471
                                                   -------    -------    -------
Net increase (decrease) in cash and cash
  equivalents....................................    3,516     (3,382)     1,383
Cash and cash equivalents at beginning of year...       83      3,599        217
                                                   -------    -------    -------
Cash and cash equivalents at end of year.........  $ 3,599    $   217    $ 1,600
                                                   =======    =======    =======
Supplemental disclosure of cash flow information:
  Notes payable converted to preferred stock.....  $   100    $    --    $ 1,000
                                                   =======    =======    =======
  Interest paid..................................  $     3    $    18    $    47
                                                   =======    =======    =======

   The accompanying notes are an integral part of these financial statements.

                             ACCRUE SOFTWARE, INC.

                         NOTES TO FINANCIAL STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 1 -- FORMATION AND BUSINESS OF ACCRUE:

     Accrue Software, Inc. ("Accrue") was formed in February 1996 and is a provider of enterprise e-business analysis solutions. The activity from February 1996 through March 31, 1996 was insignificant. The activity included $8 of research and development expense and the issuance of a convertible promissory note as discussed in Note 6. The $8 of research and development expense was included in fiscal year 1997 results of operations. Accrue's product, Accrue Insight, is an e-business analysis software that allows organizations to evaluate the effectiveness of their e-business initiatives by providing data in a format and level of accuracy that facilitates strategic merchandising and marketing decisions. Accrue Insight offers users detailed Web-site traffic information, visitor activity, and content effectiveness metrics. Web site managers and marketers can analyze this data to make merchandising and marketing decisions which maximize revenue, new buyers and customer loyalty. Accrue also provides professional services to assist customers in Accrue Insight deployment.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

CERTAIN RISKS AND CONCENTRATIONS

     Accrue's cash and cash equivalents as of March 31, 1999 are on deposit with one U.S. financial institution.

     Accrue performs ongoing credit evaluations of its customers and collateral is not required. Accrue maintains allowances for potential returns and credit losses.

     At March 31, 1998, two customers individually accounted for 13% and 12% of accounts receivable. At March 31, 1999, two customers individually accounted for 14% and 11% of accounts receivable.

     The market in which Accrue competes is characterized by rapid technological change, frequent new product introductions, changes in customer requirements and emerging industry standards. Significant technological change could adversely affect Accrue's operating results and subject Accrue to returns of products. While Accrue has ongoing programs to minimize the adverse effect of such changes and considers technological change in estimating its allowance, such estimates could change in the future.

     Accrue licenses technology that is incorporated into its products from certain third parties. Any significant interruption in the supply or support of any licensed software could adversely affect Accrue's sales, unless and until Accrue can replace the functionality provided by this licensed software. Because Accrue's products incorporate software developed and maintained by third parties, Accrue depends on such third parties to deliver and support reliable products, enhance their current products, develop new products on a timely and cost-effective basis and respond to emerging industry standards and other technological changes. The failure of these third parties to meet these criteria could adversely impact Accrue's business.

                             ACCRUE SOFTWARE, INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

USE OF ESTIMATES

     Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FINANCIAL INSTRUMENTS

     Financial instruments that potentially subject Accrue to concentrations of credit risks principally comprise cash and cash equivalents. Cash equivalents are highly liquid investments with original or remaining maturities of three months or less as of the date of purchase. Cash equivalents present insignificant risk of changes in value because of interest rate changes. Accrue has not experienced significant losses relating to any investment instruments.

     The amounts reported for cash equivalents, receivables, notes payable and long-term debt are considered to approximate fair values based upon comparable market information available at the balance sheet date.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation expense is provided using the straight-line method over the estimated useful lives of the respective assets, generally three to seven years. Leasehold improvements are amortized on a straight line basis over the estimated life of the lease, or the useful life of the asset, whichever is shorter.

     Maintenance and repairs are charged to expense as incurred. When assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in operations.

REVENUE RECOGNITION

     Accrue adopted the provisions of Statement of Position 97-2, or SOP 97-2, Software Revenue Recognition, as amended by Statement of Position 98-4, Deferral of the Effective Date of Certain Provisions of SOP 97-2, effective April 1, 1998. SOP 97-2 supersedes Statement of Position 91-1, Software Revenue Recognition, and delineates the accounting for software product, products including software that is not incidental to the product, and maintenance revenues. Under SOP 97-2, Accrue recognizes product revenues upon shipment if a signed contract exists, the fee is fixed and determinable, collection of resulting receivables is probable and product returns are reasonably estimable. Accrue records a provision for estimated product returns at the time the products are shipped.

     For contracts with multiple obligations (e.g. deliverable and undeliverable products, maintenance, installation and other services), revenue is allocated to each component of the contract based on objective evidence of its fair value, which is the price charged when elements are sold separately, or for products not yet being sold separately, the price

                             ACCRUE SOFTWARE, INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

established by management. Accrue recognizes revenue allocated to maintenance fees, including amounts allocated from product revenue, for ongoing customer support and unspecified product updates ratably over the period of the maintenance contract. Payments for maintenance fees are generally made in advance and are non-refundable. For revenue allocated to consulting services, such as installation and training, Accrue recognizes revenue as the related services are performed.

     Prior to the adoption of SOP 97-2, effective April 1, 1998, Accrue recognized revenue from the sale of products upon shipment if remaining obligations were insignificant and collection of the resulting accounts receivable was probable. Provisions for the estimated product returns were accrued upon shipment. Revenue from software maintenance contracts, including amounts unbundled from product sales, were deferred and recognized ratably over the period of the contract. Consulting services revenue was recognized as the related services were performed.

RESEARCH AND DEVELOPMENT COSTS

     Research and development costs are charged to operations as incurred. Software development costs are capitalized beginning when a product's technological feasibility has been established and ending when a product is available for general release to customers. Amounts that could have been capitalized under Statement of Financial Accounting Standards No. 86 Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, have been insignificant and therefore no costs have been capitalized to date.

ADVERTISING EXPENSE

     Accrue accounts for advertising costs as expense in the period in which they are incurred. Advertising expense for the fiscal years ended March 31, 1997, 1998 and 1999 was $1, $15 and zero, respectively.

INCOME TAXES

     Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. The provision for income tax expense is comprised of income taxes payable for the current period, plus the net change in deferred tax amounts during the period.

NET LOSS PER SHARE AND UNAUDITED PRO FORMA STOCKHOLDERS' EQUITY

     Basic and diluted net loss per share are computed using the weighted average number of common shares outstanding. Options, warrant, shares subject to repurchase and preferred stock were not included in the computation of diluted net loss per share because the effect would be antidilutive.

                             ACCRUE SOFTWARE, INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     Unaudited pro forma net loss per share has been computed as described above and also gives effect, even if antidilutive, to common equivalent shares from preferred stock that will automatically convert upon the closing of Accrue's initial public offering (using the as-if-converted method). If the offering contemplated by this Prospectus is consummated, all of the convertible preferred stock outstanding as of the closing date will automatically be converted into an aggregate of approximately 10,280 shares of common stock based on the shares of convertible preferred stock outstanding at March 31, 1999. The pro forma effect of this conversion of preferred stock is presented on the pro forma balance sheet.

     A reconciliation of shares used in the calculation of net loss per share and unaudited pro forma net loss per share follows:

                                                       YEARS ENDED MARCH 31,
                                                   -----------------------------
                                                    1997       1998       1999
                                                   -------    -------    -------
NET LOSS PER SHARE, BASIC AND DILUTED:
  Net loss.......................................  $(1,927)   $(3,921)   $(6,643)
                                                   =======    =======    =======
  Weighted average shares of common stock
     outstanding.................................    2,686      2,926      4,310
  Less weighted average shares subject to
     repurchase..................................       --        (67)    (1,087)
                                                   -------    -------    -------
  Shares used in computing net loss per share,
     basic and diluted...........................    2,686      2,859      3,223
                                                   =======    =======    =======
  Net loss per share, basic and diluted..........  $ (0.72)   $ (1.37)   $ (2.06)
                                                   =======    =======    =======
  Antidilutive options, warrant, shares subject
     to repurchase and preferred stock not
     included in loss per share calculations.....    4,440      4,889     13,586
                                                   =======    =======    =======
PRO FORMA NET LOSS PER SHARE, BASIC AND DILUTED:
  Net loss.......................................                        $(6,643)
                                                                         =======
  Shares used in computing net loss per share,
     basic and diluted...........................                          3,223
  Adjustments to reflect the effect of the
     assumed conversion of weighted average
     shares of convertible preferred stock
     outstanding.................................                          8,076
                                                                         -------
  Shares used in computing pro forma net loss per
     share, basic and diluted....................                         11,299
                                                                         =======
  Pro forma net loss per share, basic and
     diluted.....................................                        $ (0.59)
                                                                         =======

STOCK-BASED COMPENSATION

     Accrue accounts for its stock-based compensation in accordance with the provision of Accounting Principles Board Opinion No. 25, or APB 25, "Accounting for Stock Issued to Employees" and presents disclosures required by Statement of Financial Accounting Standard No. 123, or SFAS No. 123.

                             ACCRUE SOFTWARE, INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

COMPREHENSIVE INCOME

     Accrue has adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," or SFAS 130. SFAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. There was no difference between Accrue's net loss and its total comprehensive loss for fiscal years 1997, 1998 and 1999.

RECENT ACCOUNTING PRONOUNCEMENTS

     In March 1998, the American Institute of Certified Public Accountants, or AICPA, issued Statement of Position 98-1, or SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 establishes the accounting for costs of software products developed or purchased for internal use, including when such costs should be capitalized. Accrue does not expect SOP 98-1, which is effective for financial statements for fiscal years beginning after December 15, 1998, to have a significant effect on its financial condition or results of operations.

     In April 1998, AICPA issued Statement of Position 98-5, or SOP 98-5, "Reporting on the Costs of Start-Up Activities." SOP 98-5 requires companies to expense the costs of start-up activities and organization costs as incurred. In general, SOP 98-5 is effective for fiscal years beginning after December 15, 1998. Accrue believes the adoption of SOP 98-5 will not have a material impact on its results of operations.

     In June 1998, the FASB issued Statement of Financial Accounting Standard No. 133, or SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including derivative instruments embedded in other contracts, and hedging activities. SFAS No. 133 is effective for all fiscal quarters beginning after June 15, 1999. Accrue does not expect SFAS No. 133 to have a significant effect on its financial condition or results of operations.

     In December 1998, the Accounting Standards Executive Committee, or AcSEC, issued Statement of Position 98-9, or SOP 98-9, modification of SOP 97-2, "Software Revenue Recognition," with Respect to Certain Transactions. SOP 98-9 amends SOP 97-2 to require that an entity recognize revenue for multiple element arrangements by means of the "residual method" when (1) there is vendor-specific objective evidence, or VSOE, of the fair values of all the undelivered elements that are not accounted for by means of long-term contract accounting, and (2) VSOE of fair value does not exist for one or more of the delivered elements, and
(3) all revenue recognition criteria of SOP 97-2 and SOP 98-9 will be effective for transactions that are entered into in fiscal years beginning after March 15, 1999. Retroactive application is prohibited. Accrue does not expect SOP 98-9 to have any effect on its results of operations.

                             ACCRUE SOFTWARE, INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 3 -- BALANCE SHEET COMPONENTS:

ACCOUNTS RECEIVABLE

                                                           MARCH 31,
                                                         --------------
                                                         1998     1999
                                                         ----    ------
Accounts receivable....................................  $767    $1,741
Less: Allowance for sales returns and doubtful
  accounts.............................................   (23)     (105)
                                                         ----    ------
                                                         $744    $1,636
                                                         ====    ======

PROPERTY AND EQUIPMENT

                                                           MARCH 31,
                                                        ---------------
                                                        1998      1999
                                                        -----    ------
Computer equipment....................................  $ 426    $  700
Software..............................................     75       167
Furniture and fixtures................................    133       153
Leasehold improvements................................      7         7
                                                        -----    ------
                                                          641     1,027
Less: Accumulated depreciation and amortization.......   (159)     (330)
                                                        -----    ------
                                                        $ 482    $  697
                                                        =====    ======

ACCRUED LIABILITIES

                                                           MARCH 31,
                                                          ------------
                                                          1998    1999
                                                          ----    ----
Compensation............................................  $ 75    $196
Accrued royalties.......................................    19     206
Sales tax...............................................    --     150
Other...................................................   149      93
                                                          ----    ----
                                                          $243    $645
                                                          ====    ====

                             ACCRUE SOFTWARE, INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 4 -- COMMITMENTS:

     On February 3, 1999, Accrue entered into a noncancelable operating lease for its office facility for the three year period April 1, 1999 to March 31, 2002. Minimum future lease payments under this agreement are as follows:

                                                              OPERATING
                    YEAR ENDED MARCH 31,                        LEASE
                    --------------------                      ---------
2000........................................................    $264
2001........................................................     278
2002........................................................     293
                                                                ----
                                                                $835
                                                                ====

     Rent expense was $98, $178 and $178 in fiscal years 1997, 1998 and 1999, respectively.

NOTE 5 -- LONG-TERM DEBT:

     In September 1997, Accrue entered into a loan and security agreement with a financial institution under which Accrue can borrow up to an aggregate amount of $2,000. The total agreement includes a revolving line of credit (revolving line) for up to $1,000 and an equipment line of credit (equipment line) for up to $1,000. The revolving line consists of advances against eligible accounts receivable in an aggregate amount not to exceed the total of the committed revolving line or the borrowing base, whichever is less, minus any outstanding letters of credit. Advances against the revolving line bear interest at the bank's prime rate (7.75% at March 31, 1999) plus 0.5% and are due in monthly payments. At March 31, 1999, there have been no advances against the revolving line.

     The equipment line consists of advances for acquisition of equipment through June 18, 1998. Each advance bears interest at the bank's prime rate (7.75% at March 31, 1999) plus 1% and is due in 36 monthly principal and interest payments. The revolving line and equipment line mature on June 18, 2001 and are collateralized by all assets of Accrue, including receivables, equipment and intellectual property.

     At March 31, 1999, future minimum payments under the equipment line are as follows:

                    YEAR ENDED MARCH 31,
                    --------------------
2000........................................................  $ 136
2001........................................................    145
2002........................................................     24
                                                              -----
          Total principal amounts due.......................    305
Less current portion........................................   (136)
                                                              -----
Long-term portion...........................................  $ 169
                                                              =====

     Under these agreements, Accrue is required to comply with certain covenants, among which are minimum quick ratios, debt to net worth ratios, tangible net worth ratios and

                             ACCRUE SOFTWARE, INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

profitability. Accrue was not in compliance with the aforementioned minimum quick ratios or the tangible net worth requirements. However, the financial institution provided a waiver in perpetuity for these instances of non-compliance.

NOTE 6 -- SUBORDINATED CONVERTIBLE NOTES PAYABLE:

     In February and April 1996, Accrue issued convertible promissory notes in the principal amounts of $100 and $50, respectively, to an accredited investor. On May 3, 1996, the promissory notes were canceled and converted into 214 shares of Series A preferred stock.

     In April 1996, Accrue issued a convertible promissory note in the principal amount of $100 to an accredited investor. On September 18, 1996, the promissory note was canceled and converted into 47 shares of Series B preferred stock.

     In January 1998, Accrue received commitments to purchase $1,000 of convertible subordinated promissory notes from venture capitalists. All principal and accrued interest, at 6% per annum, is due 180 calendar days from the date of each note. Accrue had the right to draw down the notes in increments of at least $100 and $1,000 was drawn down. On June 2, 1998 the $1,000 subordinated promissory notes were converted into 461 shares of Series D preferred stock at $2.17 per share.

NOTE 7 -- NOTES RECEIVABLE:

     During fiscal year 1999, Accrue issued 1,755 shares of common stock in exchange for notes receivable from employees totaling $213. Certain of these shares are subject to repurchase as discussed in Note 8. The deemed fair value of the shares issued exceeded the value of the notes receivable. Accordingly, Accrue recorded stock-based compensation expense relating to these shares as discussed in Note 8. The $213 is outstanding as of March 31, 1999.

NOTE 8 -- STOCKHOLDERS' EQUITY:

CONVERTIBLE PREFERRED STOCK

     The following is a summary of Series A-E ("Preferred Stock") convertible preferred stock authorized, issued and outstanding:

                                                       SHARES ISSUED AND
                                                    OUTSTANDING AT MARCH 31,
                                       SHARES      --------------------------
              SERIES                 AUTHORIZED     1997      1998      1999
              ------                 ----------    ------    ------    ------
A..................................      750         743       743       743
B..................................    2,000       1,845     1,845     1,845
C..................................      550         490       513       513
D..................................    1,000          --        --       929
E..................................    5,250          --        --     5,003
                                       -----       -----     -----     -----
                                       9,550       3,078     3,101     9,033
                                       =====       =====     =====     =====

                             ACCRUE SOFTWARE, INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     Authorized shares of Preferred Stock of 450 remaining undesignated.

DIVIDENDS

     The holders of shares of Series A, Series B, Series C, Series D and Series E Preferred Stock are entitled to receive noncumulative dividends at the per share rate equal to $0.07, $0.22, $0.28, $0.22 and $0.10, respectively per share of the purchase price per annum, payable when and as declared by the Board of Directors. For any other dividends or distributions, the outstanding shares of Preferred Stock shall participate with common stock on an as converted basis. As of March 31, 1999, no dividends have been declared.

LIQUIDATION

     In the event of any liquidation, dissolution or winding up of Accrue, either voluntary or involuntary, the holders of Series A, Series B, Series C, Series D and Series E preferred stock shall be entitled to receive, prior and in preference to any distribution of any assets of Accrue to the holders of common stock, an amount per share equal to the sum of (i) $0.70, $2.17, $2.80, $2.17 and $1.00, respectively, for each outstanding share of Preferred Stock and (ii) an amount equal to declared but unpaid dividends on such shares. Thereafter, the remaining assets or property distributable upon such liquidation shall be divided pro rata among the holders of common stock.

CONVERSION

     Each share of Series A, Series B and Series E preferred stock is convertible, at the option of the holder, into shares of common stock at the conversion rate of 1:1. Each share of Series C and Series D preferred stock is convertible, at the option of the holder, into shares of common stock at the conversion rate of 1.314:1 and 2.17:1, respectively. Each share of Preferred Stock shall automatically be converted into shares of common stock immediately upon the earlier of the closing of a firm commitment or an underwritten public offering in which the public offering results in not less than $15,000 to Accrue and the per share price to the public which is at least $9.00.

VOTING

     The holder of each share of Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which each share of Preferred Stock could be converted on the record date for the vote or consent of shareholders, except as otherwise required by law, and has voting rights and powers equal to the voting rights and powers of the common stockholders.

COMMON STOCK

     In May 1996, Accrue issued 2,686 shares of common stock to a stockholder in exchange for in process technology. The in process technology consisted of certain software source and object code which had not yet reached technological feasibility and for which

                             ACCRUE SOFTWARE, INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

no future alternative use existed. The historical cost basis of $27 attributable to the in process technology was recorded as research and development expense.

     Holders of common stock are entitled to dividends as and when declared by the Board of Directors subject to the prior rights of the preferred stockholders. Each share of common stock has the right to one vote. No dividends have been declared or paid as of March 31, 1999.

     Accrue has reserved common stock for issuance of Preferred Stock as follows:

                                                   SHARES RESERVED AT
                                                       MARCH 31,
                                                ------------------------
                    SERIES                      1997     1998      1999
                    ------                      -----    -----    ------
A.............................................    750      750       750
B.............................................  2,000    2,000     2,000
C.............................................    550      550       724
D.............................................     --       --     2,170
E.............................................     --       --     5,250
                                                -----    -----    ------
                                                3,300    3,300    10,894
                                                =====    =====    ======

COMMON STOCK WARRANT

     In May 1996, Accrue sold a warrant to purchase 350 shares of common stock of Accrue at an exercise price of $0.70 per share for $4 in cash to a stockholder. The cash proceeds were recorded in additional paid-in capital. The warrant exercise period expires May 2001. Accrue has reserved common stock for issuance upon exercise of this warrant.

STOCK OPTION PLAN

     Under Accrue's 1996 Stock Option Plan ("the Plan"), as amended, Accrue is authorized to issue up to 6,130 shares of common stock. Under the Plan, incentive options to purchase Accrue's common stock may be granted to employees at prices not lower than fair market value at the date of grant, as determined by the Board of Directors. Non-qualified stock options may be granted to employees, directors and consultants, at prices not lower than 85% of fair market value at the date of grant, as determined by the Board of Directors. The Board also has the authority to set the term of the options (no longer than ten years from date of grant). Options granted generally vest over four years. Unexercised options expire 30 days after termination of employment with Accrue.

     During 1999, Accrue granted an immediately exercisable option to purchase 1,606 shares of common stock to an officer. The option was exercised in October 1998. In connection with the exercise, Accrue received a promissory note receivable agreement from the officer for $193. The note bears interest at 5.06% per annum and is payable in full on October 1, 2002. Under the terms of the agreement, the shares issued are subject to repurchase by Accrue at a rate of 1/4 one year subsequent to the date of purchase and 1/48 thereafter. At March 31, 1999, 1,606 shares were subject to repurchase.

                             ACCRUE SOFTWARE, INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     During fiscal year 1999, Accrue issued 53 shares of restricted common stock to non-employees for consulting services provided. Accrue valued these shares using the Black-Scholes method. The total estimated fair value was $167 and is included in general and administrative expense.

STOCK-BASED COMPENSATION

     During fiscal year 1999, Accrue issued stock purchase rights and options to certain employees under the Plan with exercise prices below the deemed fair market value of Accrue's common stock at the date of grant. In accordance with the requirements of APB 25, Accrue has recorded unearned compensation for the differences between the purchase price of stock issued to employees under stock purchase rights or the exercise price of the stock options and the deemed fair market value Accrue's stock at the date of grant. This unearned compensation is amortized to expense over the period during which Accrue's right to repurchase the stock lapses or options become exercisable, generally four years. At March 31, 1999, Accrue has recorded unearned compensation related to these options in the total amount of $6,020, of which $1,294 had been amortized to expense during fiscal year 1999.

     If the stock-based compensation for the year ended March 31, 1999 had been allocated across the relevant functional expense categories within operating expenses, the allocation would be as follows:

                                                              MARCH 31,
                                                                1999
                                                              ---------
Research and development....................................   $  475
Sales and marketing.........................................      374
General and administrative..................................      445
                                                               ------
                                                               $1,294
                                                               ======

                             ACCRUE SOFTWARE, INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

1996 STOCK PLAN ACTIVITY

     Activity under the Plan is as follows:

                                                     OUTSTANDING OPTIONS
                                       ------------------------------------------------
                                                                               WEIGHTED
                            SHARES                                             AVERAGE
                           AVAILABLE    NUMBER       EXERCISE      AGGREGATE   EXERCISE
                           FOR GRANT   OF SHARES       PRICE         PRICE      PRICE
                           ---------   ---------   -------------   ---------   --------
Shares reserved..........    1,750
Options granted..........   (1,012)      1,012     $0.01 - $0.28     $  30      $0.03
                            ------      ------                       -----
Balances, March 31,
  1997...................      738       1,012     $0.01 - $0.28        30      $0.03
Shares reserved..........      400
Options granted..........   (1,029)      1,029     $0.28 - $0.35       315      $0.31
Options exercised........       --        (416)    $0.01 - $0.35       (24)     $0.06
Options canceled.........      278        (278)    $0.01 - $0.35       (48)     $0.17
                            ------      ------                       -----
Balances, March 31,
  1998...................      387       1,347     $0.01 - $0.35       273      $0.20
Shares reserved..........    3,980
Options granted..........   (3,368)      3,368     $0.12 - $0.75       611      $0.18
Options exercised........       --      (2,328)    $0.01 - $0.35      (321)     $0.14
Options canceled.........      519        (519)    $0.01 - $0.35      (107)     $0.21
                            ------      ------                       -----
Balances, March 31,
  1999...................    1,518       1,868     $0.01 - $0.75     $ 456      $0.24
                            ======      ======                       =====

     The following table summarizes information with respect to stock options outstanding at March 31, 1999:

                   OPTIONS OUTSTANDING                      OPTIONS CURRENTLY
   ----------------------------------------------------        EXERCISABLE
                                  WEIGHTED                ----------------------
                                   AVERAGE     WEIGHTED                 WEIGHTED
                                  REMAINING    AVERAGE                  AVERAGE
     EXERCISE        NUMBER      CONTRACTUAL   EXERCISE     OPTIONS     EXERCISE
       PRICE       OUTSTANDING      LIFE        PRICE     EXERCISABLE    PRICE
   -------------   -----------   -----------   --------   -----------   --------
   $        0.01        144         9.42        $0.01          39        $0.01
   $        0.12      1,049         9.56        $0.12          34        $0.12
   $0.22 - $0.35        337         9.45        $0.32          51        $0.32
   $0.50 - $0.75        338         9.96        $0.63          --           --
                      -----                                   ---
                      1,868                                   124
                      =====                                   ===

                             ACCRUE SOFTWARE, INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     At March 31, 1997, 1998 and 1999 vested options to purchase zero, 196 and 124 shares of common stock, respectively, were unexercised.

     The following information is presented in accordance with the disclosure requirements of SFAS 123. The fair value of each option grant to employees has been estimated on the date of grant using the minimum value method with the following weighted average assumptions used for grants:

                                             1997       1998       1999
                                            -------    -------    -------
Risk-free interest rates..................    6.60%      6.19%      4.91%
Expected life.............................  5 years    5 years    5 years
Expected dividends........................       --         --         --

     The weighted average fair value of the options granted was $0.01, $0.08 and $0.14 per share for the years ended March 31, 1997, 1998 and 1999, respectively.

     Had compensation expense for the stock plans been determined based on the fair value at the grant date for options granted in 1997, 1998 and 1999, consistent with the provisions of SFAS 123, the pro forma net loss would have been reported as follows:

                                            1997       1998       1999
                                           -------    -------    -------
Net loss -- as reported..................  $(1,927)   $(3,921)   $(6,643)
Net loss -- pro forma....................  $(1,928)   $(3,931)   $(6,679)
Net loss per share -- as reported........  $ (0.72)   $ (1.37)   $ (2.06)
Net loss per share -- pro forma..........  $ (0.72)   $ (1.37)   $ (2.07)

     Such pro forma disclosures may not be representative of future compensation cost because options generally vest over several years and additional grants are made each year.

NOTE 9 -- PROFIT SHARING PLAN:

     Accrue sponsors a 401(k) Profit Sharing Plan covering all of its domestic employees. Under this plan, participating employees may elect to contribute up to 20% of their cash compensation, subject to certain limitations. Accrue may elect to make contributions to the plan at the discretion of the Board of Directors. No contributions have been made by Accrue as of March 31, 1999. All employee contributions are 100% vested.

NOTE 10 -- INCOME TAXES:

     There is no provision for income taxes for the years ended March 31, 1997, 1998 and 1999. The difference between the amount of income tax benefit recorded of zero and the amount of income tax benefit calculated using the federal statutory rate of 34% is due to net operating losses being fully offset by a valuation allowance.

     At March 31, 1999, Accrue has federal and state net operating loss carryforwards of approximately $9,970 and $10,260, respectively, available to offset future regular and alternative minimum taxable income, if any. In addition, Accrue has federal and state tax credits of approximately $410 and $180, respectively, to offset future tax liabilities, if any.

                             ACCRUE SOFTWARE, INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

These operating loss carryforwards and credits will expire between 2003 to 2014, if not utilized beforehand.

     For federal and state tax purposes, a portion of Accrue's net operating loss carryforwards may be subject to certain limitations on utilization in case of a change in ownership, as defined by federal and state tax law.

     Temporary differences which give rise to significant portions of deferred tax assets and liabilities are as follows:

                                                         MARCH 31,
                                                     ------------------
                                                      1998       1999
                                                     -------    -------
Deferred tax assets and liabilities:
Net operating loss carry forwards..................  $ 2,147    $ 4,297
Capitalized start up costs.........................      231        155
Research and development credit....................      369        593
Other..............................................       (8)       170
                                                     -------    -------
                                                       2,739      5,215
Valuation allowance................................   (2,739)    (5,215)
                                                     -------    -------
                                                     $    --    $    --
                                                     =======    =======

     Accrue has recorded a full valuation allowance due to uncertainties concerning the recovery of the deferred tax assets. The valuation allowance increased by $957, $1,782 and $2,476 in 1997, 1998 and 1999, respectively.

NOTE 11 -- SIGNIFICANT CUSTOMER AND GEOGRAPHIC INFORMATION:

     Accrue has adopted the Financial Accounting Standards Board's Statements of Financial Accounting Standards No. 131, or SFAS 131, "Disclosure about Segments of an Enterprise and Related Information," effective for fiscal years beginning after December 31, 1997.

     Accrue has one reportable segment. Management uses one measurement of profitability for its business. Accrue markets its products and related services to customers in many industries in the United States and Europe. Revenue by geographic region is as follows:

                                              1997     1998      1999
                                              ----    ------    -------
United States.............................    $182    $1,107    $ 2,832
Foreign...................................      --        13        120
                                              ----    ------    -------
                                              $182    $1,120    $ 2,952
                                              ====    ======    =======

     Two customers individually accounted for 81% and 10% of revenue in 1997. No customer individually accounted for more than 10% of revenue in 1998 and 1999.

                             ACCRUE SOFTWARE, INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 12 -- SUBSEQUENT EVENTS:

INCENTIVE PLANS

     On May 23, 1998, the Board of Directors and stockholders approved the 1999 Employee Stock Purchase Plan, or Purchase Plan, and the 1999 Directors' Option Plan, or the Directors' Plan.

     Accrue intends for the Purchase Plan to qualify under Section 423 of the Internal Revenue Code of 1986, as amended. The Purchase Plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 20% of an employee's compensation, at a price equal to the lower of 85% of the fair market value of Accrue's common stock at the beginning or end of the offering period. Accrue has reserved 500 shares of common stock for issuance under the Purchase Plan.

     The Directors' Plan provides for automatic grant of an option to purchase 50,000 shares of common stock upon election of each nonemployee director and an additional option to purchase 5,000 shares of common stock annually thereafter. The Directors' Plan provides that initial options shall become exercisable in installments as to 1/48th of the number of shares subject to the option each month after the date of grant. The exercise price of all stock options granted under the Directors' Plan shall be equal to the fair market value of a share of Accrue's common stock on the date of grant of the option. Options granted under the Directors' Plan have a term of ten years. Accrue has reserved 200 shares of common stock for issuance under the Directors' Plan.

INITIAL PUBLIC OFFERING

     On May 23, 1999, the Board of Directors authorized Accrue to undertake an initial public offering (IPO) of Accrue's common stock. In addition, the articles of incorporation were amended and restated to provide for (i) the automatic conversion of Preferred Stock into common stock at an IPO price of at least $7.00 per share and net proceeds of $15,000, and (ii) concurrently with the closing of the IPO, the authorization of 75,000 shares of common stock and 5,000 shares of Preferred Stock.

WARRANT

     On May 23, 1999, Accrue issued an option to purchase 20,000 shares of common stock to a director and investment partnership affiliate for legal services at an exercise price of $8.00 per share. The option vests over 4 years and has a life of 10 years. Accrue valued the option using the Black-Scholes method. The fair value of $124 will be amortized to general and administrative expense over the vesting term of the option. The fair value of the option is subject to adjustment based on performance conditions.

LINE OF CREDIT

     On May 25, 1999, Accrue entered into an irrevocable commitment with a financial institution for a working capital line of credit under which Accrue can borrow up to an

                             ACCRUE SOFTWARE, INC.

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

aggregate of $2,000. This line of credit will replace the $1,000 revolving line in Note 5 and expires in June 2000. This line of credit has a borrowing base of the lessor of 80% of eligible accounts receivable or $2,000. Advances against the line of credit bear interest at prime plus 1% to prime plus 5%, depending upon certain conditions. In connection with the line of credit agreement, Accrue has a commitment fee of $15 and has granted the financial institution a warrant to purchase the number of shares derived as follows: 7% multiplied by $2,000 divided by the exercise price. The exercise price is defined as the IPO price if the IPO is executed by October 31, 1999. If Accrue does not execute an IPO by October 31, 1999, (i) the price of the warrant will revert to the latest Preferred Stock financing cost and (ii) if Accrue has not executed a separate equity financing, as defined, then the financial institution will also be eligible for an additional number of shares derived as follows: 3% multiplied by $2,000 divided by the exercise price, as defined. The warrant expires on the later of May 25, 2004 or five years from the date of the IPO. Accrue will value the warrant using the Black-Scholes method and amortize the value as interest expense over the term of the agreement.

                                [COLOR ARTWORK]

                               INSIDE BACK COVER

DIAGRAM 5  ACHIEVING EBUSINESS EFFECTIVENESS IS A CONTINUAL PROCESS

[Shows the Web traffic analysis cycle by following arrows in circular pattern starting with Set Site Goals and ending with Qualitative Analysis.]

Accrue believes that deploying and maintaining effective eBusiness initiatives requires customers to perform the steps shown above. After the goals, design and deployment of a Web site have been completed, customers need a process to measure, through analysis, the effectiveness of their Web sites. At this stage, Accrue Insight is deployed to enable customers to measure Web traffic across highly trafficked sites, model complex network infrastructures, store large volumes of detailed visitor interactions with the Web site, and refine their Web sites to increase the effectiveness of their eBusiness initiatives.

                                      LOGO

UNTIL AUGUST 25, 1999 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                      LOGO

                                3,900,000 SHARES

                                  COMMON STOCK


     Accrue Software, Inc. is offering 3,900,000 shares of its common stock. This is our initial public offering, and no public market currently exists for our shares. Our shares have been approved for quotation on the Nasdaq National Market under the symbol "ACRU." The initial public offering price will be $10.00 per share.


                         ------------------------------

                 INVESTING IN OUR COMMON STOCK INVOLVES RISKS.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                         ------------------------------


                                                              PER SHARE       TOTAL
                                                              ---------    -----------
Public Offering Price.......................................   $10.00      $39,000,000
Underwriting Discounts and Commissions......................   $ 0.70      $ 2,730,000
Proceeds to Accrue..........................................   $ 9.30      $36,270,000


     THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     We have granted the underwriters a 30-day option to purchase up to 585,000 additional shares of our common stock. BancBoston Robertson Stephens Inc. expects to deliver the shares of common stock to purchasers on August 4, 1999.


                         ------------------------------

BANCBOSTON ROBERTSON STEPHENS                         THOMAS WEISEL PARTNERS LLC
INTERNATIONAL LIMITED


                 The date of this prospectus is July 30, 1999.

                                  UNDERWRITING

     The underwriters named below, have entered into an underwriting agreement to purchase from us the number of shares of common stock listed next to their names below. BancBoston Robertson Stephens Inc. and Thomas Weisel Partners LLC are the representative of the underwriters. The underwriters have committed to purchase and pay for all of the shares listed below if any shares are purchased.


                                                              NUMBER OF
                        UNDERWRITER                            SHARES
                        -----------                           ---------
     BancBoston Robertson Stephens Inc. and BancBoston
      Robertson Stephens International Limited .............  1,980,000
     Thomas Weisel Partners LLC.............................  1,320,000
     E*TRADE Securities.....................................    100,000
     First Albany Corporation...............................    100,000
     Needham & Company, Inc. ...............................    100,000
     Raymond James & Associates, Inc. ......................    100,000
     SG Cowen Securities Corporation........................    100,000
     U.S. Bancorp Piper Jaffray Inc. .......................    100,000
               Total........................................  3,900,000



     Shares sold by the underwriters to the public will initially be offered at the public offering price listed on the cover page of this prospectus. Any shares sold by underwriters to securities dealers will be sold at a discount of up to $0.42 per share from the initial public offering price. Those securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $0.10 per share from the public offering price. If all the shares are not sold at the initial offering price, the representatives may change the offering price and other selling terms.


     The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.


     Option to Purchase Additional Shares. We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase up to 585,000 additional shares of common stock at the same price per share as we will receive for the 3,900,000 shares that the underwriters have agreed to purchase. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage of additional shares that the number of shares of common stock to be purchased by it shown in the above table represents as a percentage of the 3,900,000 shares offered in this prospectus. If purchased, additional shares will be sold by the underwriters on the same terms as those on which the 3,900,000 shares are being sold. We will be obligated to sell these shares if the underwriters exercise their option to purchase additional shares. If the option is exercised in full, the total price to the public, underwriting discounts and commissions and proceeds to company will be $44,850,000, $3,139,500, and $41,010,500, respectively.



     Directed Share Program. At our request, the underwriters have reserved up to 195,000 shares of common stock to be issued by us and offered for sale in this prospectus, at the initial public offering price, to our directors, officers, employees, business associates and persons otherwise related to Accrue. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase these reserved shares.

The underwriters will offer any reserved shares that are not so purchased to the general public on the same basis as the other shares offered in this prospectus.


     Indemnity. The underwriting agreement contains covenants of indemnity among the underwriters and us against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement.

     Agreements Not to Sell Shares. Each of our officers and directors and other holders of shares of our common stock have agreed, during the period ending 180 days after the date of this prospectus, subject to limited exceptions, not to offer to sell, contract to sell, or otherwise sell, dispose of loan, pledge or grant any rights with respect to any shares of common stock or any options or warrants to purchase any shares of common stock, or any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or later acquired directly by such holders or with respect to which they have the power of disposition, without the prior written consent of BancBoston Robertson Stephens Inc. However, BancBoston Robertson Stephens Inc. may, in its sole discretion and at any time without notice, release all or any portion of securities subject to the agreements not to sell shares. There are no existing agreements between the representatives of the underwriters and any of our stockholders providing consent to the sale of shares prior to the expiration of the 180-day period.

     Future Sales by Us. In addition, we have agreed that during the 180 days after the date of this prospectus, we will not, without the prior written consent of BancBoston Robertson Stephens Inc., subject to certain exceptions,
(1) consent to the disposition of any shares held by stockholders subject to agreements not to sell shares prior to the expiration of the 180-day period or
(2) issue, sell, contract to sell, or otherwise dispose of, any shares of common stock, any options to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock other than our sale of shares in this offering, the issuance of common stock upon the exercise of outstanding options, and the issuance of options under existing stock option and incentive plans, provided such options do not vest prior to the expiration of the 180-day period. See "Shares Eligible for Future Sale."

     Listing. We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol "ACRU."

     No Prior Public Market. Prior to this offering, there has been no public market for our common stock. Consequently, the public offering price for the common stock offered by this prospectus will be determined through negotiations among Accrue and the representatives of the underwriters. Among the factors to be considered in such negotiations are prevailing market conditions, our financial information, market valuations of other companies that we and the representatives believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

     Stabilization. The representatives of the underwriters have advised us that, pursuant to Regulation M under the Securities Act, certain persons participating in this offering may engage in transactions, including stabilizing bids, syndicate covering transactions or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. A "stabilizing bid" is a bid for or the purchase of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A "syndicate covering transaction" is the bid for or the purchase of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with this offering. A "penalty bid" is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with this offering if the common stock originally sold by such underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by such underwriter or syndicate member. The representatives have advised us that these types of transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

     Expenses of the Offering. We estimate the total expenses of the offering (excluding underwriting discounts and commissions) to be $700,000.


     New Underwriters. Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners has been named as a lead or co-manager on 50 filed public offerings of equity securities, of which 30 have been completed, and has acted as a syndicate member in an additional 21 public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.


                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for Accrue by Venture Law Group, A Professional Corporation, Menlo Park, California. John V. Bautista, a director of Venture Law Group, is the secretary of Accrue. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Brobeck Phleger & Harrison LLP, San Francisco, California. As of the date of this prospectus, certain directors of Venture Law Group and an investment partnership affiliated with Venture Law Group own 22,857 shares of our Series A preferred stock, which shares will convert into 22,857 shares of our common stock upon the completion of this offering and hold options to purchase 20,000 shares of our common stock at an exercise price of $8.00 per share.

                                    EXPERTS

     The financial statements as of March 31, 1998 and 1999 and for each of the three years in the period ended March 31, 1999 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                    ADDITIONAL INFORMATION AVAILABLE TO YOU

     Accrue has filed with the Securities and Exchange Commission a Registration Statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedule therewith. For further information with respect to

Accrue and the common stock offered hereby, reference is made to the registration statement and to the exhibits and schedules therewith. Statements made in this prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved. The registration statement and the attached exhibits and schedules may be inspected without charge at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, NY 10048, and the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part of the registration statement may be obtained from the SEC's offices upon payment of certain fees prescribed by the SEC. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.